Third Quarter Report

FOR THE PERIOD ENDED SEPTEMBER 30, 2005

POWER FINANCIAL
CORPORATION

To the Shareholders

Power Financial Corporation's operating earnings for the nine-month period ended September 30, 2005 were $1,244 million or $1.71 per share, compared with $1,132 million or $1.55 per share for the same period in 2004. This represents a 10.0 per cent increase on a per share basis and reflects an increase in the contribution from Power Financial's subsidiaries.

Other income, consisting of Power Financial's share of Pargesa's non-operating earnings and its share of restructuring costs recorded by Lifeco, was a charge of $2 million for the nine-month period ended September 30, 2005, compared with a gain of $11 million or $0.02 per share in the same period in 2004. In addition, the Corporation's 2005 results include its share, in the amount of $22 million or $0.03 per share, of a $30 million specific charge recorded by Lifeco, described further in this report under Subsidiaries' and Affiliate's Results.

As a result, net earnings for the nine-month period ended September 30, 2005 were $1,220 million or $1.68 per share, compared with $1,143 million or $1.57 per share for the same period in 2004.

THIRD QUARTER RESULTS

For the quarter ended September 30, 2005, operating earnings of the Corporation were $414 million or $0.57 per share, compared with $381 million or $0.52 per share in the third quarter of 2004, an increase of 8.9 per cent on a per share basis.

Other income was a charge of $2 million in the third quarter of 2005. This compares with a charge of $4 million in the corresponding period of 2004. Results for 2005 also include Power Financial's share, in the amount of $22 million or $0.03 per share, of a specific charge recorded by Lifeco.

Therefore, net earnings were $390 million or $0.54 per share for the quarter ended September 30, 2005, compared with $377 million or $0.52 per share in 2004.

SUBSIDIARIES' AND AFFILIATE'S RESULTS

GREAT-WEST LIFECO INC.

Great-West Lifeco reported adjusted net income attributable to common shareholders of $1,333 million or $1.496 per share for the nine-month period ended September 30, 2005, compared with $1,207 million or $1.352 per share in the corresponding period of 2004, an increase of 11 per cent on a per share basis. Adjusted net income excludes reinsurance claim provisions of $30 million related to United States hurricane activity, and restructuring charges of $17 million related to the acquisition of Canada Life Financial Corporation. Net income attributable to common shareholders, including all charges, was $1,286 million or $1.443 per share for the nine-month period of 2005, compared with $1,191 million or $1.335 per share for the same period in 2004.

For the three-month period ended September 30, 2005, adjusted net income attributable to common shareholders was $455 million or $0.510 per share, compared with $417 million or $0.468 per share in the corresponding period of 2004, an increase of 9 per cent on a per share basis. Adjusted net income excludes the reinsurance claim provisions of $30 million described above, and restructuring charges of $4 million. Net income attributable to common shareholders, including all charges, was $421 million or $0.472 per share for the third quarter of 2005, compared with $414 million or $0.466 per share for the same period in 2004.

IGM FINANCIAL INC.

IGM reported net income attributable to common shareholders of $505 million for the nine-month period ended September 30, 2005, compared with $454 million in 2004. Earnings per share were $1.90, compared with $1.71 in 2004, an increase of 11.1 per cent.

For the quarter ended September 30, 2005, net income attributable to common shareholders was $177 million or $0.66 per share, compared with $154 million or $0.58 per share in the third quarter of 2004. This represents a 13.8 per cent increase on a per share basis.

PARJOINTCO N.V.

Parjointco holds Power Financial Corporation's interest in Pargesa Holding S.A. For the nine- and three-month periods ended September 30, 2005, Parjointco contributed $82 million and $19 million, respectively, to Power Financial's operating earnings, compared with $88 million and $20 million, respectively, in 2004. Contribution to other income was $11 million and $1 million, respectively, for the nine- and three-month periods ended September 30, 2005, compared with a gain of $14 million and a charge of $2 million, respectively, in 2004.

On behalf of the Board of Directors,

Robert Gratton
Chairman

R. Jeffrey Orr
President and Chief Executive Officer

November 11, 2005

Power Financial Corporation

Management's Discussion and Analysis of Operating Results

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

The following is a discussion and analysis of the interim consolidated financial position and results of operations of Power Financial Corporation (Power Financial or the Corporation) for the three-month and nine-month periods ended September 30, 2005. This document should be read in conjunction with the unaudited interim consolidated financial statements of Power Financial and notes thereto for the three-month and nine-month periods ended September 30, 2005; Management's Discussion and Analysis of operating results for the year ended December 31, 2004, dated March 22, 2005 and filed on March 31, 2005 (the 2004 MD&A); the consolidated financial statements and notes thereto for the year ended December 31, 2004; and the unaudited interim consolidated financial statements and notes thereto for the six-month period ended June 30, 2005. Additional information relating to Power Financial, including the Annual Information Form, may be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS – This report may contain forward-looking statements about the Corporation or its subsidiaries and affiliate including their business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future action, is also a forward-looking statement.

Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Corporation or its subsidiaries and affiliate, economic factors, and the industries in which they operate generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Corporation or its subsidiaries and affiliate due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, and the Corporation's or its subsidiaries' and affiliate's ability to complete strategic transactions and integrate acquisitions.

The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Corporation has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

OVERVIEW

Power Financial is a holding company with substantial interests in the financial services industry through its controlling interest in Great-West Lifeco Inc. (Lifeco) and IGM Financial Inc. (IGM). Power Financial also holds an interest in Pargesa Holding S.A. (Pargesa), together with the Frère group of Belgium.

The information contained in the following sections concerning Lifeco and IGM has been extracted from the Management's Discussion and Analysis for the interim period ended September 30, 2005 publicly released by these companies. More information on these subsidiaries can be found in their annual and interim financial statements and related management's discussion and analysis. These reports are available from the Secretary of Lifeco or IGM, respectively. They are also available either directly from the Web sites of Lifeco (www.greatwestlifeco.com) or IGM (www.igmfinancial.com), or through Power Financial's Web site (www.powerfinancial.com).

The information contained in the section concerning Pargesa is extracted from the press release issued by Pargesa on November 9, including unaudited earnings for the nine-month period ended September 30, 2005. For more information about Pargesa, readers can access Pargesa's Web site, either directly (www.pargesa.ch) or through Power Financial's Web site.

As in previous years, Pargesa released its six-month earnings during the month of September. The contribution from Parjointco, which holds Power Financial's interest in Pargesa, for the three-month and six-month periods ended June 30, 2005, reflected in the unaudited interim consolidated financial statements of Power Financial for the period ending June 30, 2005, was therefore established by Power Financial on the basis of estimated figures, as previously disclosed. In accordance with the practice in prior years, the impact of the difference between these estimated figures and actual six-month results released by Pargesa in September has been recorded by Power Financial in the third quarter. The impact on Power Financial's third quarter operating earnings is a positive $3 million or $0.00 per share, and the impact on non-operating earnings is a negative $1 million or $0.00 per share. In 2004, the impact on operating earnings was a positive $4 million or $0.01 per share, while the impact on non-operating earnings was a negative $1 million or $0.00 per share.

LIFECO

Lifeco has operations in Canada and internationally through The Great-West Life Assurance Company (Great-West), London Life Insurance Company (London Life) and The Canada Life Assurance Company (Canada Life), and in the United States through Great-West Life & Annuity Insurance Company (GWL&A) and Canada Life.

In Canada, Great-West and its operating subsidiaries, London Life and Canada Life (owned through holding companies London Insurance Group Inc. (LIG) and Canada Life Financial Corporation (CLFC), respectively), offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial and Great-West financial security advisers, and through a multi-channel network of brokers, advisers and financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers a wide range of protection and wealth management products and reinsurance. The Europe segment is comprised of two distinct business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States and Europe. Reinsurance products are provided through Canada Life, London Reinsurance Group Inc. (LRG) and their subsidiaries.

In the United States, GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West, GWL&A and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West, GWL&A and their subsidiaries and may make other investments in the future.

As previously mentioned, on September 24, 2004, the shareholders of Lifeco approved a subdivision of the common shares of the company on a two-for-one basis, which became effective October 6, 2004. As a result, Lifeco's per share figures for periods prior to the effective subdivision date have been adjusted accordingly.

At the end of September 2005, Power Financial and IGM held 70.6% and 4.2%, respectively, of Lifeco's common shares, representing approximately 65% of the voting rights attached to all outstanding Lifeco voting shares.

IGM

IGM is one of Canada's premier personal financial services companies and Canada's largest manager and distributor of mutual funds and other managed asset products. Its activities are carried out principally through its operating units, Investors Group Inc. (Investors Group), Mackenzie Financial Corporation (Mackenzie), and Investment Planning Counsel Inc. (Investment Planning Counsel), which offer their own distinctive products and services through separate advice channels encompassing, at September 30, 2005, over 34,000 consultants and independent financial advisers.

Investors Group, through a network of 3,560 consultants nationwide (at September 30, 2005), offers comprehensive financial planning advice and services to its clients, including investment, retirement, tax and estate planning. Through its Symphony Strategic Investment Planning approach, Investors Group offers clients a full range of investment products, including 137 mutual funds as well as insurance, securities, banking and mortgage products and services.

Mackenzie is a multi-faceted investment management and financial services company, which was founded in 1967. Mackenzie's core business activity is the manufacturing, marketing and management of mutual funds which are sold through relationships with more than 30,000 independent financial advisers across Canada. Mackenzie also provides management services to institutional accounts and provides trust and administrative services.

Investment Planning Counsel, which was acquired in May 2004 and is 75.2% held by IGM, is the fifth largest financial planning firm in Canada with close to 600 financial planners, and had mutual fund assets under management of $1.8 billion (Counsel Group of Funds Inc.) and total assets under management and administration of $8.7 billion at September 30, 2005. Investment Planning Counsel is operating as a separate entity and is being managed by its pre-acquisition leadership team.

At the end of September 2005, Power Financial and Great-West held 55.9% and 3.5%, respectively, of IGM's common shares.

PARGESA

Power Financial Europe B.V., a wholly owned subsidiary of Power Financial, and the Frère group each hold a 50% interest in Parjointco N.V., which at the end of September 2005 held a 54.2% equity interest in Pargesa, representing 61.4% of the voting rights of that company.

The Pargesa group has substantial holdings in four major companies based in Europe, participating in media and entertainment through Bertelsmann AG (Bertelsmann); oil, gas and petrochemicals through Total S.A. (Total); energy, water and waste services through Suez; and specialty minerals through Imerys.

OUTSTANDING NUMBER OF COMMON SHARES

As of the date of this report, there were 704,813,680 common shares of the Corporation outstanding, unchanged from December 31, 2004.

Readers are reminded that a subdivision of the common shares of Power Financial on a two-for-one basis became effective on July 23, 2004. As a result, in this report per share figures related to periods prior to the effective subdivision date have been adjusted accordingly.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of the Corporation, which are the basis of information presented in this report, have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) and presented in Canadian dollars. Please refer to Note 1 to the Consolidated Financial Statements.

The contribution from Parjointco to Power Financial's operating earnings for the nine-month period ended September 30, 2005, was $82 million, compared with $88 million for the same period in 2004. For the three-month periods ended September 30, the contribution was $19 million in 2005 (including the $3 million adjustment resulting from the release by Pargesa of its actual six-month results), compared with $20 million in 2004 (which included, as mentioned above, an adjustment of $4 million). The variance in the contribution from Parjointco has been affected in particular by lower dividend income recorded by Pargesa, as explained below, and the strengthening of the Canadian dollar against the Swiss franc.

Readers are reminded that the contribution from Suez and Total to Pargesa's operating earnings is made of its share of the dividends received from these companies. Dividends from Suez are received once a year, during the second quarter. Total, which also used to pay its annual dividend during the second quarter, changed its distribution policy in the fall of 2004 and now pays its dividend in two instalments: an interim dividend is paid in the fourth quarter of the current fiscal year, and the balance is paid in the second quarter of the following year. As a result, the dividend paid in the second quarter of 2005 (Pargesa's share – SF55 million) represents the final payment of the dividend related to fiscal 2004, while in 2004 the dividend paid in the second quarter (Pargesa's share – SF86 million) represented the full dividend related to fiscal 2003. This situation will not reoccur in the following years. Readers are also reminded that GBL received from Bertelsmann in the second quarter of 2005 and 2004 a cash dividend of €120 million, and a portion of this dividend is, from an accounting standpoint, recorded as income, which represented for Pargesa SF30 million in 2005, compared with SF50 million in 2004.

More details on the results of Lifeco, IGM and Pargesa can be found in the respective sections of this report related to these companies.

RESULTS FROM CORPORATE ACTIVITIES

Corporate activities, before dividends on preferred shares Series C and J, resulted in a net charge to operating earnings of $50 million for the nine-month period ended September 30, 2005, compared with a net charge of $49 million in the corresponding period of last year. For the three-month periods ended September 30, corporate results were a net charge of $18 million in 2005, compared with a net charge of $15 million in 2004.

Dividends on preferred shares, Series C and J, which are now classified as financing charges, amounted to $11 million in the nine-month periods of 2005 and 2004.

OTHER INCOME (CHARGES)

On a year-to-date basis, other income was a charge of $2 million in 2005 whereas it was positive $11 million or $0.02 per share in 2004. For the third quarter, other income was a charge of $2 million in 2005 compared with a charge of $4 million in 2004, including the adjustments resulting from the release by Pargesa of its actual six-month results. The impact of these adjustments was negative $1 million in 2005 and in 2004.

Other income in 2005 includes Power Financial's share of restructuring costs recorded by Lifeco, as well as its share of non-operating earnings related to Pargesa.

In addition to Power Financial's share of restructuring costs expensed by Lifeco and its share of non-operating earnings from Pargesa, other income in the nine-month period of 2004 included a dilution gain of $8 million, recorded in the second quarter, as a result of IGM issuing common shares in connection with the Investment Planning Counsel transaction.

SHARE OF SPECIFIC CHARGE RECORDED BY LIFECO

This specific charge of $22 million or $0.03 per share represents the Corporation's share of a $30 million after-tax charge related to reinsurance claim provisions arising from the recent hurricane activity recorded by Lifeco in the third quarter.

NET EARNINGS

After taking into account other income and the share of the specific charge recorded by Lifeco, net earnings for the nine-month period ended September 30, 2005 were $1,220 million or $1.68 per share, compared with $1,143 million or $1.57 per share in the corresponding period of 2004. For the third quarter ended September 30, net earnings were $390 million or $0.54 per share in 2005, compared with $377 million or $0.52 per share in 2004.

RECONCILIATION WITH FINANCIAL STATEMENTS

The following table shows a reconciliation of the non-GAAP financial measures discussed above with the financial statements of Power Financial.

Reconciliation with Financial Statements

Nine months ended September 30		2005			2004	
	Operating Earnings	**Other Items, net**	**As per Financial Statements**	Operating Earnings	Other Items, net	As per Financial Statements
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests(1)	**2,494**	**(33)**	**2,461**	2,227		2,227
Share of earnings of affiliate	**82**		**82**	88		88
Earnings before other income, income taxes and non-controlling interests	**2,576**	**(33)**	**2,543**	2,315		2,315
Other income (charges)		**(11)**	**(11)**		(4)	(4)
Earnings before income taxes and non-controlling interests	**2,576**	**(44)**	**2,532**	2,315	(4)	2,311
Income taxes	**663**	**(8)**	**655**	620	(10)	610
Non-controlling interests(1)	**669**	**(12)**	**657**	563	(5)	558
Net earnings	**1,244**	**(24)**	**1,220**	1,132	11	1,143
Dividends on perpetual preferred shares issued by Power Financial(1)	**(38)**		**(38)**	(38)		(38)
Attributable to common shareholders	**1,206**	**(24)**	**1,182**	1,094	11	1,105
Per share	**1.71**	**(0.03)**	**1.68**	1.55	0.02	1.57

Three months ended September 30		2005			2004	
	Operating Earnings	**Other Items, net**	**As per Financial Statements**	Operating Earnings	Other Items, net	As per Financial Statements
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests(1)	**833**	**(33)**	**800**	768		768
Share of earnings of affiliate	**19**		**19**	20		20
Earnings before other income, income taxes and non-controlling interests	**852**	**(33)**	**819**	788		788
Other income (charges)		**(3)**	**(3)**		(10)	(10)
Earnings before income taxes and non-controlling interests	**852**	**(36)**	**816**	788	(10)	778
Income taxes	**212**	**(3)**	**209**	212	(5)	207
Non-controlling interests(1)	**226**	**(9)**	**217**	195	(1)	194
Net earnings	**414**	**(24)**	**390**	381	(4)	377
Dividends on perpetual preferred shares issued by Power Financial(1)	**(12)**		**(12)**	(12)		(12)
Attributable to common shareholders	**402**	**(24)**	**378**	369	(4)	365
Per share	**0.57**	**(0.03)**	**0.54**	0.52	–	0.52

(1) Restated to conform to new CICA Handbook Section 3860 which became effective January 1, 2005: Earnings before share of earnings of affiliate, Other income, Income taxes and Non-controlling interests includes dividends on soft-retractable preferred shares issued by the Corporation, as well as dividends on soft-retractable preferred shares and remuneration on capital trust units issued by subsidiaries.

SHAREHOLDERS' EQUITY

Common shareholders' equity was $7,986 million at the end of September 2005, compared with $7,734 million at the end of 2004. The increase of $252 million is mainly due to:

- a $730 million increase in retained earnings, and
- a $491 million net negative variation in foreign currency translation adjustments, relating primarily to the Corporation's indirect investments in Lifeco's foreign operations and Pargesa, as explained above.

No common shares were issued during the period in 2005 under the Employee Stock Option Plan. In the nine-month period ended September 30, 2004, 7,980,000 common shares (on a post-subdivision basis) were issued, resulting in an increase in stated capital of $37 million.

Book value per share was $11.33 at the end of September 2005, compared with $10.97 at the end of 2004.

The stated value of the six series of perpetual preferred shares was $950 million at the end of September 2005, unchanged from the end of 2004.

RATINGS OF THE CORPORATION

As at September 30, 2005, ratings of the Corporation were as follows:

	Dominion Bond Rating Service	Standard & Poor's Ratings Services(1)
Senior debentures	A (high)	A+
Preferred shares		
cumulative	Pfd 2 (high)	Canadian scale P1 [low]
		Global scale A–
non-cumulative	Pfd 2 (high) n	Canadian scale P1 [low]
		Global scale A–

(1) On September 27, 2005, Standard & Poor's Ratings Services affirmed the ratings of the Corporation and at the same time the outlook has been revised to Stable from Negative.

SUBSEQUENT EVENT

On September 21, 2005, the Corporation announced that it had agreed to issue 10,000,000 non-cumulative First Preferred Shares, Series K, carrying a 4.95% annual dividend, for gross proceeds of $250 million. The Series K First Preferred Shares are redeemable in whole or in part at the option of the Corporation on and after October 31, 2010. Completion and closing of the issue took place on October 7, 2005. Net proceeds of the issue will be used by the Corporation to supplement its financial resources, to repay the Corporation's $150 million principal amount of 7.65% debentures when they mature on January 5, 2006, and for general corporate purposes.

CHANGES IN ACCOUNTING POLICY

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

As already disclosed, effective January 1, 2005, the Corporation adopted ACG-15 on Consolidation of Variable Interest Entities. As a result, Lifeco no longer consolidates Great-West Life Capital Trust and Canada Life Capital Trust but recognizes the related debentures on the consolidated balance sheet (refer to Note 3 to the Consolidated Financial Statements). This change in accounting policy had no impact on net earnings available to common shareholders or basic earnings per common share. As for the impact of ACG-15 on IGM, please refer to the IGM section in the MD&A for the interim period ended March 31, 2005.

FINANCIAL INSTRUMENTS – DISCLOSURE AND PRESENTATION

As already disclosed, effective for fiscal years beginning on or after November 1, 2004, CICA 3860, Financial Instruments – Disclosure and Presentation was amended to require obligations that an entity must or can settle by issuing a variable number of the issuer's own equity instruments to be presented as liabilities rather than equity. On January 1, 2005, the Corporation adopted the amended standard retroactively with restatement of prior periods. Some of the Corporation's ($300 million) and subsidiaries' ($1,366 million) preferred shares were reclassified from shareholders' equity to liabilities and the preferred dividends were reclassified to financing charges in the Consolidated Statements of Earnings. The change does not have any impact on earnings per share or net earnings available to common shareholders since preferred share dividends were previously deducted from net earnings in determining net earnings available to common shareholders.

OFF-BALANCE SHEET ARRANGEMENTS

For an overview of off-balance sheet arrangements as of December 31, 2004, please refer to page 85 of the 2004 MD&A, together with Notes 1 and 21 to the 2004 Consolidated Financial Statements. There have been no significant changes in such arrangements since December 31, 2004. The following paragraphs should be read in conjunction with the Notes to the 2004 Consolidated Financial Statements.

SECURITIZATIONS

There were no changes to IGM's liquidity management practices related to securitizations during the nine-month period ended September 30, 2005. During the quarter ended September 30, 2005, IGM entered into securitization transactions through its mortgage banking operation with proceeds of $57 million. Securitized loans serviced at September 30, 2005 totalled $562 million and the fair value of IGM's retained interest was $18 million. This compares with $593 million and $20 million, respectively, at December 31, 2004.

DERIVATIVES

There have been no changes to the Corporation's policies and procedures with respect to the use of derivative instruments during the nine-month period ended September 30, 2005. In addition, there have not been significant changes in either the notional amount outstanding or in the exposure to credit risk that represents the market value of those instruments, which are in a gain position at September 30, 2005.

SYNDICATED LETTERS OF CREDIT

In the normal course of its reinsurance business, Lifeco provides Letters of Credit (LOC) to other parties or beneficiaries. Through certain of its operating subsidiaries, Lifeco has provided LOC to both external and internal parties, which are described in detail in the paragraph "Liquidity Risk (Letters of Credit)" included in the section related to Lifeco in the 2004 MD&A. See also Note 24 to the 2004 Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS

There have been no material changes in the contractual obligations of the Corporation from those reported at December 31, 2004. Contractual commitments of Lifeco increased from $309 million at December 31, 2004 to $446 million at September 30, 2005.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

For an overview of financial instruments and other instruments as of December 31, 2004, please refer to page 86 of the 2004 MD&A and to Notes 20 and 21 to the 2004 Consolidated Financial Statements.

Changes in both the carrying values and fair values of financial instruments did not have a significant impact on the financial condition of the Corporation for the nine-month period ended September 30, 2005. In addition, there were no significant changes in the risks related to these financial instruments and the policies and procedures designed to manage these risks during the period.

SUMMARY OF QUARTERLY RESULTS

In this table, all per share amounts are presented on a post-subdivision basis.

Summary of Quarterly Results

	2005			2004				2003			
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues(1)	**5,748**	6,295	6,987	6,269	5,456	6,398	5,799	6,178	(59)	4,445	4,794
Operating earnings(2)(3)(4)(5)(6)	**414**	449	381	406	381	413	338	350	315	322	261
per share – basic	**0.57**	0.62	0.52	0.56	0.52	0.57	0.46	0.48	0.43	0.44	0.36
Other income and share of specific charge recorded by Lifeco(4)(5)	**(24)**	2	(2)	(6)	(4)	18	(3)	(36)	808	–	(10)
per share – basic	**(0.03)**	0.00	(0.00)	(0.01)	(0.00)	0.02	(0.00)	(0.05)	1.16	–	(0.02)
Net earnings	**390**	451	379	400	377	431	335	314	1,123	322	251
per share – basic	**0.54**	0.62	0.52	0.55	0.52	0.59	0.46	0.43	1.59	0.44	0.34
per share – diluted	**0.53**	0.62	0.52	0.55	0.52	0.59	0.46	0.43	1.58	0.43	0.34

(1) Certain reinsurance transactions were entered into by Great-West, London Life and GWL&A in 2003. The effect of these transactions is included in the decrease in revenues for the third quarter of 2003 compared to other quarters (for more details, please refer to the section on Lifeco in the 2004 MD&A).

(2) In 2003, the contribution from Lifeco to operating earnings includes the effects of the acquisition of CLFC by Lifeco from July 10, 2003 onwards. The contribution from Lifeco also includes the additional contribution provided by the shares of Lifeco acquired by Power Financial in 2003, principally during the third quarter, net of related financing costs.

(3) The contribution from Pargesa to operating earnings includes, in the second quarter, Pargesa's share of the dividends paid by Total and Suez, as well as Pargesa's share of the portion of the dividend received by GBL from Bertelsmann which is considered a preferred dividend (Pargesa's share: SF30 million in 2005, SF50 million in 2004, SF46 million in 2003) and thus recorded as income. These dividends contribute significantly to Pargesa's operating results. Dividends from Suez and Bertelsmann are received once a year, during the second quarter. Total, which also used to pay an annual dividend, started in the fall of 2004 to pay its dividend in two instalments. Pargesa's contribution to operating earnings of Power Financial includes, in the second quarter of 2004 and 2003, its share of the annual dividend paid by Total related to the previous year. The annual dividend paid by Total in the second quarter of 2004 was €4.70 per share. In the fourth quarter of 2004, the contribution also includes Pargesa's share of the first instalment (€2.40 per share) of the dividend related to fiscal 2004, while in the second quarter of 2005 it only includes the final portion (€3.00 per share) of this dividend.

(4) Pargesa releases its six-month results only in September and, as previously explained, any difference between actual results compared to estimates used by Power Financial when releasing its results for the periods ended June 30 are recorded by Power Financial in the third quarter. The impact of such differences on operating earnings was $3 million ($0.00 per share), $4 million ($0.01 per share) and $3 million ($0.00 per share) in 2005, 2004 and 2003, respectively. The impact on non-operating earnings was negative $1 million ($0.00 per share), negative $1 million ($0.00 per share) and positive $25 million ($0.04 per share) in 2005, 2004 and 2003, respectively.

(5) For a definition of this non-GAAP financial measure, please refer to Presentation of Results – Non-GAAP Financial Measures earlier in this MD&A.

(6) As explained in this report, dividends on soft-retractable preferred shares are now classified as financing charges in the statement of earnings. Figures for 2004 and 2003 have been restated accordingly. This change has no effect on income attributable to common shareholders or basic earnings per share.

Summary of Consolidated Operations

(unaudited)	Three months ended September 30 2005	2004	Nine months ended September 30 2005	2004
Income				
Premium income	**3,189**	3,087	**11,505**	10,438
Net investment income	**1,396**	1,304	**4,015**	4,019
Fee and other income	**603**	555	**1,833**	1,674
	5,188	4,946	**17,353**	16,131
Benefits and expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**3,650**	3,387	**12,547**	11,489
Commissions	**294**	297	**954**	902
Operating expenses	**535**	543	**1,652**	1,699
Premium taxes	**58**	75	**183**	190
Financing charges	**49**	51	**146**	153
Amortization of finite life intangible assets	**5**	7	**14**	14
Restructuring costs	**4**	8	**22**	26
Net income before income taxes	**593**	578	**1,835**	1,658
Income taxes – current	**194**	171	**393**	375
– future	**(54)**	(30)	**48**	33
Net income before non-controlling interests	**453**	437	**1,394**	1,250
Non-controlling interests	**24**	19	**86**	49
Net income – shareholders	**429**	418	**1,308**	1,201
Perpetual preferred share dividends	**8**	4	**22**	10
Net income – common shareholders	**421**	414	**1,286**	1,191
Earnings per common share				
Basic	**0.472**	0.466	**1.443**	1.335
Diluted	**0.468**	0.462	**1.430**	1.323

NON-GAAP FINANCIAL MEASURES

This section may contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "adjusted net income," "earnings before adjustments," "net income before adjustments" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

SEGREGATED FUND DEPOSITS AND SELF-FUNDED PREMIUM EQUIVALENTS (ASO CONTRACTS)

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) group health contracts. However, Lifeco does earn fee and other income related to these contracts. Both segregated funds and ASO contracts are an important aspect of the overall business of Lifeco and should be considered when comparing volumes, size and trends.

TRANSLATION OF FOREIGN CURRENCY

Through its operating subsidiaries, Lifeco conducts business in multiple currencies. The four primary currencies are the Canadian dollar, the United States dollar, the British pound, and the euro. Throughout this section, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period. The rates employed are:

Period ended	Balance Sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
United States dollar			
September 30, 2005	**$1.16**	**$1.22**	**$1.3176**
June 30, 2005	$1.23	$1.24	$1.3305
March 31, 2005	$1.21	$1.23	$1.3178
December 31, 2004	$1.20	$1.30	$1.5832
September 30, 2004	$1.26	$1.33	$1.5820
June 30, 2004	$1.34	$1.34	$1.5762
March 31, 2004	$1.31	$1.32	$1.5733
British pound			
September 30, 2005	**$2.05**	**$2.26**	**$2.3214**
June 30, 2005	$2.20	$2.31	$2.3072
March 31, 2005	$2.28	$2.32	$2.3013
December 31, 2004	$2.31	$2.38	$2.3238
September 30, 2004	$2.29	$2.42	$2.3168
June 30, 2004	$2.43	$2.44	$2.2880
March 31, 2004	$2.41	$2.42	$2.2085
Euro			
September 30, 2005	**$1.40**	**$1.55**	**$1.6180**
June 30, 2005	$1.48	$1.59	$1.6104
March 31, 2005	$1.57	$1.61	$1.6053
December 31, 2004	$1.63	$1.62	$1.6200
September 30, 2004	$1.57	$1.63	$1.6300
June 30, 2004	$1.63	$1.64	$1.6400
March 31, 2004	$1.61	$1.65	$1.6500

The net effective rate for the translation of foreign currency operations reflects the translation of foreign currency income and expenses at the average daily rate for the period together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility (see note 21 to the 2004 consolidated financial statements).

CONSOLIDATED OPERATING RESULTS

SUMMARY OF QUARTERLY RESULTS

Lifeco's net income attributable to common shareholders, before restructuring costs related to the acquisition of CLFC and before claim provisions arising from recent hurricane activity along the Gulf Coast of the United States, was $455 million for the third quarter of 2005, compared with $417 million reported a year ago, an increase of 9%. On a per share basis, this represents $0.510 per common share ($0.506 diluted) for the third quarter of 2005 compared with $0.468 per common share ($0.464 diluted) a year ago.

Net income attributable to common shareholders, after restructuring costs and claim provisions arising from recent hurricane activity along the Gulf Coast of the United States, was $421 million for the third quarter of 2005 or $0.472 per common share ($0.468 diluted), compared with $414 million or $0.466 per common share ($0.462 diluted) for the third quarter of 2004. The improvement is attributable to the Canadian and European operating segments.

CANADA – For the third quarter, net income attributable to common shareholders increased to $204 million compared with $168 million in 2004. Group Insurance grew by 16%, Individual Insurance & Investment Products grew 18% and the negative earnings impact from Corporate decreased 22%.

NET INCOME

Consolidated net earnings of the Canadian segment of Lifeco attributable to common shareholders for the third quarter of 2005 increased 21% to $204 million from $168 million a year ago. For the nine months ended September 30, 2005, consolidated net earnings attributable to common shareholders increased 21% to $602 million compared with $496 million a year ago.

Net Income – Common Shareholders

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% change	**2005**	2004	% change
Group Insurance	**78**	67	16	**222**	189	17
Individual Insurance & Investment Products	**140**	119	18	**401**	346	16
Corporate	**(14)**	(18)	–	**(21)**	(39)	–
	204	168	21	**602**	496	21

The major contributors to the increases were as follows:

GROUP INSURANCE – The increase reflects improved health morbidity experience from improvements in the long-term disability sub-line and improved medical, drug and dental costs, mitigated somewhat by a deterioration in life mortality experience.

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS – The increase is essentially attributable to strong year-over-year fee income growth and expense gains, increased investment gains and good mortality experience.

CORPORATE – The year-over-year change for the nine-month period largely reflects a real estate valuation provision deemed redundant.

PREMIUMS AND DEPOSITS AND SALES

Premiums and Deposits

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% change	**2005**	2004	% change
Business/Product						
Group Insurance	**1,147**	1,099	4	**3,447**	3,275	5
Individual Insurance						
& Investment Products	**1,947**	1,661	17	**6,498**	7,992	(19)
Total premiums and deposits	**3,094**	2,760	12	**9,945**	11,267	(12)
Summary by Type						
Risk-based products	**1,451**	1,384	5	**4,553**	4,859	(6)
ASO contracts	**477**	451	6	**1,453**	1,389	5
Segregated fund deposits						
Individual products	**538**	426	26	**1,935**	1,649	17
Group products	**628**	499	26	**2,004**	3,370	(41)
Total premiums and deposits	**3,094**	2,760	12	**9,945**	11,267	(12)

Sales

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% change	**2005**	2004	% change
Business/Product						
Group Insurance	**69**	104	(34)	**277**	259	7
Individual Insurance						
& Investment Products	**1,299**	1,039	25	**4,486**	3,758	19
Total sales	**1,368**	1,143	20	**4,763**	4,017	19

IN QUARTER – Total premiums and deposits for the three months ended September 30, 2005 increased $334 million, compared to the three months ended September 30, 2004.

Total sales for the three months ended September 30, 2005 were up 20% overall from third quarter 2004 levels. Sales in 2005 were $1,368 million in total: $40 million Life Insurance, $11 million Living Benefits, $69 million Group Insurance, $943 million Individual Retirement & Investment Services, and $305 million Group Retirement Services.

NINE MONTHS – Total premiums and deposits for the nine months ended September 30, 2005 were $9,945 million, down $1,322 million from the nine months ended September 30, 2004. The 2004 premiums and deposits included the conversion of Canada Life's trust business to London Life. This conversion added $2,222 million of premiums and deposits in 2004. Excluding the effect of conversion, Individual Insurance & Investment Products premiums and deposits increased 13% for the nine months of 2005.

Total sales for the nine months ended September 30, 2005 were up 19% overall from same period in 2004. Sales in 2005 were $4,763 million in total: $120 million Life Insurance, $34 million Living Benefits, $277 million Group Insurance, $3,381 million Individual Retirement & Investment Services, and $951 million Group Retirement Services.

NET INVESTMENT INCOME

Net Investment Income

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% change	**2005**	2004	% change
Investment income earned	**606**	583	4	**1,822**	1,777	3
Amortization of gains and losses	**95**	72	32	**249**	219	14
Provision for credit losses	**–**	1	–	**18**	3	–
Gross investment income	**701**	656	7	**2,089**	1,999	5
Less: investment expenses	**6**	6	–	**17**	22	(23)
Net investment income	**695**	650	7	**2,072**	1,977	5

Net investment income for the three months ended September 30, 2005 increased by $45 million or 7% compared to the same period last year.

For the nine months ended September 30, 2005, net investment income increased by $95 million or 5% from the same period last year.

The provision for credit losses in 2005 includes the reduction of allowances for credit losses of $17 million due to improved credit experience and higher equity market levels.

FEE INCOME

In addition to providing traditional risk-based insurance products, the company also provides certain products on a fee-for-service basis. The most significant of these products is segregated funds, for which the company earns investment management fees, and ASO contracts, under which the company provides group insurance benefit plan administration on a cost-plus basis.

Fee Income

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% change	**2005**	2004	% change
Segregated funds	**147**	127	16	**427**	384	11
ASO contracts	**29**	27	7	**92**	85	8
Other	**22**	15	47	**57**	40	43
	198	169	17	**576**	509	13

Fee income on segregated fund products increased from $127 million for the three months ended September 30, 2004 to $147 million for the three months ended September 30, 2005, resulting from strong growth in fees from new and existing business, and improved equity market conditions. Fee income on ASO increased from $27 million in 2004 to $29 million in 2005, resulting from growth in the block of business. Other fee income of $22 million resulted from a broad-based increase in property management fees, asset management fees and Quadrus distribution fees for 2005 compared with $15 million for 2004.

Fee income on segregated fund products increased from $384 million for the nine months ended September 30, 2004 to $427 million for the nine months ended September 30, 2005, resulting from strong growth in fees from new and existing business from improved equity market conditions. Fee income on ASO increased from $85 million in 2004 to $92 million in 2005, resulting from growth in the block of business. Other fee income of $57 million resulted from a broad-based increase in property management fees, asset management fees and Quadrus distribution fees for 2005 compared with $40 million for 2004.

The amount of segregated fund investment management fees earned by the company is influenced by the market value of the underlying fund assets. As market conditions and expectations dictate, the company may from time to time utilize derivative contracts to hedge against declines in equity market levels. In 2005, the company has entered into certain derivative contracts that will provide a partial hedge against a decline in the S&P/TSX 60 composite index. The company has entered into similar contracts which will provide a partial hedge in 2006 as well.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate, $4.7 billion was paid or credited to policyholders in the nine months ended September 30, 2005. This compares with $5.2 billion in the nine months ended September 30, 2004.

OTHER

Included in other benefits and expenses are operating expenses, commissions, interest expense on long-term debt & other borrowings, and dividends on preferred shares classified as liabilities, as well as premium taxes.

Other

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% change	**2005**	2004	% change
Total expenses	**235**	228	3	**731**	727	1
Less: investment expenses	**6**	6	–	**17**	22	(23)
Operating expenses	**229**	222	3	**714**	705	1
Commissions	**169**	189	(11)	**580**	529	10
Financing charges	**45**	47	(4)	**135**	140	(4)
Premium taxes	**45**	41	10	**135**	129	5
Total	**488**	499	(2)	**1,564**	1,503	4

Operating expenses for the three months ended September 30, 2005 of $229 million are consistent with the same period in 2004. The decrease in commissions includes $2 million of net commissions received from the Europe segment primarily in connection with the reinsurance of acquisition costs associated with certain policies issued in Germany. Commission expense in the Europe segment is increased by a corresponding amount.

Financing charges consists of interest on debentures and other borrowings, as well as distributions on preferred shares classified as liabilities.

For the nine months ended September 30, 2005, operating expenses of $714 million are consistent with the same period in 2004. The increase in commissions includes the net payment of a $47 million commission to the Europe segment, primarily in connection with the reinsurance of acquisition costs associated with certain policies issued in Germany. Commission expense in the Europe segment is reduced by a corresponding amount.

INCOME TAXES

Income taxes for the three-month and nine-month periods ended September 30, 2005 were $80 million and $205 million, respectively, compared with $64 million and $135 million for the 2004 periods. The increase in income taxes results from higher pre-tax income of $62 million in the three-month period and $222 million in the nine-month period.

BUSINESS UNITS – CANADA

GROUP INSURANCE

2005 HIGHLIGHTS

- Net income grew 17% to $222 million.
- Overall sales results grew by 7%.
- Very positive claims experience emerged in the group health line of business.

OPERATING RESULTS

NET INCOME

IN QUARTER – Net income attributable to common shareholders was $78 million, which represents an increase of 16% compared to the third quarter of 2004.

The results reflect improved group health morbidity experience, particularly in the long-term disability sub-line.

Expense gains improved on a quarter-over-quarter comparative basis due to lower operating expenses and higher expense recoveries. Interest gains also showed a slight improvement. There was a deterioration in group life mortality experience, mainly due to higher than expected death claims.

NINE MONTHS – Net income attributable to common shareholders was $222 million, which represents an increase of 17% compared to the nine months ended September 30, 2004.

The results reflect improved group health morbidity experience. The medical, drug and dental sub-lines improved, particularly in the small- and large-case markets. As well, results improved in the small- and large-case long-term disability sub-lines, partially offset by a deterioration in the mid-sized long-term disability sub-line.

Interest gains improved over last year on higher investment income and expense gains improved due to lower operating expenses and higher expense recoveries.

PREMIUMS AND DEPOSITS AND SALES

Group Insurance – Divisional Summary

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% change	**2005**	2004	% change
Premiums and deposits						
Business/Product						
Small-/mid-sized case	**458**	450	2	**1,363**	1,314	4
Large case – insured	**392**	392	–	**1,177**	1,113	6
– ASO	**477**	451	6	**1,453**	1,389	5
– creditor/direct marketing	**35**	34	3	**103**	98	5
Sub-total	**1,362**	1,327	3	**4,096**	3,914	5
Premiums reinsured						
Small-/mid-sized case	**(106)**	(113)	(6)	**(351)**	(344)	2
Large case – insured	**(109)**	(115)	(5)	**(298)**	(295)	1
Net premiums	**1,147**	1,099	4	**3,447**	3,275	5
Sales						
Business/Product						
Small-/mid-sized case	**41**	43	(5)	**126**	117	8
Large case – insured	**12**	14	(14)	**40**	55	(27)
– ASO	**11**	15	(27)	**77**	38	103
– creditor/direct marketing	**5**	32	(84)	**34**	49	(31)
Total sales	**69**	104	(34)	**277**	259	7

IN QUARTER – Total net premiums and deposits were $1,147 million, which is 4% higher than the third quarter of 2004. Excluding the impact of $215 million of premiums ceded under a bulk reinsurance agreement ($228 million in 2004), premiums and deposits increased 3% over the comparative period in 2004.

Overall sales results in the quarter were 34% lower than 2004. There was a decrease in all markets as there were fewer overall sales opportunities in 2005 when compared to 2004. Sales in the creditor/direct marketing market were lower reflecting a large sale in the third quarter of 2004 that did not recur in the third quarter of 2005.

NINE MONTHS– Total net premiums and deposits were $3,447 million, which is 5% higher than the comparative period in 2004. Excluding the impact of $649 million of premiums ceded under a bulk reinsurance agreement ($639 million in 2004), premiums and deposits increased 5% over the comparative period in 2004.

Overall sales results for the nine months ended September 30, 2005 were 7% higher than 2004. The increase was due to improvements in the small-/mid-sized and ASO markets and in particular in the ASO market from two large sales in 2005.

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS

Individual Insurance & Investment Products (IIIP) consists of four distinct business lines, Individual Life Insurance, Living Benefits, Individual Retirement & Investment Services and Group Retirement Services. Products are distributed through Freedom 55 Financial and Great-West financial security advisers, Canada Life distribution partners including managing general agents, independent brokers and intercorporate agreements with other financial institutions.

2005 HIGHLIGHTS

- 16% earnings growth in 2005 due largely to strong fee income growth, increased investment and expense gains, and good mortality experience.
- 70% increase in universal life sales over third quarter of 2004 as the recent focus on this product line continues to show results.
- 29% increase in segregated fund sales over third quarter 2004 due to a continuing strong Canadian investment market and expanded marketing efforts and sales support at Canada Life.
- Mutual fund assets serviced by Quadrus licensed investment representatives increased by 28% over December 31, 2004.

OPERATING RESULTS

NET INCOME

IN QUARTER – Net income attributable to common shareholders for the three months ended September 30, 2005 was $140 million, which was $21 million more than the third quarter of 2004. The growth reflects strong fee income growth and favourable mortality experience, and increased expense gains.

Net income attributable to participating policyholders was $16 million, $6 million more than the third quarter of 2004, due largely to stronger investment market gains.

NINE MONTHS – Net income attributable to common shareholders for the nine months ended September 30, 2005 was $401 million, which was $55 million more than the comparative period in 2004. The growth reflects strong fee income growth, increased investment gains, and expense gains, and good mortality experience.

For the nine months ended September 30, 2005, net income attributable to participating policyholders was $59 million, $34 million more than at September 30, 2004, due largely to more favourable investment market gains and mortality experience.

PREMIUMS AND DEPOSITS AND SALES

Individual Insurance & Investment Products – Divisional Summary

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% change	**2005**	2004	% change
Premiums and deposits						
Business/Product						
Life Insurance – Participating	**432**	422	2	**1,317**	1,292	2
– Non-participating	**123**	114	8	**356**	337	6
Living Benefits	**58**	53	9	**172**	158	9
Individual Retirement & Investment Services						
Risk-based products	**65**	56	16	**271**	188	44
Segregated funds	**538**	426	26	**1,935**	1,649	17
Group Retirement Services						
Risk-based products	**103**	91	13	**443**	998	(56)
Segregated funds	**628**	499	26	**2,004**	3,370	(41)
Total premiums and deposits	**1,947**	1,661	17	**6,498**	7,992	(19)
Sales						
Business/Product						
Life Insurance – Participating	**17**	17	–	**57**	53	8
– Non-participating	**23**	17	35	**63**	54	17
Living Benefits	**11**	13	(15)	**34**	33	3
Individual Retirement & Investment Services						
Risk-based products	**154**	165	(7)	**580**	509	14
Segregated funds	**629**	489	29	**2,272**	1,932	18
Securities(1)	**160**	92	74	**529**	325	63
Group Retirement Services						
Risk-based products	**28**	22	27	**150**	76	97
Segregated funds	**181**	132	37	**521**	528	(1)
Securities(1)	**96**	92	4	**280**	248	13
Total sales	**1,299**	1,039	25	**4,486**	3,758	19

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

ASSETS UNDER ADMINISTRATION

Assets Under Administration

	September 30		December 31	
	2005	2004	2004	2003
Business/Product				
Individual Retirement & Investment Services				
Risk-based products	**6,001**	6,205	6,129	6,418
Segregated funds	**17,668**	14,940	15,759	14,131
Group Retirement Services				
Risk-based products	**5,820**	5,774	5,825	5,254
Segregated funds	**20,383**	17,650	18,699	15,209
Total assets under administration	**49,872**	44,569	46,412	41,012
Other plan assets(1)				
Business/Product				
Individual Retirement & Investment Services	**2,774**	1,974	2,174	1,614
Group Retirement Services	**6,846**	6,120	6,986	8,813
Total assets under administration and other plan assets				
Individual Retirement & Investment Services(1)	**26,443**	23,119	24,062	22,163
Group Retirement Services(1)	**33,049**	29,544	31,510	29,276

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

Individual Life

IN QUARTER – Individual Life insurance sales of $40 million during the third quarter were $6 million or 18% higher than the third quarter of 2004. This result was due primarily to a 70% increase in universal life sales over 2004 as the company's recent focus on this product line continues to show results. In the quarter, all distribution channels exhibited significant universal life sales growth over 2004. While third quarter participating and term product sales were essentially unchanged from last year, recent improvements in the company's competitive position in both product lines positions this business well for growth through the balance of 2005 and into 2006.

Premiums and deposits on individual life products increased $19 million over the third quarter of 2004, highlighted by an 8% growth in non-participating revenue premium. These results reflect both continued strong persistency and sales momentum.

NINE MONTHS – Individual Life insurance sales in the first nine months of 2005 were $120 million or 12% higher than in the comparable period in 2004. The key driver of these results is a 40% increase in universal life sales with all distribution channels enjoying growth rates of 25% or more. Participating product sales were up 8% over 2004 due to strong large case results, particularly in the London Life channel. Term sales are flat versus 2004 results reflecting strong price competition, particularly in the independent channel. The company expects its position to improve following recent term product repricing.

Premiums and deposits on individual life products were up $44 million to $1,673 million for the first nine months of 2005 with non-participating revenue premium exhibiting a 6% growth over 2004 levels. Strong persistency and increasing sales momentum are the primary reasons for these results.

Living Benefits

IN QUARTER – Total Living Benefits sales were $11 million, 15% lower than the third quarter of 2004 due to a reduction in critical illness product sales.

Premium rates were increased in the fourth quarter of 2004 in response to reinsurer rate increases in the Canadian critical illness insurance market in conjunction with critical illness product enhancements introduced. The previous series of less expensive critical illness products continued to be placed in the first half of 2005. It was anticipated that sales of critical illness products would subsequently subside.

Total Living Benefits premiums were $58 million, 9% higher than the third quarter of 2004, with growth in both disability and critical illness premiums.

NINE MONTHS – Total Living Benefits sales were $34 million, 3% higher than the comparative period in 2004. Sales of critical illness products were $16 million, 7% higher than the period ended September 30, 2004. Sales of disability insurance products were $18 million, 5% lower than the nine months ended September 30, 2004.

Total Living Benefits premiums were $172 million, 9% higher than the period ended September 30, 2004, with good growth in both disability and critical illness premiums.

Individual Retirement & Investment Services (IRIS)

IN QUARTER – IRIS experienced a strong third quarter highlighted by a 29% increase in segregated fund sales over 2004 due to a continuing strong Canadian investment market and expanded marketing efforts and sales support at Canada Life. Segregated fund assets increased by 5% to $17.7 billion at September 30, 2005, due in part to a strong increase in Canadian equity securities, evidenced by an 11% increase in the S&P TSX Composite Index in the third quarter.

Premiums from risk-based products increased 16% from the third quarter of 2004 due to strong growth in payout annuities. Sales are down 7% from 2004 due to decreased reinvestment activity on guaranteed savings products despite more competitive pricing. The strong equity markets, low interest rates and consumer preference for income trusts have made guaranteed products less attractive.

Sales of mutual funds through Quadrus increased 74% over the same quarter in 2004. Assets in the Quadrus Group of Funds grew to over $1.2 billion at September 30, 2005.

NINE MONTHS – IRIS results have been strong, highlighted by an 18% increase in segregated fund sales over 2004. This increase is partially attributable to a new order entry system introduced at Great-West, a continuing strong Canadian investment market and expanded marketing efforts and sales support at Canada Life. Segregated fund assets increased by 12% or $1.9 billion over December 31, 2004.

The asset allocation approach and long-term growth strategy employed by the company's investment fund business limits the exposure to significant withdrawals. This, coupled with increases in sales over 2004 from all distribution channels, resulted in strong net cash flow and segregated fund asset growth in the first nine months of 2005 that exceeded the growth rate for the mutual fund industry.

Sales of risk-based products increased 14% over the nine months ended September 30, 2004 and premium income increased 44%, reflecting the momentum from late 2004 on guaranteed savings and payout annuity products. Sales slowed in the third quarter as clients and advisers focused on the surging equity markets.

Mutual fund assets serviced by Quadrus licensed investment representatives increased by 28% since December 31, 2004. Sales of mutual funds through Quadrus increased 63% over the same period in 2004. Effective January 1, 2005, the company entered into a principal distribution agreement with Mackenzie Financial Corporation covering the distribution of the Quadrus Group of Funds.

Group Retirement Services (GRS)

IN QUARTER – Strong cash flow and increased activity in the large case market highlighted a good quarter for GRS. Sales increased by 24% over 2004. Premiums and deposits were up 24% over 2004 which highlights the quality of the in-force block of business. Total assets, including segregated funds, risk-based assets and securities offered through GRS Securities Inc., increased by $1.2 billion in the third quarter to $33 billion at September 30, 2005.

NINE MONTHS – GRS was focused on conversion of the Canada Life block of business to London Life in the first half of 2005, which temporarily shifted some focus away from sales efforts. From January, 2004 to May, 2005, GRS has converted over $12 billion in assets to the London Life insurance platform and the Solium securities platform. Premiums and deposits in 2004 included the impact of a portion of the Canada Life securities business that was converted to the insurance platform. Excluding the securities conversion activity of $2.2 billion in 2004, premiums and deposits were up 14% over 2004, which highlights the quality of the in-force block of business.

Europe

The European segment is broadly organized along geographically defined market segments and offers a wide range of protection and wealth management products and reinsurance. The segment is comprised of two distinct business units: Insurance and Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States and Europe.

The Insurance & Annuities business is conducted through Canada Life and its subsidiaries. The Reinsurance business is conducted through Canada Life, LRG, and their subsidiaries.

TRANSLATION OF FOREIGN CURRENCY

Foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period.

The company mitigates the volatility associated with the fluctuation of foreign currencies by using forward foreign currency contracts. The effect of these contracts, when utilized, has been reflected in the Net Effective Rate. The rates used to translate foreign currency denominated items are:

Period ended	Balance Sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
United States dollar			
September 30, 2005	**$1.16**	**$1.22**	**$1.2534**
June 30, 2005	$1.23	$1.24	$1.2440
March 31, 2005	$1.21	$1.23	$1.2300
December 31, 2004	$1.20	$1.30	$1.3648
September 30, 2004	$1.26	$1.33	$1.3607
June 30, 2004	$1.34	$1.34	$1.3430
March 31, 2004	$1.31	$1.32	$1.3200
British pound			
September 30, 2005	**$2.05**	**$2.26**	**$2.3214**
June 30, 2005	$2.20	$2.31	$2.3072
March 31, 2005	$2.28	$2.32	$2.3013
December 31, 2004	$2.31	$2.38	$2.3238
September 30, 2004	$2.29	$2.42	$2.3168
June 30, 2004	$2.43	$2.44	$2.2880
March 31, 2004	$2.41	$2.42	$2.2085
Euro			
September 30, 2005	**$1.40**	**$1.55**	**$1.6180**
June 30, 2005	$1.48	$1.59	$1.6104
March 31, 2005	$1.57	$1.61	$1.6053
December 31, 2004	$1.63	$1.62	$1.6200
September 30, 2004	$1.57	$1.63	$1.6300
June 30, 2004	$1.63	$1.64	$1.6400
March 31, 2004	$1.61	$1.65	$1.6500

2005 HIGHLIGHTS

- The company purchased a payout annuity block of business in the United Kingdom.
- Sales increased by $118 million, up 8% from the third quarter of 2004.
- Premiums and deposits increased $190 million from third quarter 2004 levels to $2,009 million.
- The company established a $30 million after-tax provision for recent hurricane activity along the Gulf Coast of the United States.
- The company continues to rationalize its presence in certain international locations. In 2004, the sale of the Bahamas and Cayman Islands branch was completed and the group business in Bermuda was sold. The balance of the Bermuda business and Brazil operations were sold effective July 31, 2005 and October 18, 2005, respectively.

PURCHASE OF PAYOUT ANNUITY BLOCK IN THE UNITED KINGDOM

In the second quarter, the company announced that its United Kingdom subsidiary, Canada Life Limited, had reached an agreement to acquire the payout annuity business of Phoenix and London Assurance Limited (Phoenix and London), a unit of the Resolution Life Group in the United Kingdom. Under the terms of the transaction, the company will assume a block of payout annuity liabilities, and will acquire assets with a corresponding value. The transfer of this business to the company will be carried out under a court-approved arrangement, which is expected to be completed in the fourth quarter of 2005, subject to regulatory and legal approvals.

Effective July 1, 2005, the company reinsured the business and assumed management of the investments. In the third quarter, the contribution from this block to the company's net income was positive, reflecting favourable investment and mortality experience. The addition of this block of business also increased general fund assets and policy liabilities by approximately $4.5 billion (£2.2 billion) in the third quarter.

Selected Consolidated Financial Information – Europe

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% change	**2005**	2004	% change
Total premiums and deposits	**2,009**	1,819	10	**6,932**	6,646	4
Fee and other income	**120**	81	48	**382**	268	43
Paid or credited to policyholders	**1,391**	1,235	13	**5,015**	4,635	8
Net income – common shareholders	**75**	92	(18)	**277**	245	13
Total assets				**25,002**	18,837	33
Segregated fund assets				**18,242**	16,494	11
Total assets under administration				**43,244**	35,331	22

FINANCIAL INFORMATION – EUROPE

Consolidated Operations

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Income				
Premium income	**1,185**	1,176	**4,623**	4,361
Net investment income	**337**	231	**829**	752
Fee and other income	**120**	81	**382**	268
Total income	**1,642**	1,488	**5,834**	5,381
Benefits and expenses				
Paid or credited to policyholders	**1,391**	1,235	**5,015**	4,635
Other	**159**	143	**468**	445
Amortization of finite life intangible assets	**2**	3	**4**	4
Net operating income before income taxes	**90**	107	**347**	297
Income taxes	**14**	13	**62**	51
Net income before non-controlling interests	**76**	94	**285**	246
Non-controlling interests	**1**	2	**8**	1
Net income – shareholders	**75**	92	**277**	245
Perpetual preferred share dividends	**–**	–	**–**	–
Net income – common shareholders	**75**	92	**277**	245

Net Income – Common Shareholders

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% change	**2005**	2004	% change
Insurance & Annuities	**77**	70	10	**235**	185	27
Reinsurance	**(2)**	22	–	**42**	60	(30)
	75	92	(18)	**277**	245	13

OVERVIEW

IN QUARTER

NET INCOME – Net income attributable to common shareholders decreased $17 million or 18% to $75 million compared to the third quarter of 2004. Net income in the Insurance & Annuities business unit increased 10% to $77 million, reflecting strong earnings growth in Ireland and Germany. The Reinsurance business unit reported a net loss of $2 million, due primarily to an after-tax provision of $30 million relating to expected losses arising from recent hurricane activity along the Gulf Coast of the United States. New business strain on the Canada Life life reinsurance business resulted in a year-over-year decrease in earnings. In the quarter, the company reduced its provisions held in connection with the 9/11 claims. This contributed $19 million after tax to earnings.

PREMIUMS AND DEPOSITS AND SALES – Total premiums and deposits for the quarter increased $190 million or 10% to $2,009 million. The increase reflects higher segregated fund premiums on savings and investment and payout annuities products in the United Kingdom and pension products in Ireland and Germany. This was partially offset by the impact of the stronger Canadian dollar against the British pound, euro and U.S. dollar.

NINE MONTHS

NET INCOME – For the nine months ended September 30, 2005, net income attributable to common shareholders increased $32 million or 13% to $277 million compared to the same period in 2004. Net income in the Insurance & Annuities business unit increased 27% to $235 million, reflecting strong earnings growth in the United Kingdom, Ireland and Germany. Net income in the Reinsurance business unit decreased 30% to $42 million.

Improved operational efficiencies and equity market performance also contributed to this strong performance and was partially offset by the impact of the stronger Canadian dollar against the British pound, euro and U.S. dollar.

PREMIUMS AND DEPOSITS AND SALES – For the nine months ended September 30, 2005, total premiums and deposits increased $286 million or 4% to $6,932 million. The growth in premiums reflects an increase in premiums contributed by Ireland, Germany and the Reinsurance business unit. Premiums in the Insurance & Annuities business unit decreased by $43 million, reflecting a decrease in premiums in the Isle of Man and unfavourable currency impact, partially offset by premium growth in the United Kingdom, Ireland and Germany.

BUSINESS UNITS – EUROPE

INSURANCE AND ANNUITIES

NET INCOME

IN QUARTER – Net income attributable to common shareholders increased $7 million, or 10% to $77 million compared to the third quarter of 2004 driven by growth in the United Kingdom, higher sales in Ireland and growth in Germany due to a business surge in 2004. Earnings growth in the United Kingdom is due primarily to favourable mortality and morbidity experience in individual insurance, earnings accretion from the acquired payout annuities business from Phoenix and London, partially offset by the impact from a change in business mix in the Isle of Man.

NINE MONTHS – Net income attributable to common shareholders increased $50 million, or 27% to $235 million compared to the nine months ended September 30, 2004, driven by growth in the United Kingdom, Ireland and Germany. In the United Kingdom, strong sales in payout annuities, additional earnings on the acquired payout annuities business, and better claims experience in individual and group insurance led to favourable results. In Ireland, earnings growth was due primarily to higher sales and stronger investment gains resulting in lower reserve requirements in connection with investment fund guarantees. In Germany, higher net income was primarily driven by growth in the block of business resulting from the surge in business in 2004.

Improved operational efficiencies and equity market performance, partially offset by the impact of the stronger Canadian dollar against the British pound and euro, also contributed to this strong performance.

PREMIUMS AND DEPOSITS AND SALES

IN QUARTER – Premiums and deposits increased $190 million or 16%. The increase reflects higher segregated fund premiums on savings and investment products in the United Kingdom/Isle of Man, payout annuities in the United Kingdom and pension products in Ireland and Germany.

Sales increased by $153 million or 19% compared to the third quarter of 2004. Strong sales growth in payout annuity and savings and investment products in the United Kingdom and pension products in Ireland were partially offset by weaker sales in Germany. The decrease in Germany reflects a weakening in market demand following the surge in business in 2004 caused by changes to the taxation of pension products.

NINE MONTHS – Premiums and deposits decreased $43 million for the nine months ended September 30, 2005. The decrease reflects lower segregated fund premiums on savings and investment products in the Isle of Man, partially offset by an increase in premiums and deposits on payout annuity and savings and investment products in the United Kingdom and pension products in Ireland and Germany.

Sales decreased by $16 million or 1% compared to the nine months ended September 30, 2004. Strong sales growth in payout annuity and savings and investment products in the United Kingdom and pension products in Ireland were offset by a decrease in sales of savings and investment products in the Isle of Man. The Isle of Man decrease in sales of savings and investment products resulted from a distribution reorganization which was completed in the first quarter of 2005, as well as a surge in 2004 sales of estate preservation products due to proposed changes in the tax regulation in 2004. The year-over-year decrease also reflects higher institutional sales in 2004. Sales of this product tend to be larger and less uniform, resulting in volatility in sales trends.

The year-over-year change in premiums and deposits and sales was negatively affected by the strengthening of the Canadian dollar against the British pound, euro and U.S. dollar. The average translation rate for the British pound was $2.26 ($2.42 in 2004) and the euro was $1.55 ($1.63 in 2004).

REINSURANCE

NET INCOME

IN QUARTER – The Reinsurance business unit reported a net loss of $2 million, due primarily to an after-tax provision of $30 million relating to expected losses arising from recent hurricane activity along the Gulf Coast of the United States. New business strain on the Canada Life life reinsurance business resulted in a year-over-year decrease in earnings. In the quarter, the company reduced its provisions held in connection with 9/11 claims. This contributed $19 million after tax to earnings.

NINE MONTHS – Net income for the Reinsurance business unit was $42 million, a decrease of $18 million or 30% over the nine months ended September 30, 2004. The decrease was due primarily to a provision of $30 million (after tax) relating to expected losses arising from recent hurricane activity along the Gulf Coast of the United States. In addition, the company increased its provision for adverse development by $48 million relating to property and casualty contracts, incurred new business strain and unfavourable mortality experience. The above developments were partially offset by adverse claims experience on certain property and casualty reinsurance contracts in 2004 that did not recur in 2005 and a reduction in provisions relating to 9/11 claims.

London Life and General Reinsurance Company Limited, a subsidiary of LRG, entered into a reinsurance agreement to provide guarantee risk protection to Canada Life Assurance (Ireland) Ltd., a subsidiary of Canada Life. The transaction resulted in a decrease in actuarial liabilities of $41 million.

The year-over-year strengthening of the Canadian dollar against the U.S. dollar had an adverse effect on results. The average translation rate for the U.S. dollar was $1.22 vs. $1.33 in 2004.

PREMIUMS AND DEPOSITS AND SALES

IN QUARTER – Premiums and deposits for the Reinsurance business unit were equal to prior year at $654 million. This primarily reflects increased volume of business in Canada Life Reinsurance and larger in-force business in LRG offset by the commutation of certain reinsurance contracts and the impact of the stronger Canadian dollar against the U.S. dollar.

Sales were $577 million, a decrease of $35 million or 6% from the same period in 2004.

NINE MONTHS – Premiums and deposits for the Reinsurance business unit were $2,776 million, an increase of $329 million or 13% over the nine months ended September 30, 2004. This primarily reflects the commutations and renegotiations of certain reinsurance contracts by LRG.

Sales were $2,565 million, an increase of $277 million or 12% over the same period in 2004.

The year-over-year strengthening of the Canadian dollar against the U.S. dollar had an adverse effect on results.

United States

The United States operating results for Lifeco include the net operating income of GWL&A, and the consolidated United States operations of Great-West, together with an allocation of a portion of Lifeco's corporate results.

2005 HIGHLIGHTS

- Net income in U.S. dollars increased 13% over the first nine months of 2004.
- Effective January 1, 2005, the company consolidated its entire block of pharmacy business to one pharmacy benefit manager (PBM). This change has enhanced pharmacy management and resulted in a reduction in the company's drug cost trend.
- Healthcare morbidity and administrative fees remained favourable. Sales premium increased 55% for the three months ended September 30, 2005 compared to the same period in 2004, due primarily to improved sales in the National market. However, sales premium for the nine months ended September 30, 2005 decreased 33% compared to the same period in 2004, due primarily to a decline in the number of cases sold combined with lower average membership per case.
- Financial Services earnings for the nine months ended September 30, 2005 increased 17% in U.S. dollars due to improved mortality in the Individual Markets area and to a reduction of income tax liabilities associated with the resolution of prior-year tax issues.
- Total participant accounts in Financial Services have increased 10% from 2004 as a result of two new large institutional clients and sales in 2005 in the public/non-profit area.

Selected Consolidated Financial Information – United States

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% change	**2005**	2004	% change
Total premiums and deposits	**2,568**	2,714	(5)	**8,478**	7,849	8
Fee and other income	**285**	305	(7)	**875**	897	(2)
Paid or credited to policyholders	**719**	703	2	**2,807**	1,702	65
Net income – common shareholders	**151**	157	(4)	**445**	470	(5)
Total assets				**27,147**	28,875	(6)
Segregated fund assets				**16,740**(1)	16,510	1
Total assets under administration				**43,887**	45,385	(3)

(1) The company's segregated funds offer mutual funds or other investment options that purchase guaranteed annuity contracts issued by the company. As of September 30, 2005, such investments had been made in the guaranteed interest annuity contracts in the amount of $431 million. As the general account investment contracts are also included in the segregated fund account balances, the company has reduced the segregated fund account balances by $377 million to avoid overstatement of customer account values under management.

FINANCIAL INFORMATION – UNITED STATES

Consolidated Operations

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Income				
Premium income	**553**	527	**2,329**	1,218
Net investment income	**367**	423	**1,123**	1,290
Fee and other income	**285**	305	**875**	897
Total income	**1,205**	1,255	**4,327**	3,405
Benefits and expenses				
Paid or credited to policyholders	**719**	703	**2,807**	1,702
Other	**288**	318	**900**	988
Net operating income before income taxes	**198**	234	**620**	715
Income taxes	**45**	75	**170**	236
Net income before non-controlling interests	**153**	159	**450**	479
Non-controlling interests	**2**	2	**5**	9
Net income – shareholders	**151**	157	**445**	470
Perpetual preferred share dividends	**–**	–	**–**	–
Net income – common shareholders	**151**	157	**445**	470

Net Income – Common Shareholders

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% change	**2005**	2004	% change
Healthcare	**55**	62	(11)	**170**	192	(11)
Financial Services	**96**	94	2	**268**	276	(3)
Corporate	**–**	1	–	**7**	2	–
	151	157	(4)	**445**	470	(5)
In millions US$	**117**	99	18	**336**	297	13

OVERVIEW

IN QUARTER

NET INCOME – Consolidated net income of the United States segment for the three months ended September 30, 2005 was $151 million, compared with $157 million for the same period in 2004. The decrease was primarily related to the change in the net effective currency rate as net income increased 18% in U.S. dollars.

Healthcare net income increased 5% in U.S. dollars due to improved aggregate morbidity experience. Financial Services net income increased 27% in U.S. dollars due to improved mortality and a reduction in income tax liability related to the resolution of prior-year tax issues.

PREMIUMS AND DEPOSITS AND SALES

Premiums and Deposits

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% change	**2005**	2004	% change
Business/Product						
Healthcare	**1,603**	1,741	(8)	**4,878**	4,798	2
Financial Services	**965**	973	(1)	**3,600**	3,051	18
Total premiums and deposits	**2,568**	2,714	(5)	**8,478**	7,849	8
Summary by Type						
Risk-based products	**553**	527	5	**2,329**	1,218	91
Self-funded premium equivalents (ASO contracts)	**1,373**	1,564	(12)	**4,232**	4,680	(10)
Segregated fund deposits						
Individual products	**47**	77	(39)	**149**	192	(22)
Group products	**595**	546	9	**1,768**	1,759	1
Total premiums and deposits	**2,568**	2,714	(5)	**8,478**	7,849	8
Total premiums and deposits US$	**2,183**	2,070	5	**6,949**	5,902	18

Sales

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% change	**2005**	2004	% change
Business/Product						
Healthcare	**373**	240	55	**844**	1,251	(33)
Financial Services	**403**	400	1	**1,239**	1,254	(1)
Total sales	**776**	640	21	**2,083**	2,505	(17)
Total sales US$	**654**	490	33	**1,707**	1,884	(9)

PREMIUMS AND DEPOSITS – Consolidated premiums and deposits of the United States segment for the three months ended September 30, 2005 increased $113 million or 5% in U.S. dollars over the same period in 2004 and totalled $2,183 million.

SALES – Consolidated sales of the United States segment for the three months ended September 30, 2005 were $654 million compared with $490 million in 2004 in U.S. dollars. The 33% overall increase reflects an improvement in Healthcare sales.

Premiums and deposits and sales were negatively impacted by the strengthening of the Canadian dollar against the U.S. dollar.

The drivers behind the changes in premiums and deposits and sales are discussed in more detail in the analysis of business unit results.

NINE MONTHS

NET INCOME – Consolidated net income, in U.S. dollars, of the United States segment for the nine months ended September 30, 2005 was $336 million compared with $297 million for the same period in 2004, or an increase of 13%.

Healthcare net income increased 5% in U.S. dollars due to increased pharmacy benefit management revenue and improved aggregate morbidity experience. Financial Services net income increased 17% in U.S. dollars due to improved mortality and a reduction in income tax expense associated with the resolution of prior-year tax issues.

In addition to the contribution to earnings from Healthcare and Financial Services, the Corporate contribution was related to increased investment income, fees and income tax benefits.

PREMIUMS AND DEPOSITS – Consolidated premiums and deposits of the United States segment for the nine months ended September 30, 2005 increased $1,047 million or 18% over the same period in 2004 and totalled $6,949 million in U.S. dollars. The increase is attributable to higher Public/Non-Profit (P/NP) and 401(k) revenue in the Financial Services business unit and a US$449 million reduction in premiums ceded in 2005 compared to 2004 in the Healthcare business unit.

SALES – Consolidated sales of the United States segment for the nine months ended September 30, 2005 were $1,707 million compared with $1,884 million in 2004 in U.S. dollars. The $177 million overall decrease is primarily related to Healthcare reflecting a decline in the number of cases sold combined with lower average membership per case.

Premiums and deposits and sales were negatively impacted by the strengthening of the Canadian dollar against the U.S. dollar.

The drivers behind the changes in premiums and deposits and sales are discussed in more detail in the analysis of business unit results.

NET INVESTMENT INCOME

Net Investment Income

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% change	**2005**	2004	% change
Investment income earned	**358**	406	(12)	**1,073**	1,227	(13)
Amortization of gains and losses	**16**	20	(20)	**51**	67	(24)
Provision for credit losses	**(3)**	2	–	**13**	10	30
Gross investment income	**371**	428	(13)	**1,137**	1,304	(13)
Less: investment expenses	**4**	5	(20)	**14**	14	–
Net investment income	**367**	423	(13)	**1,123**	1,290	(13)

Net investment income for the three months ended September 30, 2005 decreased by $56 million or 13% compared to the previous year. The decrease was due primarily to the strengthening of the Canadian dollar. The investment portfolio also experienced a small decrease in the overall yield due to the change in prevailing interest rates.

For the nine months ended September 30, 2005, net investment income decreased by $167 million or 13% compared to the previous year, due primarily to the reasons discussed above.

FEE INCOME

Fee income is derived from the management of segregated fund assets, the administration of group health ASO business, and third-party administration fees.

Fee Income

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% change	**2005**	2004	% change
Segregated funds	**52**	55	(5)	**162**	170	(5)
ASO contracts	**193**	216	(11)	**599**	628	(5)
Other	**40**	34	18	**114**	99	15
	285	305	(7)	**875**	897	(2)

Fee income for the three months and nine months ended September 30, 2005 decreased 7% and 2%, respectively, compared to 2004 as overall fee growth in all categories was offset by the impact of the strengthening Canadian dollar.

In U.S. dollars, for the nine months ended September 30, 2005, the ASO administrative fees were up 4%, due to an increase in pharmacy benefit management revenue, and the segregated fund fee income and all other category increased 4% and 26%, respectively, related to Financial Services administrative fees.

PAID OR CREDITED TO POLICYHOLDERS

Amounts paid or credited to policyholders include changes in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payments for fee-based products such as ASO contracts and segregated funds.

For the three months ended September 30, 2005, amounts paid or credited to policyholders were $719 million. This result was after a $77 million ($140 million in 2004) reduction relating to the reinsurance of group health business to a third party. Excluding the impact of the reinsurance transactions, amounts paid or credited to policyholders decreased by 6% from $843 million at September 30, 2004 to $796 million, primarily from a decrease in maturities and surrenders in Financial Services.

For the nine months ended September 30, 2005, amounts paid or credited to policyholders were $2,807 million. This result was after a $232 million ($850 million in 2004) reduction relating to the reinsurance of group health business to a third party. Excluding the impact of the reinsurance transactions, amounts paid or credited to policyholders increased by 19% from $2,552 million at September 30, 2004 to $3,039 million, primarily from an increase in policy reserves in Retirement Services related to increased guaranteed premium.

OTHER

Included in other benefits and expenses are operating expenses, commissions, as well as premium taxes.

Other

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% change	**2005**	2004	% change
Total expenses	**228**	241	(5)	**703**	750	(6)
Less: investment expenses	**4**	5	(20)	**14**	14	–
Operating expenses	**224**	236	(5)	**689**	736	(6)
Commissions	**53**	64	(17)	**167**	203	(18)
Financing charges	**4**	4	–	**11**	13	(15)
Premium taxes	**7**	14	(50)	**33**	36	(8)
Total	**288**	318	(9)	**900**	988	(9)

For the three months ended September 30, 2005, operating expenses, commission payments, financing charges and premium tax payments decreased 9% to $288 million, due primarily to the strengthening of the Canadian dollar.

For the nine months ended September 30, 2005, operating expenses, commission payments, financing charges and premium tax payments decreased 9% to $900 million, due primarily to a combination of the strengthening of the Canadian dollar and lower commissions in Healthcare as a result of a decrease in sales.

BUSINESS UNITS – UNITED STATES

HEALTHCARE

NET INCOME

IN QUARTER – In quarter earnings in the Healthcare business unit totalled $55 million, which is an 11% decrease compared to the same period in 2004. The decrease was due primarily to the impact of the stronger Canadian dollar. This decrease was partially offset by improved aggregate morbidity experience.

NINE MONTHS – Earnings in the Healthcare business unit for the nine months ended September 30, 2005 totalled $170 million, which is an 11% decrease compared to the same period in 2004. The decrease was due primarily to the impact of the stronger Canadian dollar. This decrease was partially offset by an improvement in aggregate morbidity results and increased pharmacy benefit management revenue.

PREMIUMS AND DEPOSITS AND SALES

Healthcare – Divisional Summary

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% change	**2005**	2004	% change
Premiums and deposits						
Business/Product						
Group life and health – guaranteed	**230**	177	30	**646**	118	–
– ASO	**1,373**	1,564	(12)	**4,232**	4,680	(10)
Net premiums	**1,603**	1,741	(8)	**4,878**	4,798	2
Sales						
Business/Product						
Group life and health	**373**	240	55	**844**	1,251	(33)

Healthcare – Members

	Change for the three months ended September 30		Total at September 30		
(in thousands)	**2005**	2004	**2005**	2004	% change
Select and mid-market	**19**	23	**1,285**	1,349	(5)
National and specialty risk	**54**	11	**680**	599	14
Total	**73**	34	**1,965**	1,948	1

IN QUARTER – Healthcare premiums and deposits for the third quarter of 2005 decreased 8% to $1,603 million. This result is net of $77 million of premiums ceded to a third party in 2005 ($140 million in 2004) mainly relating to medical stop-loss business.

Excluding the impact of reinsurance activity and currency, premium revenue is consistent compared to the same period last year. Reduced ASO premium is offset by higher guaranteed premium from increased renewal pricing. Membership at September 30, 2005 of 1.965 million members increased 4% from 1.892 million members at June 30, 2005 due to higher sales.

Healthcare sales premium increased 55% to $373 million for the three months ended September 30, 2005 from the same period last year. The increase was due primarily to one large sale in the National market.

NINE MONTHS – Healthcare premiums and deposits for the nine months ended September 30, 2005 increased 2% to $4,878 million, net of $232 million of premiums ceded in 2005 and $850 million in 2004 to third-party reinsurers. In 2004, this included the reduction in premiums and deposits by $429 million as a result of ceding 100% of CLFC's U.S. branch group life and health business to Jefferson-Pilot Corporation. The company reduced the amount of medical stop-loss business it ceded to a third party to $232 million in 2005 from $424 million in 2004.

Excluding the impact of reinsurance activity and currency, premium revenue is consistent compared to the same period last year. Reduced ASO premium is offset by higher guaranteed premium from increased renewal pricing. Membership at September 30, 2005 of 1.965 million members increased 1% from 1.948 million members at September 30, 2004, and is down 56,000 members from December 31, 2004 due to January terminations combined with lower than expected sales in all U.S. markets.

For the nine months ended September 30, 2005, Healthcare sales premium decreased 33% to $844 million from the same period last year. The decrease was due primarily to a decline in number of cases sold combined with lower average membership per case in Select and Mid market.

FINANCIAL SERVICES

NET INCOME

IN QUARTER – Earnings for the third quarter of 2005 were $96 million, an increase of $2 million or 2% compared to the same period in 2004. In U.S. dollars, earnings for the third quarter of 2005 increased 27% due primarily to a decrease in income tax expense related to the resolution of prior-year tax issues and an improvement in mortality in Individual Markets.

NINE MONTHS – Earnings for the nine months ended September 30, 2005 were $268 million, a decrease of $8 million or 3% compared to the same period in 2004. In U.S. dollars, earnings for this period increased 17% for the same reasons as the three-month period above.

PREMIUMS AND DEPOSITS AND SALES

Financial Services – Divisional Summary

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% change	**2005**	2004	% change
Premiums and deposits						
Business/Product						
Individual Markets	**192**	218	(12)	**621**	710	(13)
Retirement Services	**773**	755	2	**2,979**	2,341	27
Net premiums	**965**	973	(1)	**3,600**	3,051	18
Sales						
Business/Product						
Individual Markets	**62**	77	(19)	**165**	190	(13)
Retirement Services	**341**	323	6	**1,074**	1,064	1
Total sales	**403**	400	1	**1,239**	1,254	(1)

Financial Services – Participant Accounts

(in thousands)	Change for the three months ended September 30 2005	2004	Total at September 30 2005	2004	% change
Individual Markets	**(4)**	–	**456**	463	(2)
Public/Non-profit	**34**	25	**1,508**	1,421	6
FASCore	**(1)**	19	**706**	521	36
401(k)	**(8)**	(10)	**483**	469	3
Retirement Services	**25**	34	**2,697**	2,411	12
Total	**21**	34	**3,153**	2,874	10

IN QUARTER – For the third quarter 2005, premiums and deposits decreased $8 million or 1% to $965 million as a result of the currency translation rates. In U.S. dollars premiums and deposits have increased 11%, primarily in the Retirement Services area.

Sales in the third quarter of 2005 increased 1% or $3 million from 2004. Although there has been decreased sales activity in the Individual Markets area, the overall fluctuation has also been negatively impacted by the currency translation rates.

Participant accounts increased 21,000 in the third quarter of 2005 compared with 34,000 in the third quarter of 2004. The decrease was primarily related to one large plan termination in the FASCore institutional market in 2005.

NINE MONTHS – Premiums and deposits for the nine months ended September 30, 2005, increased $549 million or 18% to $3.6 billion, which is primarily attributable to Retirement Services.

The company's segregated funds offer mutual funds or other investment options that purchase guaranteed interest annuity contracts. These guaranteed interest annuity contracts totalled $431 million for the nine months ended September 30, 2005 and are included above as premium. As the general account investment contracts are also included in the segregated fund account balances, the company has reduced the segregated fund account balances by $377 million to avoid overstatement of customer account values under management.

Sales for the nine months ended September 30, 2005 decreased by 1%. An increase in sales in Retirement Services was more than offset by the negative impact of the strengthening Canadian dollar.

At September 30, 2005, total participant accounts increased 10% compared to September 30, 2004 due primarily to a 12% increase in Retirement Services participants, driven by an increase of record-keeping participants in FASCore as a result of two new large institutional clients.

Financial Services – Retirement Services Customer Account Values

	Change for the three months ended September 30 2005	2004	Total at September 30 2005	2004	% change
General account – fixed options					
Public/Non-profit	**(21)**	(102)	**3,774**	3,594	5
401(k)	**27**	34	**1,105**	860	28
	6	(68)	**4,879**	4,454	10
Segregated funds – variable options					
Public/Non-profit	**139**	38	**5,617**	5,206	8
401(k)	**146**	(69)	**6,353**	5,928	7
	285	(31)	**11,970**	11,134	8
Unaffiliated retail investment options & administrative services only					
Public/Non-profit	**2,112**	565	**33,436**	27,962	20
401(k)	**20**	(170)	**5,177**	2,900	79
Institutional (FASCore)	**581**	301	**18,298**	10,269	78
	2,713	696	**56,911**	41,131	38

Lifeco Corporate – Operating Results

The Lifeco Corporate segment includes operating results for activities of Lifeco that are not associated with the major business units of the company.

FINANCIAL INFORMATION

Consolidated Operations

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Income				
Premium income	–	–	–	–
Net investment income	**(3)**	–	**(9)**	–
Fee and other income	–	–	–	–
Total income	**(3)**	–	**(9)**	–
Benefits and expenses				
Paid or credited to policyholders	–	–	–	–
Other	**1**	6	**3**	8
Restructuring costs	**4**	8	**22**	26
Amortization of finite life intangible assets .	–	–	–	–
Net operating income before income taxes	**(8)**	(14)	**(34)**	(34)
Income taxes	**1**	(11)	**4**	(14)
Net income before non-controlling interests	**(9)**	(3)	**(38)**	(20)
Non-controlling interests	–	–	–	–
Net income	**(9)**	(3)	**(38)**	(20)
Perpetual preferred share dividends	–	–	–	–
Net income – common shareholders	**(9)**	(3)	**(38)**	(20)

Corporate net earnings for Lifeco attributable to common shareholders for the three-month period ended September 30, 2005 were a charge of $9 million compared to a charge of $3 million in 2004, comprised of the following after-tax charges: restructuring costs were $4 million, withholding tax of $4 million, and operating expense of $1 million, compared with $3 million of restructuring costs, $3 million of withholding tax, and $3 million of operating income for the three months ended September 30, 2004.

For the nine months ended September 30, 2005, corporate net earnings attributable to common shareholders were a charge of $38 million compared to a charge of $20 million in 2004, comprised of the following after-tax charges: restructuring costs incurred in 2005 related to the CLFC acquisition of $17 million ($16 million in 2004), $14 million of U.S. withholding tax ($6 million in 2004) incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, and $7 million of other charges ($2 million of other income in 2004) incurred at the Lifeco level.

CONSOLIDATED FINANCIAL POSITION

Consolidated Total Assets

	September 30, 2005			
	Canada	**Europe**	**United States**	**Total**
Assets				
Invested assets	**42,388**	**20,510**	**25,894**	**88,792**
Goodwill and intangible assets	**4,993**	**1,742**	**54**	**6,789**
Other assets	**1,554**	**2,750**	**1,199**	**5,503**
Total assets	**48,935**	**25,002**	**27,147**	**101,084**

	December 31, 2004			
	Canada	Europe	United States	Total
Assets				
Invested assets	40,902	16,494	26,140	83,536
Goodwill and intangible assets	5,003	1,778	55	6,836
Other assets	1,359	2,842	1,278	5,479
Total assets	47,264	21,114	27,473	95,851

ASSETS

Assets Under Administration

	September 30, 2005	December 31, 2004
Invested assets	**88,792**	83,536
Goodwill and intangible assets	**6,789**	6,836
Other general fund assets	**5,503**	5,479
Total assets	**101,084**	95,851
Segregated fund assets	**73,033**	69,033
Total assets under administration	**174,117**	164,884

TOTAL ASSETS UNDER ADMINISTRATION

Total assets under administration at September 30, 2005 were in excess of $174 billion, an increase of $9.2 billion from December 31, 2004. General fund assets increased by $5.2 billion and segregated fund assets increased by $4.0 billion compared with December 31, 2004. General fund assets increased primarily as a result of the acquisition of approximately $4.5 billion of payout annuities business from Phoenix and London as described in the Europe segment.

INVESTED ASSETS

The majority of investments of the general fund are in medium-term and long-term fixed-income investments, primarily bonds and mortgages, reflecting the characteristics of the company's liabilities.

Invested assets at September 30, 2005 were $88.8 billion, an increase of $5.3 billion from December 31, 2004. The distribution of assets has not changed materially and remains heavily weighted to bonds and mortgages.

Asset Distribution

	September 30, 2005		December 31, 2004	
Government bonds	**21,016**	**24%**	21,094	25%
Corporate bonds	**38,116**	**43**	33,866	41
Mortgages	**14,422**	**16**	14,554	17
Stocks	**3,654**	**4**	3,405	4
Real estate	**1,814**	**2**	1,646	2
Sub-total portfolio investments	**79,022**		74,565	
Cash & certificates of deposit	**3,248**	**4**	2,472	3
Policy loans	**6,522**	**7**	6,499	8
Total invested assets	**88,792**	**100%**	83,536	100%

BOND PORTFOLIO

The total bond portfolio increased to $59.1 billion or 67% of invested assets at September 30, 2005, from $55.0 billion or 66% at December 31, 2004. Federal, provincial and other government securities represented 36% of the bond portfolio, compared with 38% in 2004. The overall quality of the bond portfolio remained high, with 99% of the portfolio rated investment grade and 86% rated A or higher. The excess of fair value over carrying value at September 30, 2005 was $3,009 million ($2,052 million at December 31, 2004).

Bond Portfolio Quality(1)

	September 30, 2005		December 31, 2004	
Estimated rating				
AAA	**26,533**	**46%**	24,136	46%
AA	**8,628**	**15**	7,393	14
A	**14,074**	**25**	12,737	24
BBB	**7,239**	**13**	7,502	14
BB or lower	**808**	**1**	757	2
Total	**57,282**	**100%**	52,525	100%

(1) Excludes $1,850 million in short-term investments, $2,435 million in 2004.

MORTGAGE PORTFOLIO

The total mortgage portfolio was relatively unchanged at $14.4 billion or 16% of invested assets at September 30, 2005. The mortgage portfolio consisted of 51% commercial loans, 38% multi-family residential loans and 11% single-family residential loans. Total insured loans were $4.8 billion or 33% of the mortgage portfolio. The excess of fair value over carrying value at September 30, 2005 was $741 million ($596 million at December 31, 2004).

It is the company's practice to acquire only high quality commercial loans meeting strict underwriting standards and diversification criteria. The company has a well-defined risk rating system, which it uses in its underwriting and credit monitoring processes for commercial mortgages. Residential loans are originated by the company's mortgage specialists in accordance with well-established underwriting standards and are well diversified across each geographic region.

EQUITY PORTFOLIO

The total equity portfolio increased to $5.5 billion or 6% of invested assets at September 30, 2005 compared with $5.1 billion at December 31, 2004. The equity portfolio consists primarily of high quality publicly traded stocks and institutional-grade income producing real estate located in major economic centres. The excess of fair value over carrying value at September 30, 2005 was $906 million ($638 million at December 31, 2004).

ASSET QUALITY – GENERAL FUND ASSETS

Non-investment grade bonds were $808 million or 1.4% of the bond portfolio at September 30, 2005, compared with $757 million or 1.4% of the bond portfolio at December 31, 2004. The increase is due primarily to downgrades of issuers that are held in the portfolio.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $212 million or 0.27% of portfolio investments at September 30, 2005, compared with $172 million and 0.23% at December 31, 2004. Total allowances for credit losses at September 30, 2005 were $117 million, compared with $190 million at December 31, 2004. Additional provisions for future credit losses related to assets backing liabilities are included in actuarial liabilities and amount to $1,090 million at September 30, 2005 ($959 million at December 31, 2004).

The company reduced the allowance for credit losses by $17 million in the second quarter and reported a further reduction in the third quarter, mainly related to a specific provision for a divested asset. The combination of the allowance for credit losses of $117 million, together with the $1,090 million provision for future credit losses in actuarial liabilities represents 1.6% of bond, mortgage and real estate assets at September 30, 2005 (1.6% at December 31, 2004).

Non-performing Loans

	September 30, 2005				December 31, 2004			
Asset Class	**Bonds**	**Mortgages**	**Foreclosed Real Estate**	**Total**	Bonds	Mortgages	Foreclosed Real Estate	Total
Non-performing loans	**180**	**18**	**14**	**212**	150	20	2	172

Allowances for Credit Losses

	September 30, 2005			December 31, 2004		
Asset Class	**Specific Provisions**	**Non-specific Provisions**	**Total**	Specific Provisions	Non-specific Provisions	Total
Bonds and mortgage loans	**75**	**42**	**117**	97	93	190

FAIR VALUE

The fair value of invested assets exceeded their carrying value by $4.7 billion as at September 30, 2005, compared with $3.3 billion at December 31, 2004. Changes in the fair value of assets supporting the actuarial and other liabilities of the company's operating funds generally will not result in a corresponding change in net income due to corresponding changes in the fair value of actuarial and other liabilities that are matched with those assets. However, the excess of fair value over carrying value, as well as the net deferred realized gains, on assets supporting shareholders' equity and subordinated debentures will in time be amortized to net income.

OTHER GENERAL FUND ASSETS

Other General Fund Assets

	September 30, 2005	December 31, 2004
Funds held by ceding insurers	**1,980**	2,337
Other assets	**3,523**	3,142
Total other general fund assets	**5,503**	5,479

Funds held by ceding insurers decreased $357 million. Other assets, at $3.5 billion, is made up of several items including premiums in course of collection, future income taxes, interest due and accrued, fixed assets, prepaid amounts, and accounts receivable.

SEGREGATED FUNDS

Segregated fund assets under management, which are measured at market values, increased by $4.0 billion to $73.0 billion at September 30, 2005. The growth resulted from net deposits of $1.7 billion and market value gains of $2.3 billion. The market value gains of $2.3 billion were comprised of gains of $5.3 billion and currency translation losses of $3.0 billion.

Segregated Fund Assets

	September 30		December 31	
	2005	2004	2004	2003
Stocks	**50,428**	44,329	45,398	40,970
Bonds	**13,905**	14,013	15,710	14,502
Mortgages	**1,732**	1,571	1,613	1,466
Real estate	**3,897**	3,277	3,423	3,119
Cash and other	**3,071**	2,404	2,889	1,642
Total	**73,033**	65,594	69,033	61,699
In-period growth	**6%**	6%		

LIABILITIES

TOTAL LIABILITIES

Total Liabilities

	September 30, 2005	December 31, 2004
Policy liabilities	**74,074**	70,095
Deferred net realized gains	**2,495**	2,164
Other general fund liabilities	**11,736**	11,494
Total liabilities	**88,305**	83,753

Total liabilities at September 30, 2005 were $88.3 billion, an increase of 5% from December 31, 2004.

POLICY LIABILITIES

Policy liabilities, at $74.1 billion, were up 6% from December 31, 2004, due primarily as a result of the acquisition of approximately $4.5 billion of payout annuities business from Phoenix and London as described in the Europe segment.

Actuarial liabilities represent the amounts which, together with estimated future premiums and investment income, will be sufficient to pay estimated future benefits, dividends, and expenses on policies in force. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries.

Asset and liability cash flows are carefully matched to minimize the financial effects of a shift in interest rates. This practice has been in effect for several years and has helped shield the company's financial position from past significant interest rate volatility.

OTHER GENERAL FUND LIABILITIES

Other General Fund Liabilities

	September 30, 2005	December 31, 2004
Debentures and other borrowings	**1,922**	2,088
Funds held under reinsurance contracts	**4,350**	4,374
Repurchase agreements	**932**	676
Other liabilities	**4,532**	4,356
Total other general fund liabilities	**11,736**	11,494

Total other general fund liabilities at September 30, 2005 were $11.7 billion, an increase of $242 million from December 31, 2004. Other liabilities, at $4.5 billion, increased slightly from December 31, 2004 levels, and include trade payables, accruals, and provisions for post-retirement benefits.

Debentures and other borrowings include $1,590 million of long-term debt associated with the Canada segment on both a direct basis and through its subsidiary CLFC, and $207 million of deferrable debentures issued in the U.S. through its subsidiary Great-West Life & Annuity Capital LP. Included in debentures and other borrowings is a term debt facility that formed part of the financing for the CLFC acquisition. In the third quarter, the company repaid the remaining outstanding balance of $150 million.

PREFERRED SHARES AND CAPITAL TRUST SECURITIES

Preferred shares other than perpetual preferred shares (which include soft-retractable and fixed-floater issues), capital trust securities and debentures were reclassified from capital stock and non-controlling interests, respectively.

NON-CONTROLLING INTERESTS

Non-controlling interests include participating policyholder undistributed surplus and preferred shares issued by subsidiaries.

CAPITAL STOCK AND SURPLUS

Capital stock outstanding at September 30, 2005 was $5,458 million, which was comprised of three series of non-cumulative perpetual preferred shares totalling $799 million and $4,659 million in common shares.

In establishing the appropriate mix of capital required to support the operations of the company and its subsidiaries, management utilizes a variety of debt, equity and other hybrid instruments giving consideration to both the short- and long-term capital needs of the company.

2005 ACTIVITY

During the nine months ended September 30, 2005, the company paid dividends of $0.60 per common share for a total of $535 million and perpetual preferred share dividends of $22 million. In addition, the company issued 1,787,030 common shares resulting from the exercise of stock options.

In November 2004, the company announced a further normal course issuer bid commencing December 1, 2004 and terminating November 30, 2005. During the course of this bid, the company may purchase up to but not more than 6,000,000 shares for cancellation. During the nine months ended September 30, 2005, through the normal course issuer bid process, 1,493,100 common shares were purchased for cancellation at a cost of $41.9 million or $28.07 per share. Lifeco uses this normal course issuer bid to acquire common shares to mitigate the dilutive effect of stock options issued under the company's Stock Option Plan.

In the third quarter, the company issued 12,000,000 4.85% Non-Cumulative First Preferred Shares (Series H Preferred Shares) with an aggregate stated value of $300 million. The Series H Preferred Shares are redeemable at the option of the company on or after September 30, 2010. Lifeco considers the Series H Preferred Shares to be core capital. If the company determines to redeem the Series H Preferred Shares in full, it intends to replace the Series H Preferred Shares with securities ranking pari passu or junior to the Series H Preferred Shares.

In the third quarter, Lifeco established a second normal course issuer bid program, through the Toronto Stock Exchange, to run from September 1, 2005 to August 31, 2006. Under the bid, Lifeco may purchase for cancellation, up to but not more than, 799,600 Non-Cumulative First Preferred Shares, Series D (Series D Preferred Shares) and 2,380,000 Non-Cumulative First Preferred Shares, Series E (Series E Preferred Shares) of the company.

Lifeco utilizes this normal course issuer bid program to reduce the overall use of financial leverage represented by debt and non-perpetual preferred shares.

During the third quarter of 2005, 4,300 Series D preferred shares and 2,000 Series E preferred shares were purchased pursuant to the company's normal course issuer bid for a total expenditure of $27.03 and $28.02 per share, respectively.

In total, capital stock and surplus increased by $623 million to $9.3 billion at September 30, 2005 from December 31, 2004. The strengthening of the Canadian dollar against the British pound of $0.26 and euro of $0.23 and against the United States dollar of $0.04 resulted in decreases to the currency translation account of $404 million from December 31, 2004.

LIQUIDITY AND CAPITAL MANAGEMENT AND ADEQUACY

LIQUIDITY

Liquidity for the company has remained strong, as evidenced by significant amounts of short-term investments, cash and highly marketable securities (including investment grade bonds) that totalled $53.9 billion as of September 30, 2005. Of that amount, 99% of the bond portfolio carried an investment grade rating, thereby providing significant liquidity to the company's overall investment portfolio.

The market value of the company's liquid assets, at September 30, 2005, is approximately $56.7 billion. The company believes that it holds a sufficient amount of liquid assets to meet unanticipated cash flow requirements prior to their maturity.

CASH FLOWS

Cash Flows

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Cash flows relating to the following activities:				
Operations	**642**	739	**3,174**	2,541
Financing	**(47)**	(149)	**(446)**	(718)
Investment	**(173)**	(657)	**(1,952)**	(2,015)
Increase (decrease) in cash & certificates of deposit	**422**	(67)	**776**	(192)
Cash & certificates of deposit, beginning of period	**2,826**	2,336	**2,472**	2,461
Cash & certificates of deposit, end of period	**3,248**	2,269	**3,248**	2,269

Cash & certificates of deposit were $3,248 million at September 30, 2005 compared with $2,472 million at December 31, 2004. For the three months ended September 30, 2005, cash flow provided by operations decreased $97 million to $642 million. These operating cash flows were used by the company to acquire investment assets supporting the company's policy liabilities and repurchase common shares and pay dividends.

For the nine months ended September 30, 2005, cash flow provided by operations increased $633 million to $3,174 million. These operating cash flows were used by the company to acquire investment assets supporting the company's policy liabilities and repurchase common shares and pay dividends.

CAPITAL MANAGEMENT AND ADEQUACY

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West's MCCSR ratio at September 30, 2005 was 198% (approximately 199% at December 31, 2004). London Life's MCCSR ratio at September 30, 2005 was 241% (approximately 235% at December 31, 2004). Canada Life's MCCSR ratio at September 30, 2005 was 214% (approximately 218% at December 31, 2004).

In the United States, GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners (NAIC) has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. GWL&A has risk-based capital well in excess of that required by the NAIC.

RATINGS

The company and its major operating subsidiaries continue to hold very strong ratings.

At the time of the CLFC acquisition in July 2003, the ratings of the company and its major subsidiaries were downgraded a single rating notch, and were assigned a negative outlook by Standard & Poor's Ratings Services (S&P) and Moody's Investors Service (Moody's).

On September 27, 2005, S&P affirmed the ratings of the company and its subsidiaries, and changed the outlook from negative to stable. Moody's has maintained the negative outlook and continues to monitor the progress of the company and its major subsidiaries towards restoring their pre-acquisition capital and financial leverage positions.

Ratings of Lifeco and Major Subsidiaries

Rating Agency	**Measurement**	**Lifeco**	**Great-West**	**London Life**	**Canada Life**	**GWL&A**
A.M. Best Company	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability		IC-1	IC-1	IC-1	NR
	Senior Debt	A (high)				
	Subordinated Debt				AA (low)	
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service*	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Ratings Services	Insurer Financial Strength		AA	AA	AA	AA
	Senior Debt	A+				
	Subordinated Debt				A+	

*Ratings are on a negative outlook.

RISK MANAGEMENT AND CONTROL PRACTICES

Insurance companies are in the business of assessing, assuming and managing risk. The types of risks are many and varied, and will be influenced by factors both internal and external to the businesses operated by the insurer. Please refer to the Lifeco section of the 2004 MD&A for a discussion on these risks, and the control practices used to manage these risks.

In the third quarter of 2005, the company adopted a Code of Business Conduct and Ethics which sets out the standards of business conduct to be followed by all directors, officers and employees of the company.

FOREIGN EXCHANGE RISK

The company utilizes forward foreign exchange contracts to hedge against volatility in foreign exchange translation.

With respect to the company's United States segment, approximately 94% of the estimated U.S. dollar net income exposure for the fourth quarter of 2005 has been hedged at approximately $1.34.

With respect to the company's Europe segment, approximately 92% of the estimated British pound net income exposure for the fourth quarter of 2005 has been hedged at approximately $2.33; approximately 77% of the estimated euro net income exposure for the fourth quarter of 2005 has been hedged at approximately $1.61; and 100% of the U.S. dollar net income exposure for the fourth quarter of 2005 has been hedged at approximately $1.25.

IGM Financial Inc.

Financial Highlights

	Three months ended September 30			Nine months ended September 30		
	2005	*2004*	*% change*	**2005**	*2004*	*% change*
Net income	**176.6**	153.8	14.8	**505.2**	454.3	11.2
Diluted earnings per share	**0.66**	0.58	13.8	**1.90**	1.71	11.1
Return on equity				**19.9%**	19.7%	
Dividends per share	**0.345**	0.300	15.0	**0.990**	0.850	16.5
Mutual funds						
Investors Group						
Sales	**1,205**	995	21.2	**4,111**	3,620	13.6
Net sales (redemptions)	**56**	(52)	n/m	**524**	264	98.7
Assets under management				**49,045**	42,296	16.0
Mackenzie						
Sales	**1,721**	1,438	19.7	**5,892**	5,092	15.7
Net sales	**110**	110	0.7	**663**	672	(1.3)
Assets under management				**40,215**	34,979	15.0
Investment Planning Counsel						
Sales	**91**	87	4.6	**317**	158[1]	n/a
Net sales	**48**	60	(20.0)	**186**	109[1]	n/a
Assets under management				**1,772**	1,359	30.4
Combined mutual fund assets under management[2]				**90,996**	78,605	15.8
Insurance in force (face amount)				**36,368**	35,217	3.3
Securities operations assets under administration				**7,476**	6,618	13.0
Mortgages serviced				**5,909**	6,102	(3.2)
Employees				**3,222**	3,171	1.6

(1) From date of acquisition.
(2) Adjusted for $36 million in inter-segment assets (2004 – $29 million).

Consolidated Balance Sheets

	September 30, 2005 (unaudited)	December 31, 2004
Assets		
Cash and cash equivalents	**967**	865
Securities	**112**	126
Loans	**600**	496
Investment in affiliate	**516**	491
Deferred selling commissions	**924**	851
Other assets	**314**	372
Intangible assets	**899**	900
Goodwill	**2,373**	2,372
	6,705	6,473
Liabilities		
Deposits and certificates	**685**	711
Other liabilities	**623**	605
Future income taxes	**440**	423
Long-term debt	**1,225**	1,227
Preferred shares	**360**	360
	3,333	3,326
Shareholders' equity		
Share capital	**1,480**	1,475
Contributed surplus	**8**	4
Retained earnings	**1,884**	1,668
	3,372	3,147
	6,705	6,473

Consolidated Statements of Income

(unaudited)	Three months ended September 30 2005	2004	Nine months ended September 30 2005	2004
Fee and net investment income				
Management	**421**	372	**1,218**	1,109
Administration	**74**	74	**229**	228
Distribution	**53**	44	**156**	118
Net investment income and other	**39**	37	**136**	116
Total fee and net investment income	**587**	527	**1,739**	1,571
Operating expenses				
Commission expense	**183**	155	**537**	453
Non-commission expense	**136**	127	**414**	390
Interest expense	**23**	24	**68**	71
Total operating expenses	**342**	306	**1,019**	914
Income before income taxes and non-controlling interest	**245**	221	**720**	657
Income taxes	**68**	67	**214**	202
Income before non-controlling interest	**177**	154	**506**	455
Non-controlling interest	**–**	1	**1**	1
Net income	**177**	153	**505**	454
Average number of common shares (in millions)				
– Basic	**264.6**	264.6	**264.6**	264.4
– Diluted	**266.8**	266.2	**266.6**	265.9
Earnings per share (in dollars)				
– Basic	**0.67**	0.58	**1.91**	1.72
– Diluted	**0.66**	0.58	**1.90**	1.71

SUMMARY OF CONSOLIDATED OPERATING RESULTS

Net income for the three months ended September 30, 2005 was $176.6 million compared with $153.8 million in 2004. Diluted earnings per share were 66 cents compared with 58 cents in 2004, an increase of 13.8%.

Net income for the nine months ended September 30, 2005 was $505.2 million compared with $454.3 million in 2004. Diluted earnings per share were $1.90 compared with $1.71 in 2004, an increase of 11.1%.

Shareholders' equity was $3.4 billion as at September 30, 2005, up from $3.2 billion at December 31, 2004. Return on average common equity was 19.9% for the nine-month period ended September 30, 2005 compared with 19.7% in 2004. The quarterly dividend per common share of 34.5 cents in the third quarter represented an increase of 2.25 cents or 7.0% from 32.25 cents in the second quarter of 2005.

NON-GAAP FINANCIAL MEASURES

Earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA) are non-GAAP financial measures. EBIT and EBITDA are alternative measures of performance utilized by management, investors and investment analysts to evaluate and analyse the company's results. EBITDA is discussed further in this section. These non-GAAP financial measures do not have standard meanings and are not directly comparable to any GAAP measure or to similar measures used by other companies.

The reconciliation of non-GAAP results to reported results in accordance with GAAP related to EBITDA is provided in the table below. The reconciliation of non-GAAP results to reported results in accordance with GAAP related to EBIT is provided in the table Consolidated Operating Results by Segment.

Reconciliation of Non-GAAP Financial Measures

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
EBITDA – Non-GAAP Financial Measure	**344.5**	312.8	**1,012.2**	924.0
Commission amortization	**(66.7)**	(57.3)	**(194.3)**	(166.8)
Amortization of capital and intangible assets	**(5.7)**	(6.0)	**(17.1)**	(16.8)
Interest expense on long-term debt and dividends on preferred shares	**(27.0)**	(28.1)	**(80.3)**	(83.9)
Income before income taxes and non-controlling interest	**245.1**	221.4	**720.5**	656.5
Income taxes	**(68.3)**	(67.0)	**(214.0)**	(201.5)
Non-controlling interest	**(0.2)**	(0.6)	**(1.3)**	(0.7)
Net income – GAAP	**176.6**	153.8	**505.2**	454.3

REPORTABLE SEGMENTS

IGM's reportable segments, which reflect the current organizational structure, are:

- Investors Group
- Mackenzie
- Corporate and Other.

Management measures and evaluates the performance of these segments based on EBIT as shown in the table below. Discussion of segment operations for Investors Group and Mackenzie can be found further in this report.

Consolidated Operating Results by Segment

	Investors Group		Mackenzie		Corporate & Other		Total	
Three months ended September 30	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Fee income	**308.6**	267.2	**216.3**	202.5	**23.5**	20.6	**548.4**	490.3
Net investment income and other	**28.3**	28.4	**4.9**	3.7	**5.4**	4.7	**38.6**	36.8
	336.9	295.6	**221.2**	206.2	**28.9**	25.3	**587.0**	527.1
Operating expenses								
Commissions	**83.8**	63.7	**85.8**	79.4	**13.9**	12.2	**183.5**	155.3
Non-commission	**64.9**	59.1	**63.2**	61.7	**7.6**	5.7	**135.7**	126.5
	148.7	122.8	**149.0**	141.1	**21.5**	17.9	**319.2**	281.8
EBIT	**188.2**	172.8	**72.2**	65.1	**7.4**	7.4	**267.8**	245.3
Interest expense							**22.7**	23.9
Income before income taxes and non-controlling interest							**245.1**	221.4
Income taxes							**68.3**	67.0
Income before non-controlling interest							**176.8**	154.4
Non-controlling interest							**0.2**	0.6
Net income							**176.6**	153.8
Nine months ended September 30								
Fee income	**884.8**	807.4	**643.4**	615.8	**75.3**	31.6	**1,603.5**	1,454.8
Net investment income and other	**101.7**	90.6	**13.5**	11.4	**20.6**	14.2	**135.8**	116.2
	986.5	898.0	**656.9**	627.2	**95.9**	45.8	**1,739.3**	1,571.0
Operating expenses								
Commissions	**238.9**	194.7	**252.5**	238.3	**45.6**	19.9	**537.0**	452.9
Non-commission	**199.0**	187.2	**192.1**	194.8	**23.1**	8.1	**414.2**	390.1
	437.9	381.9	**444.6**	433.1	**68.7**	28.0	**951.2**	843.0
EBIT	**548.6**	516.1	**212.3**	194.1	**27.2**	17.8	**788.1**	728.0
Interest expense							**67.6**	71.5
Income before income taxes and non-controlling interest							**720.5**	656.5
Income taxes							**214.0**	201.5
Income before non-controlling interest							**506.5**	455.0
Non-controlling interest							**1.3**	0.7
Net income							**505.2**	454.3

Earnings before interest and taxes for Corporate and Other, the segment which includes operating results for Investment Planning Counsel, net investment income earned on unallocated investments and other income as well as inter-segment eliminations, were $7.4 million for the three months ended September 30, 2005, unchanged from 2004. Earnings before interest and taxes related to Investment Planning Counsel decreased $0.3 million, offset by an increase in net investment income related to unallocated investments.

For the nine-month period, earnings before interest and taxes for Corporate and Other were $27.2 million compared with $17.8 million in 2004, an increase of $9.4 million resulting from:

- The inclusion of Investment Planning Counsel's earnings before interest and taxes for the entire nine months in 2005 compared to the period from May 10 to September 30, 2004, which accounted for an increase of $6.1 million.
- The elimination of certain provisions, established as a result of previous acquisitions, which were no longer required accounted for an increase in income of $4.2 million.

Certain items reflected in the table above are not allocated to segments:

INTEREST EXPENSE – Represents both the interest cost on the remaining debt issued pursuant to the Mackenzie acquisition and dividends paid on the outstanding preferred shares, which have been reclassified from equity to liabilities. Interest expense on long-term debt totalled $17.5 million and $52.1 million for the three- and nine-month periods ended September 30, 2005 compared with $18.7 million and $56.0 million in 2004. The decrease in expense in both periods was due to the repayment of the remaining $175 million balance of the Floating Bankers' Acceptance related to the Mackenzie acquisition in the fourth quarter of 2004. Dividends paid on preferred shares were $5.2 million and $15.5 million for the three- and nine-month periods in both 2005 and 2004.

INCOME TAXES – The effective income tax rate was 27.9% and 29.7% for the three- and nine-month periods ended September 30, 2005, compared with 30.3% and 30.7% respectively in 2004, as shown in the table below.

Effective Income Tax Rate

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Income taxes at federal and provincial statutory rates	**35.90%**	36.21%	**35.95%**	36.18
Effect of:				
Dividend income	**(0.18)**	(0.23)	**(0.19)**	(0.21)
Net capital gains and losses	**(0.93)**	(0.55)	**(0.82)**	(0.77)
Share of earnings of affiliate	**(2.92)**	(3.02)	**(2.81)**	(3.02)
Preferred dividends paid	**0.78**	0.88	**0.80**	0.89
Other items	**(4.76)**	(3.04)	**(3.22)**	(2.38)
Effective income tax rate	**27.89%**	30.25%	**29.71%**	30.69%

The decrease in the effective tax rate for both the three- and nine-month periods relates primarily to the recognition of favourable tax experience which is reflected in Other items. Tax planning may allow the company to record lower income taxes in the current period and, as well, income taxes recorded in prior periods may be adjusted in the current period to reflect management's best estimates of the overall adequacy of its provisions. Any related tax benefits or changes in management's best estimates are reflected in Other items, which also includes, but is not limited to, the effect of lower effective tax rates on income not subject to tax in Canada. Management monitors the status of its income tax filings, and regularly assesses the overall adequacy of its provision for income taxes.

Investors Group

ASSETS UNDER MANAGEMENT

The level of assets under management is influenced by three factors: sales, redemptions and investment returns. The changes in assets under management in 2005 compared with 2004 are summarized in the table below.

Change in Mutual Fund Assets Under Management – Investors Group

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% change	**2005**	2004	% change
Sales	**1,205.1**	994.7	21.2	**4,111.1**	3,619.4	13.6
Redemptions	**1,149.6**	1,046.6	9.8	**3,587.3**	3,355.8	6.9
Net sales (redemptions)	**55.5**	(51.9)	n/m	**523.8**	263.6	98.7
Market and income	**2,067.1**	(188.1)	n/m	**4,011.2**	1,128.2	255.5
Net change in assets	**2,122.6**	(240.0)	n/m	**4,535.0**	1,391.8	225.8
Beginning assets	**46,922.2**	42,536.0	10.3	**44,509.8**	40,904.2	8.8
Ending assets	**49,044.8**	42,296.0	16.0	**49,044.8**	42,296.0	16.0
Consists of:						
Investors Masterseries				**42,247.4**	36,771.4	14.9
IG Mackenzie				**2,051.4**	1,508.3	36.0
Partner funds				**4,246.4**	3,599.2	18.0
*i*Profile funds				**499.6**	417.1	19.8
				49,044.8	42,296.0	16.0
Average daily assets	**48,295.0**	42,002.5	15.0	**46,481.5**	42,254.7	10.0

For the three months ended September 30, 2005, sales of Investors Group mutual funds through its consultant network were $1.2 billion, an increase of 21.2% from 2004. Mutual fund redemptions totalled $1.1 billion for the same period, an increase of 9.8% from 2004. Investors Group's twelve-month trailing redemption rate for long-term funds decreased to 9.1% at September 30, 2005 from 9.2% at September 30, 2004 and remains below the corresponding redemption rate of 16.8% for all other members of the Investment Funds Institute of Canada (IFIC). Net sales of Investors Group mutual funds were $56 million compared with net redemptions of $52 million in 2004.

Sales of long-term funds were $1.0 billion for the three months ended September 30, 2005, compared with $779 million in 2004. Net sales of long-term funds were $10 million compared with net redemptions of $96 million in 2004.

For the nine months ended September 30, 2005, sales of Investors Group mutual funds through its consultant network were $4.1 billion, an increase of 13.6% from 2004. Mutual fund redemptions totalled $3.6 billion for the same period, an increase of 6.9% from 2004. Net sales of Investors Group mutual funds were $524 million compared with net sales of $264 million in 2004, an increase of 98.7%.

Sales of long-term funds were $3.4 billion for the nine months ended September 30, 2005, compared with $2.8 billion in 2004. Net sales of long-term funds, as reported to IFIC, were $361 million compared with net sales of $13 million in 2004. Certain sales of long-term funds in the first quarter of 2004, sourced through Investors Group's Solutions Banking loan programs, were deposited and held in the Investors Canadian Money Market Fund on a one-day basis and then transferred into long-term mutual funds. Including these sales, the sales and net sales of long-term funds for the nine months ended September 30, 2004 would have been $3.0 billion and $146 million, respectively.

At September 30, 2005, 41% of Masterseries funds measured by the Morningstar fund ranking service had a four- or five-star rating and 71% had a rating of three stars or better. This compares to 41% and 72% respectively at December 31, 2004 and to the Morningstar universe of 31% for four- and five-star funds and 69% for three stars or better at September 30, 2005. Morningstar Ratings are an objective, quantitative measure of a fund's historical risk-adjusted long-term performance relative to other funds in its category within the mutual fund industry.

Investors Group's mutual fund assets under management were $49.0 billion at September 30, 2005, an increase of $6.7 billion or 16.0% from September 30, 2004. The twelve-month increase in assets from September 30, 2004 reflects net market appreciation of $6.2 billion and net sales of mutual funds totalling $478 million. Mutual fund assets under management increased by $2.1 billion or 4.5% and by $4.5 billion or 10.2% during the three- and nine-month periods ended September 30, 2005. The increase in assets in both periods resulted from net market appreciation and net sales as shown in the table above. The increase in assets in the industry for the twelve months ended September 30, 2005 was 17.8% and for the three- and nine-month periods were 5.2% and 11.4%, respectively.

CONSULTANT NETWORK

Investors Group is focused on growing its distribution network by attracting and training new consultants as well as retaining existing consultants, as discussed more fully in the IGM section of the 2004 MD&A. As at September 30, 2005, the number of consultants totalled 3,560. This compares with 3,537 at June 30, 2005, 3,496 at December 31, 2004 and 3,391 one year ago. Investors Group has experienced five consecutive quarters of growth resulting in an increase of 11.0% in the consultant network since June 30, 2004.

Due to the growth in its consultant network and the strength of its field management team, Investors Group opened two new regional offices in Edmonton and Toronto during the third quarter of 2005 with two additional regional offices scheduled to be opened in Calgary and Ottawa during the fourth quarter of 2005. In addition, three divisional offices were converted to full regional office status during the third quarter of 2005.

SEGMENT OPERATING RESULTS

Investors Group's earnings from operations before interest and taxes for the three- and nine-month periods ended September 30, 2005 compared with 2004 are presented in the table below.

Operating Results – Investors Group

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% change	**2005**	2004	% change
Fee and net investment income						
Management	**237.8**	205.9	15.5	**679.5**	618.0	10.0
Administration	**40.4**	38.2	5.8	**124.5**	119.1	4.5
Distribution	**30.4**	23.1	31.6	**80.8**	70.3	14.9
Net investment income and other	**28.3**	28.4	(0.4)	**101.7**	90.6	12.3
	336.9	295.6	14.0	**986.5**	898.0	9.9
Operating expenses						
Commissions	**38.5**	25.5	51.0	**107.2**	81.0	32.3
Asset retention bonus and premium	**45.3**	38.2	18.6	**131.7**	113.7	15.8
Non-commission	**64.9**	59.1	9.8	**199.0**	187.2	6.3
	148.7	122.8	21.1	**437.9**	381.9	14.7
EBIT	**188.2**	172.8	8.9	**548.6**	516.1	6.3

FEE AND NET INVESTMENT INCOME

For the three months ended September 30, 2005, management fee income increased by $31.9 million to $237.8 million, reflecting the increase of 15.0% in average daily mutual fund assets during the quarter compared to 2004. For the nine months ended September 30, 2005, management fee income increased by $61.5 million to $679.5 million. This increase reflects the increase of 10.0% in average daily mutual fund assets during 2005 compared to 2004. Management fee income represents 195 basis points of average mutual fund assets in both the three- and nine-month periods in 2005, unchanged from 2004.

Investors Group earns administration fees for providing administrative services to its mutual funds through certain of its subsidiaries and trusteeship services to its mutual funds through Investors Group Trust Co. Ltd. Administration fees totalled $40.4 million for the three months ended September 30, 2005, up from $38.2 million in 2004. Fees for the nine months ended September 30, 2005 were $124.5 million, compared with $119.1 million in 2004. Increases in trustee fees and other service fees in the three- and nine-month periods resulted from growth in average mutual fund assets in 2005 compared to 2004. These increases were offset in part by decreases in fees charged to the mutual funds for administrative services of $1.4 million and $0.2 million respectively in the three- and nine-month periods.

Distribution fees are earned from:

- Redemption fees on mutual funds sold with a back-end load feature. In 2003, Investors Group revised redemption fee rates on mutual funds sold subject to a deferred sales charge. Fees charged range from 5.5% in the first year reducing to nil after seven years. Previously, redemption fee rates ranged from 3.0% in the first year reducing to nil after six years.
- Distribution of insurance products through I.G. Insurance Services Inc.
- Securities services provided through Investors Group Securities Inc.
- Banking services provided through Solutions Banking, an arrangement with the National Bank of Canada.

Distribution fee income of $30.4 million for the three months ended September 30, 2005 increased by $7.3 million or 31.6% from $23.1 million in 2004. For the nine-month period, distribution fee income of $80.8 million increased by $10.5 million or 14.9% from $70.3 million in 2004. Distribution fee revenue from insurance and banking operations totalled $17.6 million and $41.4 million for the three and nine months ended September 30, 2005, an increase of $6.2 million and $8.7 million over the comparable periods in 2004. The increase is due primarily to higher fee income related to insurance operations arising from both the increase in premium sales and the restructuring of the company's distribution agreements. Redemption fee income of $8.1 million and $23.8 million for the three- and nine-month periods increased by $1.6 million and $1.9 million, respectively, due to both higher redemptions subject to deferred sales charges in 2005 compared to 2004 and the impact of the industry standard deferred sales charge schedule which was introduced in 2003.

Net investment income represents the difference between investment income and interest expense. Interest expense includes interest on deposit liabilities, certificates and debt incurred to finance its investment in Lifeco. Net investment income and other totalled $28.3 million for the three months ended September 30, 2005 compared with $28.4 million in 2004. Increases in gains on the sale of securities and Investors Group's share of Lifeco's earnings were offset by decreases in revenues related to mortgage banking activities and decreases in other income.

For the nine months ended September 30, 2005, net investment income and other totalled $101.7 million, an increase of $11.1 million from $90.6 million in 2004 due to higher gains on the sales of securities, increases in Investors Group's share of Lifeco's earnings and increases in other income, including the recovery of prior years' commodity taxes paid and a reduction in provisions established for the exit of certain activities. These increases were offset in part by a decrease in revenues related to mortgage banking activities.

OPERATING EXPENSES

Investors Group incurs commission expense in connection with the distribution of its financial services and products, particularly its mutual funds. Commissions are paid on the sale of these products and will fluctuate with the level of sales. Commission expense for the three months ended September 30, 2005 increased by $13.0 million to $38.5 million compared with $25.5 million in 2004. For the nine months ended September 30, 2005, commission expense increased by $26.2 million to $107.2 million from $81.0 million in 2004.

The increase in commission expense for both the three- and nine-month periods was due to:

- Increase in amortization of commissions totalling $6.3 million for the three months and $18.8 million for the nine months related to prior years' sales. This increase reflects the impact from the change in estimate, effective April 1, 2001, which increased the term of amortization on mutual fund sales commissions to 72 months.
- Increase in amortization of commissions of $0.6 million for the three months and $1.3 million for the nine months related to higher commission payments in 2005 compared to 2004. The increase in commission payments results from higher mutual fund sales.
- Increase of $6.1 million for both the three- and nine-month periods in other compensation related to mutual fund operations, insurance, mortgage and banking products. Other compensation expense in 2004 included a reduction of $3.6 million due to a change in estimate related to mutual fund operations.

The asset retention bonus (ARB) and premium (ARP) expenses, which are based on the level of assets under management, are comprised of the following:

- ARB which is paid monthly and is based on the value of assets under management. ARB expense increased by $5.8 million to $39.9 million for the three-month period and $13.8 million to $115.3 million for the nine-month period primarily as a result of the increase in assets under management.
- ARP which is a deferred component of compensation designed to promote consultant retention. The ARP, which is related to assets under management at each year-end, increased by $1.3 million in the three-month period in 2005 to $5.4 million. For the nine-month period ARP increased $4.2 million to $16.4 million.

Non-commission expenses totalled $64.9 million for the three months ended September 30, 2005 compared with $59.1 million in 2004, representing an increase of $5.8 million or 9.8%. For the nine-month period, non-commission expense totalled $199.0 million compared with $187.2 million in 2004, an increase of $11.8 million or 6.3%. The change in the level of expense in both the three- and nine-month periods was primarily due to:

- Increases in consultant network support costs as a result of increased activity levels.
- Increase in amortization of capital expenditures related to the single shareholder system. Investors Group and Mackenzie merged their shareholder systems in November 2003, while preserving the integrity and privacy of their respective client bases.
- Decreases in expenses related to the administration of Investors Group's mutual funds.

Non-commission expenses for the nine months ended September 30, 2005 also included a reduction in expenses of $1.7 million arising from a change in estimate related to credit losses on consultant financing programs which was recorded in the first quarter of 2005.

Non-commission expenses for the three- and nine-month periods ended September 30, 2004 included a reduction of $3.7 million which represented a portion of the general allowance for credit losses. This reduction of a portion of the general allowance resulted from the periodic review of the credit quality of Investors Group's mortgage portfolio and the adequacy of the related general allowance.

Investors Group continues to benefit from the impact of synergies related to the transition work completed with Mackenzie. In addition, management continues to focus on both control of discretionary expenses and expense reductions beyond the opportunities created by the transition activities.

Mackenzie

ASSETS UNDER MANAGEMENT

Mackenzie's mutual fund assets under management were $40.2 billion at September 30, 2005, an increase of $2.9 billion or 7.8% from $37.3 billion as at December 31, 2004, and an increase of $5.2 billion or 15.0% from $35.0 billion as at September 30, 2004. Mackenzie's total assets under management at September 30, 2005 were $47.9 billion, an increase of $5.6 billion or 13.0% from $42.3 billion at December 31, 2004, and an increase of $8.6 billion or 21.9% from $39.3 billion as at September 30, 2004. The changes in assets under management are summarized in the table below.

For the three-month period ended September 30, 2005, gross sales of Mackenzie's mutual funds were $1.7 billion, an increase of 19.7% from $1.4 billion in the comparative period last year. Redemptions of mutual funds for these same periods were $1.6 billion and $1.3 billion respectively, resulting in net sales of mutual funds of $110 million for both the three-month period ended September 30, 2005 and the three-month period ended September 30, 2004. Net sales of long-term funds were $85 million in the three-month period ended September 30, 2005, as compared with net sales of long-term funds of $133 million in the corresponding period last year.

For the nine-month period ended September 30, 2005, gross sales of Mackenzie's mutual funds were $5.9 billion, an increase of 15.7% from $5.1 billion in the comparative period last year. Redemptions of mutual funds in the current period were $5.2 billion as compared with redemptions of $4.4 billion in the nine-month period ended September 30, 2004. Net sales of mutual funds for the nine-month period ended September 30, 2005 were $663 million, as compared with net sales of $672 million in the comparative period last year. Net sales of long-term funds were $684 million for the nine-month period ended September 30, 2005, as compared with net sales of long-term funds of $730 million in the comparative period last year.

As at September 30, 2005, Mackenzie's twelve-month trailing redemption rate for long-term funds was 15.1% as compared with 13.7% in the corresponding period last year. One of the factors contributing to this is the increase in the proportion of Mackenzie's mutual fund units no longer subject to a redemption fee. The twelve-month trailing redemption rate for long-term funds for all other members of IFIC increased to 16.1% at September 30, 2005 from 14.5% in the corresponding period last year.

In the three-month period ended September 30, 2005, net market appreciation resulted in mutual fund assets increasing by $1.2 billion as compared to a decrease of $977 million in the corresponding period last year. In the nine-month period ended September 30, 2005, net market appreciation resulted in mutual fund assets increasing by $2.3 billion as compared with an increase of $538 million in the corresponding period last year.

At September 30, 2005, 46% of the assets in Mackenzie's funds measured by the Morningstar fund rating service had a four- or five-star rating and 89% had a rating of three stars or better. This compares to 69% and 87% respectively at December 31, 2004, and to the Morningstar universe of 47% for four- and five-star and 85% for three stars or better as at September 30, 2005.

Mackenzie also provides investment management services to private and institutional accounts. The assets in these accounts as at September 30, 2005 were $7.5 billion, a 75.5% increase from $4.2 billion in the corresponding period last year and include:

- $2.0 billion for Investors Group, an increase of $0.5 billion over the corresponding period last year.
- $1.9 billion for Great-West and London Life, affiliates of Mackenzie, an increase of $0.3 billion from $1.6 billion as at September 30, 2004.
- $3.5 billion in other mandates, including $2.5 billion for management services to a fund distributed by Waddell & Reed in the United States, which increased by $1.7 billion from the corresponding period last year.

As well, Mackenzie's structured products totalled $187 million as at September 30, 2005, an increase of $155 million as compared to September 30, 2004.

Changes in Assets Under Management – Mackenzie

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% change	**2005**	2004	% change
Mutual Funds						
Sales	**1,721.7**	1,438.2	19.7	**5,892.5**	5,092.4	15.7
Redemptions	**1,611.3**	1,328.6	21.3	**5,229.6**	4,420.6	18.3
Net sales	**110.4**	109.6	0.7	**662.9**	671.8	(1.3)
Market and income	**1,155.7**	(977.3)	n/m	**2,254.2**	537.5	319.4
Net change in assets	**1,266.1**	(867.7)	n/m	**2,917.1**	1,209.3	141.2
Beginning assets	**38,949.2**	35,846.9	8.7	**37,298.2**	33,769.9	10.4
Ending assets	**40,215.3**	34,979.2	15.0	**40,215.3**	34,979.2	15.0
Private and Institutional Clients						
Investors Group				**2,049.9**	1,504.5	36.3
Great-West/London Life				**1,864.9**	1,571.8	18.6
Other				**3,536.7**	1,169.2	202.5
				7,451.5	4,245.5	75.5
Structured Products				**187.1**	31.7	490.2
Total				**47,853.9**	39,256.4	21.9
Average daily mutual fund assets	**39,659.7**	35,053.7	13.1	**38,664.9**	35,228.5	9.8

SEGMENT OPERATING RESULTS

Mackenzie's earnings from operations before interest and taxes for the three- and nine-month periods ended September 30, 2005 compared to 2004 are presented in the following table.

Operating Results – Mackenzie

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% change	**2005**	2004	% change
Fee and net investment income						
Management	**174.3**	159.4	9.3	**514.5**	481.6	6.8
Administration	**33.8**	35.1	(3.7)	**102.7**	107.4	(4.4)
Distribution	**8.2**	8.0	2.5	**26.2**	26.8	(2.2)
Net investment income and other	**4.9**	3.7	32.4	**13.5**	11.4	18.4
	221.2	206.2	7.3	**656.9**	627.2	4.7
Operating expenses						
Commissions	**38.4**	37.3	2.9	**114.7**	112.1	2.3
Trailer fees	**47.4**	42.1	12.6	**137.8**	126.2	9.2
Non-commission	**63.2**	61.7	2.4	**192.1**	194.8	(1.4)
	149.0	141.1	5.6	**444.6**	433.1	2.7
EBIT	**72.2**	65.1	10.9	**212.3**	194.1	9.4

FEE AND NET INVESTMENT INCOME

The majority of Mackenzie's revenues are earned from the management services it provides as fund manager to the Mackenzie mutual funds. In addition to Mackenzie's retail priced mutual funds, it also offers various series of these funds with lower management fees that are designed for fee-based programs, fund-of-fund products or large institutional accounts. In return for lower management fees, depending on the specific series of the mutual fund, Mackenzie is not required to pay trailer fees or selling commissions on these funds.

Management fees were $174.3 million for the three-month period ended September 30, 2005, an increase of $14.9 million or 9.3% from $159.4 million in the comparative period last year. The increase in management fees was attributed to a 13.1% increase in Mackenzie's average mutual fund assets under management and the growth in its private and institutional accounts. This was partially offset by a decline in the average mutual fund management fee rate due to a shift in asset mix from retail priced funds to non-retail priced funds.

For the nine-month period ended September 30, 2005, management fees increased $32.9 million or 6.8% to $514.5 million from $481.6 million in the comparative period last year. The increase in management fees was driven by the year-over-year growth in Mackenzie's assets under management. The overall increase in management fees was less than the growth in assets under management because of the shift in asset mix from retail priced funds to non-retail priced funds, which results in a lower effective management fee rate.

Administration fees include the following main components:

- Operating expenses charged to funds.
- Fees earned from administering labour-sponsored funds.
- Asset allocation fees.
- RSP clone fund counter party revenue.
- Trustee and other administration fees generated from the MRS Group account administration business.

Administration fees declined by $1.3 million from $35.1 million in the comparative period to $33.8 million in the three-month period ended September 30, 2005. The decrease in administration fees is attributed to a $0.7 million decline in operating expenses charged to funds consistent with the decline in expenses incurred by Mackenzie on behalf of its funds, and a reduction of $0.8 million in RSP clone fund counter party revenue earned by the MRS Group.

On June 29, 2005, tax legislation was enacted which eliminated the foreign content restrictions applicable to registered investment plans. As a result of this change in tax legislation, RSP clone funds are no longer necessary to achieve an appropriate level of foreign content in RRSPs. Accordingly, Mackenzie's and Investor Group's RSP clone funds were terminated on July 8, 2005 and September 23, 2005, respectively, and investors in these funds received the equivalent value of their investments in the corresponding underlying mutual funds. Prior to this change in tax legislation being enacted, M.R.S. Trust Company (M.R.S. Trust) earned a fee for acting as the counter party to the forward contracts that certain Mackenzie and Investors Group RSP clone funds purchased in order to create their RRSP eligibility. Accordingly, M.R.S. Trust will no longer have clone fund counter party revenue as a source of administration fees.

In the nine-month period ended September 30, 2005, administration fees were $102.7 million as compared with $107.4 million in the comparative period last year. The decrease in administration fees is attributed to a $2.0 million decline in operating expenses charged to funds consistent with the decline in expenses incurred by Mackenzie on behalf of its mutual funds, and a reduction of $2.7 million in account administration and clone fund counter party revenue earned by the MRS Group.

During the second quarter, the VenGrowth labour-sponsored funds terminated their administration agreements with Mackenzie. Mackenzie will continue to administer the VenGrowth Funds until the completion of the transition to the successor administrator.

Mackenzie earns distribution fee income upon redemption of mutual fund units sold on a deferred sales charge basis. Fees charged range from 5.5% in the first year and decrease to zero after seven years. Distribution fee income increased $0.2 million to $8.2 million in the three-month period ended September 30, 2005 from $8.0 million in the comparative period last year. Distribution fee income in the nine-month period ended September 30, 2005 was $26.2 million, a decrease of $0.6 million from $26.8 million in the comparative period last year. This decrease was due to a period-over-period decline in the absolute level of redemptions of units that are subject to a redemption fee.

Net investment income and other represents the net interest margin from M.R.S. Trust's lending and deposit operations. Net investment income in the three-month period ended September 30, 2005 was $4.9 million, an increase of $1.2 million as compared with $3.7 million in the corresponding period last year. Net investment income was $13.5 million in the nine-month period ended September 30, 2005, an increase of $2.1 million from $11.4 million in the comparative period last year. These increases are due to changes in the composition of M.R.S. Trust's lending and deposit portfolios and the widening of the net interest margin.

OPERATING EXPENSES

Mackenzie's operating expenses increased 5.6% and 2.7% respectively in the three- and nine-month periods ended September 30, 2005 as compared to the corresponding periods last year.

Mackenzie pays selling commissions to the dealers that sell its funds on a deferred sales charge basis. Commission expense, which represents the amortization of deferred selling commissions, was $38.4 million in the three-month period ended September 30, 2005 as compared with $37.3 million in the previous year. Commission expenses in the nine-month period ended September 30, 2005 was $114.7 million, as compared with $112.1 million in the same period in 2004. Mackenzie amortizes deferred selling commissions over a maximum period of seven years from the date of original purchase of the applicable units.

Trailer fees are paid to dealers to compensate them for providing ongoing support to investors in Mackenzie's mutual funds. Trailer fees are calculated as a percentage of assets under management and vary depending on the fund type and whether the fund was purchased on a front-end basis or on a deferred sales charge basis. In addition, trailer fees are not paid on certain non-retail series of mutual funds and institutional assets.

Trailer fees paid to dealers were $47.4 million in the three-month period ended September 30, 2005, an increase of $5.3 million or 12.6% from $42.1 million in the corresponding period last year. Trailer fees in the nine-month period ended September 30, 2005 were $137.8 million as compared with $126.2 million in 2004. Trailer fees as a percentage of average mutual fund assets under management decreased to 0.478% in the current quarter as compared with 0.480% in the corresponding period last year and decreased to 0.475% in the nine-month period ended September 30, 2005 as compared with 0.478% in the same period last year. The increase in trailer fees in both the three- and nine-month periods ended September 30, 2005 is due to the period-over-period growth in average mutual fund assets under management, offset partially by the decrease in the average trailer fee rate. The decline in the average trailer fee rate is attributed to an increase in the proportion of Mackenzie's mutual fund assets that are in non-retail series of Mackenzie mutual funds, for which Mackenzie does not pay trailer fees thereon.

Non-commission expenses increased $1.5 million to $63.2 million in the three-month period ended September 30, 2005 from $61.7 million in the comparative period last year. Non-commission expenses in the nine-month period ended September 30, 2005 were $192.1 million, a decrease of $2.7 million from $194.8 million in the comparative period in 2004. A component of the non-commission expenses incurred by Mackenzie is related to the administration of its mutual funds. These expenses, which are recovered from Mackenzie's mutual funds, declined in both the three- and nine-month periods ended September 30, 2005 as compared to the corresponding period last year. The remaining variance in non-commission expenses relates to costs incurred by Mackenzie in the marketing and management of its mutual funds and in the MRS Group's account administration and trust company businesses. Mackenzie's overall cost structure continues to benefit from synergies and efficiencies being realized from the transition work with Investors Group.

IGM Financial Inc.

CONSOLIDATED FINANCIAL POSITION

IGM's on-balance sheet assets totalled $6.7 billion at September 30, 2005 compared with $6.5 billion at December 31, 2004.

The company's securities holdings were $112.0 million at September 30, 2005, a decrease of $14.3 million or 11.3% from December 31, 2004. The fair value of the company's portfolio exceeded cost by $117.8 million at September 30, 2005 compared with $127.8 million at December 31, 2004.

Loans, including mortgages and personal loans, increased by $103.1 million to $599.8 million at September 30, 2005 and represent 8.9% of total assets, compared with 7.7% at December 31, 2004. The increase is comprised of $80.4 million in residential loans related to the company's mortgage banking operations, which are designated for sale to third parties on a fully serviced basis, and $22.7 million in mortgages and personal loans related to the company's intermediary activities.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

IGM's operating liquidity is required for:

- Financing ongoing operations, including the funding of selling commissions.
- Temporarily financing mortgages in its mortgage banking facility.
- Meeting regular interest and dividend obligations related to long-term debt and preferred shares.
- Payment of quarterly dividends on its outstanding common shares.
- Maintaining liquidity requirements for regulated entities.

IGM continues to generate significant cash flows from its operations. Earnings before interest, taxes, depreciation and amortization (EBITDA) totalled $344.5 million for the three months ended September 30, 2005 compared with $312.8 million in 2004, and represents an increase of 10.1%. EBITDA totalled $1,012.2 million for the nine months ended September 30, 2005 compared with $924.0 million for the same period in 2004, an increase of 9.5%.

In addition to IGM's current balance of cash and cash equivalents in excess of the operating liquidity requirements described above, other potential sources of liquidity include the company's portfolio of securities and lines of credit. As at September 30, 2005, the market value of the marketable securities in its portfolios and those of its unregulated subsidiaries was $217.1 million. The company maintains operating lines of credit totalling $210 million with various Schedule A Canadian chartered banks, of which $50 million represents committed lines of credit.

IGM's demonstrated ability to raise funds in domestic debt and equity markets is also a source of liquidity.

Cash Flows

	Three months ended September 30			Nine months ended September 30		
	2005	2004	% change	**2005**	2004	% change
Operating activities						
Before payment of commissions	**319.8**	264.0	21.1	**722.4**	567.7	27.3
Commissions paid	**(73.9)**	(65.0)	(13.7)	**(267.5)**	(234.7)	(14.0)
Net of commissions paid	**245.9**	199.0	23.6	**454.9**	333.0	36.6
Financing activities	**(108.7)**	(119.2)	8.8	**(292.8)**	(336.3)	12.9
Investing activities	**17.1**	124.6	86.3	**(60.4)**	(59.0)	(2.4)
Increase (decrease) in cash and cash equivalents	**154.3**	204.4	24.5	**101.7**	(62.3)	n/m
Cash and cash equivalents, beginning of period	**812.4**	702.6	15.6	**865.0**	969.3	(10.8)
Cash and cash equivalents, end of period	**966.7**	907.0	6.6	**966.7**	907.0	6.6

The table above is a summary of the Consolidated Statements of Cash Flows of IGM for the three- and nine-month periods ended September 30, 2005.

Operating activities, before payment of commissions, generated $319.8 million and $722.4 million during the three- and nine-month periods ended September 30, 2005, as compared with $264.0 million and $567.7 million in 2004. Cash commissions paid of $73.9 million and $267.5 million in the three- and nine-month periods increased from $65.0 million and $234.7 million in 2004 and reflect the increase in mutual fund sales over 2004 levels.

Financing activities during the quarter ended September 30, 2005 compared to the same period in 2004 related primarily to:

- A decrease of $16.1 million in deposits and certificates in 2005 compared with $43.4 million in 2004 related to changes in both the demand and term deposit levels.
- The payment of regular common share dividends which increased to $85.3 million in 2005 from $72.8 million in 2004 as a result of increases in the company's common share dividends.
- The purchase of 260,000 common shares in 2005 under IGM's normal course issuer bid at a cost of $11.3 million. In 2004, 95,100 shares were purchased at a cost of $3.2 million.

Financing activities during the nine months ended September 30, 2005 compared to the same period in 2004 related primarily to:

- A decrease of $25.9 million in deposits and certificates in 2005 compared with $80.6 million in 2004 related to changes in both the demand and term deposit levels.
- The payment of regular common share dividends which increased to $250.1 million in 2005 from $212.8 million in 2004 as a result of increases in the company's common share dividends.
- The purchase of 584,700 common shares in 2005 under IGM's normal course issuer bid at a cost of $23.3 million. In 2004, 737,100 shares were purchased at a cost of $26.2 million.

Other activity in the nine-month period in 2004 related to the repayment of $23.0 million in long-term debt assumed on the acquisition of Investment Planning Counsel in May 2004.

Investing activities during the quarter ended September 30, 2005 compared to the same period in 2004 related primarily to:

- Securities purchases of $13.4 million and securities sales with proceeds of $22.6 million in 2005 compared with $4.8 million and $7.9 million, respectively, in 2004.
- Increases in residential mortgages related to the company's mortgage banking operations of $46.5 million compared with a decrease of $36.5 million in 2004, offset by securitizations of $56.9 million in the third quarter of 2005 compared with $89.4 million in 2004.

Investing activities during the nine months ended September 30, 2005 compared to the same period in 2004 related primarily to:

- Securities purchases of $29.2 million and securities sales with proceeds of $78.8 million in 2005 compared with $59.5 million and $68.7 million, respectively, in 2004.
- Increases in residential mortgages related to the company's mortgage banking operations and personal loans related to the company's intermediary operations of $290.2 million compared with an increase of $93.9 million in 2004, offset by securitizations of $188.4 million in 2005 compared with $99.6 million in 2004.

Other activity in the nine-month period in 2004 related to the acquisition in May 2004 of Investment Planning Counsel, net of cash and cash equivalents assumed, which totalled $63.9 million.

LIQUIDITY REQUIREMENTS

Liquidity requirements for M.R.S. Trust and Investors Group Trust Co. Ltd., both of which are federally regulated trust companies, are established by their respective boards of directors. As at September 30, 2005, liquidity for both companies was in excess of these requirements.

CAPITAL RESOURCES

To achieve its strategic objectives, the company requires a strong capital base. The company's capital management objective is to preserve the quality of its financial position by establishing and maintaining a solid capital base and a strong balance sheet.

Shareholders' equity increased to $3.4 billion as at September 30, 2005 from $3.2 billion at December 31, 2004. Preferred shares of $360 million and long-term debt of $1.23 billion remained at year-end 2004 levels.

OUTLOOK

MUTUAL FUND INDUSTRY ASSETS

As at September 30, 2005, mutual fund industry assets in Canada totalled $554.2 billion, an increase of 5.2% from $526.9 billion at June 30, 2005 and 11.4% from $497.3 billion at December 31, 2004. The $27.3 billion increase during the third quarter of 2005 reflects an estimated $21.9 billion increase from net market appreciation which represented 4.2% of June 30, 2005 assets, net sales of $5.5 billion and a reduction of $0.1 billion in assets resulting from one company which is no longer reporting their mutual fund assets through IFIC. The $56.9 billion increase in industry assets from December 31, 2004 reflected an estimated $39.6 billion increase from net market appreciation, which represented 8.0% of year-end 2004 industry assets, net sales of $18.4 billion and the exclusion of $1.1 billion in assets resulting from three companies which are no longer reporting their mutual fund assets through IFIC.

ACQUISITION OF INVESTMENT PLANNING COUNSEL

As previously disclosed, on May 10, 2004, the company paid $74.6 million in cash and issued 734,796 common shares, for total consideration of $100.3 million, including transaction costs, to acquire a 74.7% interest in Investment Planning Counsel.

This acquisition has expanded the company's presence in the independent financial planning channel. Investment Planning Counsel is the fifth largest financial planning firm in Canada with close to 600 financial planners, and had mutual fund assets under management of $1.8 billion (Counsel Group of Funds Inc.) and total assets under management and administration of $8.7 billion at September 30, 2005. The transaction was structured to maintain the entrepreneurial character of Investment Planning Counsel and was consistent with the company's strategy of owning leading businesses in both manufacturing and distribution within the advice segment of the financial services industry. Investment Planning Counsel is operating as a separate entity and is being managed by its pre-acquisition leadership team.

REGULATORY ENVIRONMENT

ELIMINATION OF FOREIGN CONTENT RESTRICTIONS

Tax legislation which eliminated the foreign content restrictions applicable to investments by registered plans in foreign property was enacted into law on June 29, 2005. As a result of this change in tax legislation, the continued existence of RSP clone funds is no longer necessary.

These RSP clone funds were originally created to provide clients having investments made through tax-deferred retirement plans, such as RRSPs and RRIFs, with a means to increase their exposure to international markets without exceeding the foreign content restriction which existed prior to June 29, 2005. This was achieved because the performance of the RSP clone funds tracked the performance of other foreign equity mutual funds (underlying mutual funds) primarily through the use of forward contracts having returns based upon the performance of the underlying mutual funds, while most of the assets of the RSP clone funds were invested in Canadian short-term deposits.

In early July 2005, Mackenzie's RSP clone funds were terminated and investors in these funds received the equivalent value of their investments in the corresponding underlying mutual funds. During the third quarter, Investors Group and Investment Planning Counsel also terminated their RSP clone funds and investors in these funds received the equivalent value of their investments in the corresponding underlying mutual funds.

Investors in the Mackenzie, Investors Group and Investment Planning Counsel RSP clone funds will benefit from the wind-up of the funds through more efficient administration and a corresponding reduction, and in some cases the elimination, of certain costs and expenses.

RISK FACTORS

MARKET RISK

Risks related to performance of the equity markets and changes in interest rates can have a significant impact on the level and mix of mutual fund assets under management and sales. In addition, these factors can result in increased redemptions of mutual funds.

REDEMPTION RATES – Redemption rates for long-term funds are summarized in the following table.

Twelve-month Trailing Redemption Rate for Long-term Funds

As at September 30	**2005**	2004
IGM		
Investors Group	**9.1%**	9.2%
Mackenzie	**15.1%**	13.7%
Investment Planning Counsel	**10.3%**	n/a
Mutual Fund Industry, excluding IGM(1)	**17.0%**	15.1%

(1) Excludes Investors Group, Mackenzie and Investment Planning Counsel from date of acquisition.

IGM provides consultants and independent financial advisers with superior levels of service and support and a broad range of investment products – based on asset classes, countries or regions, and investment management styles. These are key advantages in maintaining strong client relationships and, as a result, the company has been able to maintain redemption rates that are among the lowest in the industry. The increase in Mackenzie's redemption rate at September 30, 2005 compared to 2004 was discussed earlier in this section.

The mutual fund industry and financial advisers are committed to educating Canadian investors on the merits of financial planning, diversification and long-term investing. In periods of volatility the company's consultants and independent financial advisers play a key role assisting investors to maintain perspective and focus on their long-term objectives.

DISTRIBUTION RISK

INVESTORS GROUP CONSULTANT NETWORK – Investors Group derives all of its mutual fund sales through its consultant network. Investors Group consultants have regular direct contact with clients which can lead to a strong and personal client relationship based on the client's confidence in that individual consultant. The market for financial advisers is extremely competitive. The loss of a significant number of key consultants could lead to the loss of client accounts which could have an adverse effect on Investors Group's results of operations and business prospects. Investors Group is focused on growing its distribution network, as previously discussed in this section.

MACKENZIE – Mackenzie derives substantially all of its mutual fund sales through independent financial advisers. Mackenzie's ability to market its products is highly dependent on access to various distribution channels. These intermediaries generally offer their clients investment products in addition to, and in competition with, Mackenzie. The inability to have such access could have a material adverse effect on Mackenzie's operating results and business prospects. However, Mackenzie's portfolio of financial products is recognized as one of the most innovative and unique in the industry. This, combined with strong performance, marketing, educational and service support, has made Mackenzie one of Canada's leading companies serving independent financial advisers.

Pargesa Holding S.A.

Consolidated Results for the Third Quarter 2005 (as reported by Pargesa)

(in millions of Swiss francs) (unaudited)	**3rd quarter 2005**	3rd quarter 2004	**9 months 2005**	9 months 2004	Year 2004
Operating contribution of major holdings					
Subject to equity accounting					
Imerys					
Before goodwill amortization	**43.1**	41.9	**129.7**	120.1	160.8
Goodwill amortization	**(4.9)**	(3.8)	**(14.8)**	(12.3)	(17.7)
Net operating contribution	**38.2**	38.1	**114.9**	107.8	143.1
Bertelsmann					
Before goodwill amortization	**18.3**	13.8	**58.8**	44.5	108.4
Goodwill amortization	**(27.6)**	(27.9)	**(82.4)**	(84.5)	(112.2)
Preferential dividend	**–**	–	**29.9**	50.5	50.5
Net operating contribution	**(9.3)**	(14.1)	**6.3**	10.5	46.7
Non-consolidated (dividends)					
Total(1)	**–**	–	**54.5**	86.1	129.8
Suez	**–**	–	**44.9**	40.1	40.1
Operating contribution of major holdings	**28.9**	24.0	**220.6**	244.5	359.7
Operating contribution of other equity-consolidated companies					
Before goodwill amortization	**2.7**	2.8	**8.5**	7.4	11.6
Goodwill amortization	**(0.3)**	(0.5)	**(0.8)**	(1.0)	(1.1)
Net operating contribution	**2.4**	2.3	**7.7**	6.4	10.5
Operating income contributed by holding companies	**(2.1)**	(4.2)	**(19.9)**	(39.0)	(54.4)
Operating income	**29.2**	22.1	**208.4**	211.9	315.8
Non-operating income of companies subject to equity accounting	**26.7**	(0.8)	**55.4**	50.9	81.8
Non-operating income of holding companies	**–**	0.3	**4.2**	(2.5)	31.4
Depreciation of goodwill by holding companies	**(2.1)**	(2.0)	**(6.5)**	(6.2)	(8.4)
Net income	**53.8**	19.6	**261.5**	254.1	420.6
Per share (SF): operating income	**0.35**	0.26	**2.47**	2.52	3.76
net income	**0.64**	0.23	**3.10**	3.03	5.01
Average number of shares outstanding (in thousands)(2)	**84,326**	83,984	**84,326**	83,984	83,993

(1) See comment further in this section.
(2) After the split by 50 of the stock's nominal value on July 1, 2005.

PRESENTATION OF RESULTS

Bertelsmann, GBL and Imerys whose accounts comply with IFRS, apply the new IFRS 3 standard, which modified the accounting treatment of goodwill, eliminating straight-line amortization while impairment tests are maintained and made systematic. Pargesa will adopt the IFRS accounting standards when preparing the full-year 2005 annual financial statements. Throughout 2005, Pargesa continues to communicate its quarterly results and publish its half-year report in compliance with Swiss GAAP ARR standards.

The Swiss GAAP ARR standards used by Pargesa do not currently authorize the non-depreciation of intangible assets, therefore, Pargesa's results presented above include straight-line amortization of goodwill even though it is no longer recorded under IFRS. Regarding Bertelsmann and Imerys, Pargesa's share of the goodwill amortization expense recorded in its accounts for the nine-month period in 2005 was determined by Pargesa based on the amount of goodwill amortization expense recorded in the consolidated accounts for 2004, adjusted to reflect any changes of scope.

COMMENTS ON THE RESULTS

EQUITY-CONSOLIDATED HOLDINGS

During the first nine months of 2005, Imerys experienced a fairly unfavourable macro-economic environment in various underlying markets as well as with respect to its variable production costs, mainly energy, where prices continued to increase during the third quarter. Despite this adverse situation, Imerys' group share of net operating income grew 9.5% to €209 million at September 30, 2005.

Pargesa's share of Imerys' operating contribution, after ordinary pro-forma amortization of goodwill, expressed in Swiss francs, increased 7% to SF114.9 million.

Bertelsmann recorded, at September 30, 2005, a net income, group share, of €475 million. This figure includes operating EBIT of €907 million, positive extraordinary items of €79 million net, financial expenses of €189 million, taxes of €144 million and minority interests of €178 million.

Pargesa's share of Bertelsmann's operating income, group share, after accounting for pro-forma goodwill amortization and expressed in Swiss francs, amounts to SF(23.6) million.

In the second quarter of 2005, Bertelsmann paid GBL the guaranteed dividend of €120 million, i.e. a SF92.8 million share for Pargesa, as provided in the agreement of March 30, 2001 between GBL and Bertelsmann. This amount of SF92.8 million included a SF29.9 million preferential dividend, not eliminated in consolidation, to be added to Bertelsmann's 2005 contribution to Pargesa's consolidated results.

NON-CONSOLIDATED HOLDINGS

The contributions from Suez and Total are Pargesa's share of gross dividends received by GBL from these two companies.

Suez paid its 2004 annual dividend during the second quarter of 2005, up 13% per share and will therefore provide no additional contribution during the second half.

Total introduced a new dividend policy in 2004 which features an interim dividend paid in November and a final dividend paid in May. Pargesa's share of the dividends received from Total in 2004 therefore exceptionally included a full dividend for 2003, received in May, amounting to SF86.1 million, and an interim dividend relating to 2004 amounting to SF43.7 million, received in November. During the second quarter of 2005, Pargesa's share of SF54.5 million therefore represents the final dividend in respect of 2004, up 15% per share, and is not comparable with the amount of SF86.1 million received during the first half of 2004. Total has announced that in November 2005 it will distribute an interim dividend relating to 2006, of which Pargesa's gross share will amount to approximately SF54 million.

The comparison of Pargesa's 2004 and 2005 economic result is therefore temporarily negatively affected by Total's changed distribution policy, even though the per-share dividend has actually increased. Unless there is a further change of policy, the comparison should again become consistent in 2006.

NON-OPERATING INCOME

At September 30, 2005, the non-operating income of equity-consolidated holdings amounting to SF55.4 million essentially relates to Pargesa's share of Imerys' net capital gains (SF21.3 million), particularly on the sale of Larivière, and of Bertelsmann's net capital gains (SF33.9 million), mainly on Gruner+Jahr's sale of its North American magazines. At September 30, 2004, the non-operating income of equity-consolidated companies, amounting to SF50.9 million, mainly reflected Pargesa's share of the capital gain on Bertelsmann's sale of U.S. property.

It should be noted that the 2005 annual results, as stated above, will be established for the first time according to IFRS standards, which means that they will no longer include goodwill amortization. In 2004, goodwill amortization amounted to SF139.4 million.

Power Financial Corporation

CONSOLIDATED BALANCE SHEETS

(in millions of dollars)	September 30, 2005 (unaudited)	December 31, 2004 (restated)
Assets		
Cash and cash equivalents	**4,540**	3,623
Investments		
Shares	**3,497**	3,284
Bonds	**59,132**	54,960
Mortgages and other loans	**15,022**	15,051
Loans to policyholders	**6,522**	6,499
Real estate	**1,816**	1,649
	85,989	81,443
Funds withheld by ceding insurers	**1,980**	2,337
Investment in affiliate, at equity	**1,481**	1,647
Goodwill and intangible assets	**10,572**	10,593
Future income taxes	**528**	553
Other assets	**4,370**	3,983
	109,460	104,179
Liabilities		
Policy liabilities		
Actuarial liabilities	**70,223**	65,822
Other	**3,851**	4,273
Deposits and certificates	**685**	711
Funds held under reinsurance contracts	**4,350**	4,108
Debentures and other borrowings (Note 2)	**3,397**	3,554
Preferred shares of the Corporation (Note 4)	**300**	300
Preferred shares of subsidiaries (Note 1)	**1,366**	1,366
Capital trust securities and debentures (Note 3)	**649**	651
Future income taxes	**803**	818
Other liabilities	**8,729**	8,250
	94,353	89,853
Non-controlling interests	**6,171**	5,642
Shareholders' Equity		
Stated capital (Note 4)		
Perpetual preferred shares	**950**	950
Common shares	**593**	593
Contributed surplus	**34**	21
Retained earnings	**7,997**	7,267
Foreign currency translation adjustments	**(638)**	(147)
	8,936	8,684
	109,460	104,179

CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited) (in millions of dollars, except per share amounts)	Three months ended September 30 **2005**	2004 (restated)	Nine months ended September 30 **2005**	2004 (restated)
Revenues				
Premium income	**3,189**	3,087	**11,505**	10,438
Net investment income	**1,420**	1,327	**4,113**	4,096
Fee income	**1,139**	1,042	**3,412**	3,119
	5,748	5,456	**19,030**	17,653
Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**3,650**	3,387	**12,547**	11,489
Commissions	**465**	449	**1,467**	1,345
Operating expenses	**748**	763	**2,302**	2,328
Financing charges (Note 5)	**85**	89	**253**	264
	4,948	4,688	**16,569**	15,426
	800	768	**2,461**	2,227
Share of earnings of affiliate	**19**	20	**82**	88
Other income (charges), net (Note 6)	**(3)**	(10)	**(11)**	(4)
Earnings before income taxes and non-controlling interests	**816**	778	**2,532**	2,311
Income taxes	**209**	207	**655**	610
Non-controlling interests	**217**	194	**657**	558
Net earnings	**390**	377	**1,220**	1,143
Earnings per common share (Note 7)				
Basic	**0.54**	0.52	**1.68**	1.57
Diluted	**0.53**	0.52	**1.67**	1.57

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Nine months ended September 30 (unaudited) (in millions of dollars)	**2005**	2004 (restated)
Retained earnings, beginning of year		
As previously reported	**7,267**	6,284
Change in accounting policy	**–**	(6)
As restated	**7,267**	6,278
Add		
Net earnings	**1,220**	1,143
	8,487	7,421
Deduct		
Dividends		
Perpetual preferred shares	**38**	38
Common shares	**449**	372
Other	**3**	(11)
	490	399
Retained earnings, end of period	**7,997**	7,022

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) (in millions of dollars)	Three months ended September 30 **2005**	Three months ended September 30 2004 (restated)	Nine months ended September 30 **2005**	Nine months ended September 30 2004 (restated)
Operating activities				
Net earnings	**390**	377	**1,220**	1,143
Non-cash charges (credits)				
Increase (decrease) in policy liabilities	**107**	(1,507)	**1,565**	173
Decrease (increase) in funds withheld by ceding insurers	**127**	1,589	**357**	1,859
Increase (decrease) in funds held under reinsurance contracts	**79**	–	**11**	–
Amortization and depreciation	**24**	20	**75**	60
Future income taxes	**(72)**	(32)	**65**	71
Non-controlling interests	**217**	194	**657**	558
Dilution gain	**–**	–	**–**	9
Other	**(19)**	268	**(364)**	(1,043)
	853	909	**3,586**	2,830
Financing activities				
Dividends paid				
By subsidiaries to non-controlling interests	**(89)**	(74)	**(258)**	(210)
Perpetual preferred shares	**(12)**	(12)	**(38)**	(38)
Common shares	**(154)**	(128)	**(439)**	(356)
	(255)	(214)	**(735)**	(604)
Issue of common shares	**–**	1	**–**	37
Issue of common shares by subsidiaries	**8**	3	**24**	26
Issue of preferred shares by a subsidiary	**300**	300	**300**	300
Repurchase of common shares by subsidiaries	**(26)**	(32)	**(65)**	(143)
Repayment of debentures and other borrowings	**(150)**	(250)	**(150)**	(473)
Other	**(8)**	(53)	**(39)**	(92)
	(131)	(245)	**(665)**	(949)
Investment activities				
Bond sales and maturities	**7,807**	7,454	**28,356**	27,657
Mortgage loan repayments	**611**	599	**2,178**	1,700
Sale of shares	**408**	303	**1,072**	1,013
Proceeds from securitization	**57**	90	**188**	100
Change in loans to policyholders	**(12)**	27	**(184)**	(165)
Change in repurchase agreements	**(163)**	154	**227**	257
Reinsurance transactions	**–**	3	**–**	(433)
Acquisition of IPC Financial Network Inc.	**–**	–	**–**	(64)
Investment in bonds	**(7,601)**	(8,279)	**(29,664)**	(29,449)
Investment in mortgage loans	**(659)**	(554)	**(2,644)**	(1,499)
Investment in shares	**(441)**	(312)	**(1,209)**	(1,157)
Other	**(161)**	(18)	**(324)**	(34)
	(154)	(533)	**(2,004)**	(2,074)
Increase (decrease) in cash and cash equivalents	**568**	131	**917**	(193)
Cash and cash equivalents, beginning of period	**3,972**	3,322	**3,623**	3,646
Cash and cash equivalents, end of period	**4,540**	3,453	**4,540**	3,453

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements of Power Financial Corporation at September 30, 2005 have been prepared in accordance with generally accepted accounting principles in Canada, using the accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2004, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Corporation's annual report dated December 31, 2004.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

Effective January 1, 2005, the Corporation adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 15 on Consolidation of Variable Interest Entities. As a result, Great-West Lifeco Inc. (Lifeco) no longer consolidates Great-West Life Capital Trust (GWLCT) and Canada Life Capital Trust (CLCT) but recognizes the related debentures on the Consolidated Balance Sheets (refer to Note 3). This change in accounting policy had no impact on net earnings available to common shareholders or basic earnings per common share.

FINANCIAL INSTRUMENTS – DISCLOSURE AND PRESENTATION

Effective for fiscal years beginning on or after November 1, 2004, CICA 3860, Financial Instruments – Disclosure and Presentation was amended to require obligations that an entity must or can settle by issuing a variable number of the issuer's own equity instruments to be presented as liabilities rather than equity. On January 1, 2005, the Corporation adopted the amended standard retroactively with restatement of prior periods. Some of the Corporation's ($300 million) and subsidiaries' ($1,366 million) preferred shares were reclassified from shareholders' equity to liabilities and the associated preferred dividends were reclassified to Financing Charges in the Consolidated Statements of Earnings. The change does not have any impact on earnings per share or net earnings available to common shareholders since preferred share dividends were previously deducted from net earnings in determining net earnings available to common shareholders.

COMPARATIVE FIGURES

Certain of the 2004 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

NOTE 2 DEBENTURES AND OTHER BORROWINGS

	September 30, 2005	December 31, 2004
Power Financial Corporation		
7.65% Debentures, due January 5, 2006	**150**	150
6.90% Debentures, due March 11, 2033	**250**	250
IGM Financial Inc.		
6.75% Debentures 2001 Series, due May 9, 2011	**450**	450
6.58% Debentures 2003 Series, due March 7, 2018	**150**	150
6.65% Debentures 1997 Series, due December 13, 2027	**125**	125
7.45% Debentures 2001 Series, due May 9, 2031	**150**	150
7.00% Debentures 2002 Series, due December 31, 2032	**175**	175
7.11% Debentures 2003 Series, due March 7, 2033	**150**	150
Great-West Lifeco Inc.		
Five-year term facility at Canadian 90-day Bankers' Acceptance (2004 – $118 million) and at 90-day LIBOR rate (2004 – $31 million)	**–**	149
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**272**	274
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**208**	210
6.75% Debentures due August 10, 2015, unsecured	**200**	200
6.14% Debentures due March 21, 2018, unsecured	**200**	200
6.40% Debentures due December 11, 2028, unsecured	**101**	101
6.74% Debentures due November 24, 2031, unsecured	**200**	200
6.67% Debentures due March 21, 2033, unsecured	**400**	400
6.625% Deferrable debentures due November 15, 2034, unsecured (US$175 million)	**207**	210
Other notes payable with interest of 8.0%	**9**	10
	3,397	3,554

NOTE 3 CAPITAL TRUST SECURITIES AND DEBENTURES

	September 30, 2005	December 31, 2004
Capital trust securities[1]		
Trust securities issued by GWLCT	–	350
Trust securities issued by CLCT	–	450
	–	800
Capital trust debentures		
5.995% senior debentures due December 31, 2052, unsecured (GWLCT)	**350**	–
6.679% senior debentures due June 30, 2052, unsecured (CLCT)	**300**	–
7.529% senior debentures due June 30, 2052, unsecured (CLCT)	**150**	–
	800	–
Acquisition-related fair market value adjustment	**35**	37
Trust securities held by the consolidated group as temporary investments	**(186)**	(186)
	649	651

(1) Prior to January 1, 2005, the capital trust securities were presented as part of Non-controlling interests.

GWLCT, a trust established by the Great-West Life Assurance Company (Great-West), had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West senior debentures in the amount of $350 million, and CLCT, a trust established by the Canada Life Assurance Company (Canada Life), had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million. Effective January 1, 2005, the Corporation is no longer consolidating GWLCT and CLCT (see Note 1). The impact of this change is to recognize the debentures issued to the trusts by Great-West and Canada Life instead of recognizing the capital trust securities issued by GWLCT and CLCT. As a result, distributions and interest on the capital trust securities have been reclassified to Financing Charges on the Consolidated Statements of Earnings.

NOTE 4 CAPITAL STOCK AND STOCK OPTION PLAN

STATED CAPITAL

AUTHORIZED

Unlimited number of first preferred shares, issuable in series, of second preferred shares, issuable in series, and of common shares.

Issued and Outstanding

	September 30, 2005		December 31, 2004	
	Number of shares	**Stated capital**	Number of shares	Stated capital
Preferred Shares (classified as liabilities)				
Series C First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series J First Preferred Shares	**6,000,000**	**150**	6,000,000	150
	12,000,000	**300**	12,000,000	300
Perpetual Preferred Shares				
Series A First Preferred Shares	**4,000,000**	**100**	4,000,000	100
Series D First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series E First Preferred Shares	**8,000,000**	**200**	8,000,000	200
Series F First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series H First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series I First Preferred Shares	**8,000,000**	**200**	8,000,000	200
	38,000,000	**950**	38,000,000	950
Common shares	**704,813,680**	**593**	704,813,680	593

STOCK-BASED COMPENSATION

During the second quarter of 2005, 2,015,000 options (50,000 in 2004) were granted under the Corporation's stock option plan. The fair value of options granted in 2005 ($8.10) was estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 2.4%, expected volatility of 21%, risk-free interest rate of 4.3% and expected life of 9 years. The fair value of options granted in 2004 ($6.63) was estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 2.4%, expected volatility of 21%, risk-free interest rate of 5% and expected life of 9 years. No options were granted in the first and third quarters of 2005 and 2004. In addition, stock options were granted by subsidiaries. Compensation expense of $17 million has been recognized for the nine months ended September 30, 2005 ($12 million in 2004).

Options were outstanding at September 30, 2005 to purchase, until May 11, 2015, up to an aggregate of 8,425,000 shares, at various prices from $6.65938 to $32.235. During the nine months ended September 30, 2005, no shares were issued under the Corporation's plan. During the nine months ended September 30, 2004, 7,980,000 shares were issued under the Corporation's plan for an aggregate consideration of $37 million.

NOTE 5 FINANCING CHARGES

Financing charges include interest on debentures and other borrowings, together with distribution and interest on capital trust securities and debentures and dividends on preferred shares now classified as liabilities, as described in Notes 1 and 3.

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Interest on long-term debentures and other borrowings	**56**	60	**169**	182
Preferred share dividends	**20**	21	**56**	60
Distributions and interest on capital trust securities and debentures	**13**	13	**37**	37
Distributions on capital trust securities held by the consolidated group as temporary investments	**(4)**	(5)	**(9)**	(15)
	85	89	**253**	264

NOTE 6 OTHER INCOME (CHARGES), NET

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Share of Pargesa's non-operating earnings	**1**	(2)	**11**	14
Gain resulting from dilution of the Corporation's interest in IGM	**–**	–	**–**	8
Restructuring costs – Lifeco (Note 8)	**(4)**	(8)	**(22)**	(26)
	(3)	(10)	**(11)**	(4)

NOTE 7 EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations:

	Three months ended September 30		Nine months ended September 30	
	2005	2004 (restated)	**2005**	2004 (restated)
Net earnings	**390**	377	**1,220**	1,143
Dividends on perpetual preferred shares	**(12)**	(12)	**(38)**	(38)
Net earnings available to common shareholders	**378**	365	**1,182**	1,105
Weighted number of common shares outstanding (millions)				
– Basic	**704.8**	704.7	**704.8**	703.6
Exercise of stock options	**8.4**	6.4	**8.4**	6.4
Shares assumed to be repurchased with proceeds from exercise of stock options	**(5.2)**	(3.9)	**(5.4)**	(4.0)
Weighted number of common shares outstanding (millions)				
– Diluted	**708.0**	707.2	**707.8**	706.0

NOTE 8 RESTRUCTURING COSTS

Restructuring costs related to the acquisition of Canada Life Financial Corporation (CLFC) incurred for the nine months ended September 30, 2005 were $81 million (2004 – $157 million). Of this amount, $22 million before tax ($17 million after tax) (2004 – $26 million before tax ($16 million after tax)) was charged to income and $59 million (2004 – $131 million) was charged against the amount accrued as part of the purchase equation of CLFC. Of the $448 million total estimated restructuring costs, $426 million of these costs has been utilized with the remaining $22 million expected to be utilized in 2005. These restructuring costs are related to the elimination of duplicate systems, exiting and consolidating operations and compensation costs. These activities are expected to be substantially completed by the end of 2005.

NOTE 9 PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The total benefit costs included in operating expenses are as follows:

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Pension benefits	**22**	12	**57**	43
Other benefits	**12**	8	**36**	38
	34	20	**93**	81

NOTE 10 SECURITIZATIONS

During the third quarter, IGM securitized $57 million (2004 – $90 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $57 million (2004 – $89 million). IGM's retained interest in the securitized loans was valued at $2 million (2004 – $2 million). A pre-tax gain on sale of $1 million (2004 – $1 million) was recognized and reported in Net Investment Income in the Consolidated Statements of Earnings.

During the nine months ended September 30, 2005, IGM securitized $188 million (2004 – $100 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $188 million (2004 – $100 million). IGM's retained interest in the securitized loans was valued at $6 million (2004 – $2 million). A pre-tax gain on sale of $4 million (2004 – $1 million) was recognized and reported in Net Investment Income in the Consolidated Statements of Earnings.

NOTE 11 RELATED PARTY TRANSACTIONS (CHANGES SINCE DECEMBER 31, 2004 ANNUAL REPORT)

During the nine months ended September 30, 2005, Great-West Life & Annuity Insurance Company (a subsidiary of Lifeco) received $431 million of funds that were invested by affiliated mutual funds and other investment options of Lifeco's segregated funds. Lifeco recorded this transaction as premium income. All transactions were at market terms and conditions.

NOTE 12 REINSURANCE TRANSACTION

In the second quarter of 2005, Canada Life (a subsidiary of Lifeco), through its wholly owned United Kingdom subsidiary, Canada Life Limited, entered into an agreement to acquire the assets and liabilities associated with the in-force annuity in payment business of Phoenix and London Assurance Company Limited, part of the Resolution Life Group which is based in the United Kingdom. Under the agreement, from July 1, 2005, Canada Life Limited assumed 100% of this business block on an indemnity reinsurance basis and, subject to the sanction of the Court in London, this reinsured business is expected formally to transfer to Canada Life Limited on December 31, 2005. Although the final transaction amount will depend on the value of the liabilities at the date of closing, the transaction resulted in an increase in invested assets and a corresponding increase in policyholder liabilities of $4.5 billion during the third quarter of 2005.

NOTE 13 SEGMENTED INFORMATION

Information on Profit Measure

Three months ended September 30, 2005	**Lifeco**	**IGM**	**Parjointco**	**Other**	**Total**
Revenues					
Premium income	**3,189**				**3,189**
Net investment income	**1,396**	**39**		**(15)**	**1,420**
Fee income	**603**	**548**		**(12)**	**1,139**
	5,188	**587**	**–**	**(27)**	**5,748**
Expenses					
Insurance claims	**3,650**				**3,650**
Commissions	**294**	**184**		**(13)**	**465**
Operating expenses	**598**	**135**		**15**	**748**
Financing charges	**49**	**23**		**13**	**85**
	4,591	**342**	**–**	**15**	**4,948**
	597	**245**	**–**	**(42)**	**800**
Share of earnings of affiliate			**19**		**19**
Other income – net	**(4)**		**1**		**(3)**
Earnings before the following	**593**	**245**	**20**	**(42)**	**816**
Income taxes	**140**	**69**			**209**
Non-controlling interests	**162**	**75**		**(20)**	**217**
Contribution to consolidated net earnings	**291**	**101**	**20**	**(22)**	**390**

Information on Profit Measure

Three months ended September 30, 2004	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	3,087				3,087
Net investment income	1,303	37		(13)	1,327
Fee income	555	490		(3)	1,042
	4,945	527	–	(16)	5,456
Expenses					
Insurance claims	3,387				3,387
Commissions	297	155		(3)	449
Operating expenses	625	128		10	763
Financing charges	50	25		14	89
	4,359	308	–	21	4,688
	586	219	–	(37)	768
Share of earnings of affiliate			20		20
Other income – net	(8)		(2)		(10)
Earnings before the following	578	219	18	(37)	778
Income taxes	141	66			207
Non-controlling interests	148	64		(18)	194
Contribution to consolidated net earnings	289	89	18	(19)	377

NOTE 13 SEGMENTED INFORMATION (CONTINUED)

Information on Profit Measure

Nine months ended September 30, 2005	**Lifeco**	**IGM**	**Parjointco**	**Other**	**Total**
Revenues					
Premium income	**11,505**				**11,505**
Net investment income	**4,015**	**136**		**(38)**	**4,113**
Fee income	**1,833**	**1,603**		**(24)**	**3,412**
	17,353	**1,739**	**–**	**(62)**	**19,030**
Expenses					
Insurance claims	**12,547**				**12,547**
Commissions	**954**	**537**		**(24)**	**1,467**
Operating expenses	**1,849**	**414**		**39**	**2,302**
Financing charges	**146**	**68**		**39**	**253**
	15,496	**1,019**	**–**	**54**	**16,569**
	1,857	**720**	**–**	**(116)**	**2,461**
Share of earnings of affiliate			**82**		**82**
Other income – net	**(22)**		**11**		**(11)**
Earnings before the following	**1,835**	**720**	**93**	**(116)**	**2,532**
Income taxes	**441**	**214**			**655**
Non-controlling interests	**499**	**213**		**(55)**	**657**
Contribution to consolidated net earnings	**895**	**293**	**93**	**(61)**	**1,220**

Information on Profit Measure

Nine months ended September 30, 2004	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	10,438				10,438
Net investment income	4,018	116		(38)	4,096
Fee income	1,674	1,455		(10)	3,119
	16,130	1,571	–	(48)	17,653
Expenses					
Insurance claims	11,489				11,489
Commissions	902	453		(10)	1,345
Operating expenses	1,903	391		34	2,328
Financing charges	152	72		40	264
	14,446	916	–	64	15,426
	1,684	655	–	(112)	2,227
Share of earnings of affiliate			88		88
Other income – net	(26)		14	8	(4)
Earnings before the following	1,658	655	102	(104)	2,311
Income taxes	408	201		1	610
Non-controlling interests	422	190		(54)	558
Contribution to consolidated net earnings	828	264	102	(51)	1,143

NOTE 14 SUBSEQUENT EVENT

On September 21, 2005, the Corporation announced that it had agreed to issue 10,000,000 Non-Cumulative First Preferred Shares, Series K, for gross proceeds of $250 million. The Preferred Shares, priced at $25 per share, carry an annual dividend yield of 4.95%. The offering was successfully completed on October 7, 2005.

POWER FINANCIAL
CORPORATION

CORPORATE INFORMATION

Additional copies of this report are available from:

The Secretary
Power Financial Corporation
751 Victoria Square
Montréal, Québec, Canada H2Y 2J3
or
Suite 2600, Richardson Building
1 Lombard Place
Winnipeg, Manitoba, Canada R3B 0X5

Shareholders with questions relating to the payment of dividends, change of address and share certificates should contact the Transfer Agent.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc.
1 800 564-6253 (toll-free in Canada and the United States)
or (514) 982-7555

100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1

1500 University Street, Suite 700
Montréal, Québec, Canada H3A 3S8

510 Burrard Street
Vancouver, British Columbia, Canada V6C 3B9

POWER FINANCIAL
CORPORATION

751 Victoria Square, Montréal, Québec, Canada H2Y 2J3
Telephone (514) 286-7430 Fax (514) 286-7424
www.powerfinancial.com

PRINTED IN CANADA

Second Quarter Report

FOR THE PERIOD ENDED JUNE 30, 2005

POWER FINANCIAL
CORPORATION

To the Shareholders

Power Financial Corporation's operating earnings for the six-month period ended June 30, 2005 were $830 million or $1.14 per share, compared with $751 million or $1.03 per share for the same period in 2004. This represents a 10.6 per cent increase on a per share basis.

Growth in the Corporation's operating earnings reflects an increase in the contribution from its subsidiaries.

Other income was nil for the six-month period ended June 30, 2005, compared with $15 million or $0.02 per share in the same period in 2004.

As a result, net earnings for the six-month period ended June 30, 2005 were $830 million or $1.14 per share, compared with $766 million or $1.05 per share for the same period in 2004.

SECOND QUARTER RESULTS

For the quarter ended June 30, 2005, operating earnings of the Corporation were $449 million or $0.62 per share, compared with $413 million or $0.57 per share in the second quarter of 2004, an increase of 9.0 per cent on a per share basis.

Other income was $2 million in the second quarter of 2005, compared with $18 million or $0.02 per share in the corresponding period of 2004.

Therefore, net earnings were $451 million or $0.62 per share for the quarter ended June 30, 2005, compared with $431 million or $0.59 per share in 2004.

SUBSIDIARIES' AND AFFILIATE'S RESULTS

GREAT-WEST LIFECO INC.

Great-West Lifeco reported net income attributable to common shareholders, excluding restructuring charges related to the acquisition of Canada Life Financial Corporation, of $878 million or $0.986 per share for the six-month period ended June 30, 2005, compared with $790 million or $0.884 per share in the corresponding period of 2004, an increase of 12 per cent on a per share basis. Net income, after restructuring costs, attributable to common shareholders was $865 million or $0.971 per share for the six-month period of 2005, compared with $777 million or $0.869 per share for the same period in 2004.

For the three-month period ended June 30, 2005, net income attributable to common shareholders, excluding restructuring charges, was $455 million or $0.511 per share, compared with $407 million or $0.456 per share in the corresponding period of 2004, an increase of 12 per cent on a per share basis. Net income, after restructuring costs, attributable to common shareholders, was $446 million or $0.500 per share in the second quarter of 2005, compared with $401 million or $0.448 per share for the same period in 2004.

IGM FINANCIAL INC.

IGM Financial reported net income attributable to common shareholders of $329 million for the six-month period ended June 30, 2005, compared with $300 million in 2004. Earnings per share were $1.23, compared with $1.13 in 2004, an increase of 8.8 per cent.

For the quarter ended June 30, 2005, net income attributable to common shareholders was $168 million or $0.63 per share, compared with $153 million or $0.57 per share in the second quarter of 2004. This represents a 10.5 per cent increase on a per share basis.

PARJOINTCO N.V.

Parjointco holds Power Financial's interest in Pargesa Holding, which will report its six-month results in September. The contribution from the European affiliate included in Power Financial's six-month net earnings for 2005 is estimated at $73 million, including $10 million in other income, compared with $84 million, including other income of $16 million for the corresponding period in 2004.

On behalf of the Board of Directors,

Robert Gratton
Chairman

R. Jeffrey Orr
President and Chief Executive Officer

August 5, 2005

Power Financial Corporation

Management's Discussion and Analysis of Operating Results

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

The following is a discussion and analysis of the interim consolidated financial position and results of operations of Power Financial Corporation (Power Financial or the Corporation) for the three-month and six-month periods ended June 30, 2005. This document should be read in conjunction with the unaudited interim consolidated financial statements of Power Financial and notes thereto for the three-month and six-month periods ended June 30, 2005; management's discussion and analysis of operating results for the year ended December 31, 2004, dated March 22, 2005 and filed on March 31, 2005 (the 2004 MD&A); the consolidated financial statements and notes thereto for the year ended December 31, 2004; and the unaudited interim consolidated financial statements and notes thereto for the three-month period ended March 31, 2005. Additional information relating to Power Financial, including the Annual Information Form, may be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS – This report may contain forward-looking statements about the Corporation or its subsidiaries and affiliate including their business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future action, is also a forward-looking statement.

Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Corporation or its subsidiaries and affiliate, economic factors, and the industries in which they operate generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Corporation or its subsidiaries and affiliate due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, and the Corporation's or its subsidiaries and affiliate's ability to complete strategic transactions and integrate acquisitions.

The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Corporation has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

OVERVIEW

Power Financial is a holding company with substantial interests in the financial services industry through its controlling interest in Great-West Lifeco Inc. (Lifeco) and IGM Financial Inc. (IGM). Power Financial also holds an interest in Pargesa Holding S.A. (Pargesa), together with the Frère group of Belgium.

The information contained in the following sections concerning Lifeco and IGM has been extracted from the Management's Discussion and Analysis for the interim period ended June 30, 2005 publicly released by these companies. More information on these subsidiaries can be found in their annual and interim financial statements and related management's discussion and analysis. These reports are available from the Secretary of Lifeco or IGM, respectively. They are also available either directly from the Web sites of Lifeco (www.greatwestlifeco.com) or IGM (www.investorsgroup.com), or through Power Financial's Web site (www.powerfinancial.com).

As in previous years, Pargesa will release its six-month results during the month of September and, consequently, specific information relating to this company is not disclosed herein. The contribution from Parjointco, which holds Power Financial's interest in Pargesa, reflected in the unaudited interim consolidated financial statements of Power Financial for the periods ending June 30, 2005, has therefore been established on the basis of estimated figures. In accordance with the practice in prior years, any difference between this estimated contribution and actual figures resulting from the release by Pargesa of its six-month results in September will be recorded by Power Financial in the third quarter. For more information about Pargesa, readers can access Pargesa's Web site, either directly (www.pargesa.ch) or through Power Financial's Web site.

LIFECO

Lifeco has operations in Canada and internationally through The Great-West Life Assurance Company (Great-West), London Life Insurance Company (London Life) and The Canada Life Assurance Company (Canada Life), and in the United States through Great-West Life & Annuity Insurance Company (GWL&A) and Canada Life.

In Canada, Great-West and its operating subsidiaries, London Life and Canada Life (owned through holding companies London Insurance Group Inc. (LIG) and Canada Life Financial Corporation (CLFC), respectively), offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial and Great-West financial security advisers, and through a multi-channel network of brokers, advisers and financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers a wide range of protection and wealth management products and reinsurance. The Europe segment is composed of two distinct business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States and Europe. Reinsurance products are provided through Canada Life, London Reinsurance Group Inc. (LRG) and their subsidiaries.

In the United States, GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West, GWL&A and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West, GWL&A and their subsidiaries and may make other investments in the future.

As previously mentioned, on September 24, 2004, the shareholders of Lifeco approved a subdivision of the common shares of the company on a two-for-one basis, which became effective October 6, 2004. Per share figures related to Lifeco for periods prior to the effective date of subdivision have been adjusted to reflect the effect of the subdivision.

At the end of June 2005, Power Financial and IGM held 70.6% and 4.2%, respectively, of Lifeco's common shares, representing approximately 65% of the voting rights attached to all outstanding Lifeco voting shares.

IGM

IGM is one of Canada's premier personal financial services companies and Canada's largest manager and distributor of mutual funds and other managed asset products. Its activities are carried out principally through its two operating units, Investors Group Inc. (Investors Group) and Mackenzie Financial Corporation (Mackenzie), which offer their own distinctive products and services through separate advice channels encompassing over 34,000 consultants and independent financial advisers.

Investors Group, through a network of 3,537 consultants nationwide (at June 30, 2005), offers comprehensive financial planning advice and service to its clients, including investment, retirement, tax and estate planning. Through its Symphony Strategic Investment Planning approach, Investors Group offers clients a full range of investment products, including 144 mutual funds as well as insurance, securities, banking and mortgage products and services.

Mackenzie is a multi-faceted investment management and financial services corporation, which was founded in 1967. Mackenzie mutual funds are sold through relationships with more than 30,000 independent financial advisers across Canada.

On May 10, 2004, IGM acquired a 74.7% interest in Investment Planning Counsel Inc. (Investment Planning Counsel). Investment Planning Counsel is the fifth largest financial planning firm in Canada with close to 600 financial planners, and had mutual fund assets under management of $1.7 billion (Counsel Group of Funds Inc.) and total assets under management and administration of $8.3 billion at June 30, 2005. Investment Planning Counsel is operating as a separate entity and is being managed by its pre-acquisition leadership team.

At the end of June 2005, Power Financial and Great-West held 55.9% and 3.5%, respectively, of IGM's common shares.

PARGESA

Power Financial Europe B.V., a wholly owned subsidiary of Power Financial, and the Frère group each hold a 50% interest in Parjointco N.V., which at the end of June 2005 held a 54.2% equity interest in Pargesa, representing 61.4% of the voting rights of that company.

The Pargesa group has substantial holdings in four major companies based in Europe, participating in media and entertainment through Bertelsmann AG (Bertelsmann); oil, gas and chemicals through Total S.A. (Total); energy, water and waste services through Suez S.A. (Suez); and specialty minerals through Imerys S.A. (Imerys).

OUTSTANDING NUMBER OF COMMON SHARES

As of the date of this report, there were 704,813,680 common shares of the Corporation outstanding, unchanged from December 31, 2004.

Readers are reminded that a subdivision of the common shares of Power Financial on a two-for-one basis became effective on July 23, 2004. As a result, in this report per share figures related to periods prior to the effective subdivision date have been adjusted accordingly.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of the Corporation, which are the basis of information presented in this report, have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) and presented in Canadian dollars. Please refer to Note 1 to the Consolidated Financial Statements.

INCLUSION OF PARGESA'S RESULTS

GENERAL

The investment in Pargesa is accounted for by Power Financial using the equity method. As described above, the Pargesa portfolio is primarily made of investments in Imerys, Bertelsmann, Total and Suez, which are held by Pargesa directly or through its affiliated Belgian holding company, Groupe Bruxelles Lambert (GBL). GBL accounts only for the dividend received from Total and Suez in its financial statements.

Pargesa, GBL, Imerys and Bertelsmann are subject to disclosure and accounting standards which vary according to their jurisdiction and applicable law: financial statements of GBL, Bertelsmann and, starting in the first quarter of 2005, Imerys, are prepared in accordance with International Financial Reporting Standards (IFRS). Pargesa's financial statements are prepared in accordance with Swiss generally accepted accounting principles, but Pargesa will adopt IFRS at the end of 2005. In preparing its financial statements, Power Financial uses accounting information received from Pargesa, which is intended to be the same in all material respects as that which would have been produced under IFRS. This information is further adjusted by Power Financial including, in particular, the elimination of the effect of goodwill from Pargesa's results, in order to conform to Canadian GAAP.

The contribution to Power Financial's earnings is based on the economic (flow-through) presentation of results as published by Pargesa. Pursuant to this presentation, "operating income" and "non-operating income" are presented separately by Pargesa. Power Financial's share of non-operating income of Pargesa, adjusted if necessary as described above, is included as part of "other income" in the Corporation's financial statements.

CONTRIBUTION FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30

As explained above, the contribution from the European affiliate for the three-month and six-month periods ended June 30, 2005 reflected in the unaudited interim consolidated financial statements of Power Financial has been established on the basis of estimated figures. Following the same principles as in previous years, any difference between this estimated contribution and actual figures resulting from the release by Pargesa of its six-month results in September will be recorded by Power Financial in the third quarter. (For illustration purposes only, please refer to the table "Summary of Quarterly Results" – footnote 4 later in this section for the impact of such adjustments on Power Financial's earnings in 2004 and 2003.)

RESULTS OF POWER FINANCIAL CORPORATION

This section is an overview of the results of Power Financial. Consistent with past practice, in this section Lifeco and IGM, which make the most significant contribution to the earnings of Power Financial, are accounted for using the equity method in order to facilitate the discussion and analysis. This presentation has no impact on Power Financial's net earnings, but is intended to assist readers in their analysis of the results of the Corporation.

PRESENTATION OF RESULTS – NON-GAAP FINANCIAL MEASURES

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

- operating earnings, and
- other sources of earnings, referred to in this section as "other income."

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Financial, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

"Operating earnings" excludes the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations difficult.

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities. Management has provided in this report a reconciliation of these non-GAAP financial measures to the GAAP measures presented in the Consolidated Financial Statements (See Reconciliation with Financial Statements).

EARNINGS SUMMARY – CONDENSED SUPPLEMENTARY STATEMENTS OF EARNINGS (UNAUDITED)

Readers are reminded that, following amendment of CICA Handbook Section 3860, Financial Instruments – Disclosure and Presentation, which became effective January 1, 2005, "soft-retractable" preferred shares must now be reclassified from Shareholders' equity to Liabilities on the Consolidated Balance Sheet, and dividends related to such securities must be classified as financing charges on the Statements of Earnings. This new requirement affects the soft-retractable preferred shares Series C and J issued by Power Financial. However, this change has no impact on the calculation of basic earnings per share or net income attributable to common shareholders. Comparative figures for 2004 have been restated accordingly.

Earnings Summary – Condensed Supplementary Statements of Earnings

	Six months ended June 30				Three months ended June 30			
	2005		2004		**2005**		2004	
(unaudited)	**Total**[1]	**Per share**	Total[1]	Per share[2]	**Total**[1]	**Per share**	Total[1]	Per share[2]
Contribution from subsidiaries and affiliate to operating earnings	**869**		792		**470**		434	
Results from corporate activities	**(32)**		(34)		**(18)**		(18)	
Sub-total	**837**		758		**452**		416	
Dividends on preferred shares, Series C and J	**(7)**		(7)		**(3)**		(3)	
Operating earnings	**830**	**1.14**	751	1.03	**449**	**0.62**	413	0.57
Other income	**–**	**0.00**	15	0.02	**2**	**0.00**	18	0.02
Net earnings	**830**	**1.14**	766	1.05	**451**	**0.62**	431	0.59

(1) Before dividends on perpetual preferred shares issued by the Corporation, which amounted to $13 million in the second quarters of 2005 and 2004, and to $26 million in the six-month periods ended June 30, 2005 and 2004.

(2) As already explained, comparative figures per share for 2004 have been adjusted to reflect the two-for-one stock subdivision.

OPERATING EARNINGS

Operating earnings of Power Financial for the six-month period ended June 30, 2005 were $830 million or $1.14 per share, compared with $751 million or $1.03 per share in the corresponding period of last year. This represents a 10.6 % increase on a per share basis.

For the three-month period ended June 30, 2005, operating earnings were $449 million or $0.62 per share, compared with $413 million or $0.57 per share in the second quarter of 2004, which represents an increase of 9.0% on a per share basis.

SHARE OF OPERATING EARNINGS FROM SUBSIDIARIES AND AFFILIATE

Power Financial's share of operating earnings from its subsidiaries and affiliate increased by 9.7% on a year-to-date basis, from $792 million for the first six months of 2004 to $869 million in 2005. On a quarter-over-quarter basis, the increase was 8.1% (from $434 million in 2004 to $470 million in 2005). These increases reflect growth in the contribution from both Lifeco and IGM, partly offset by a decrease in the estimated contribution from Parjointco.

Lifeco contributed $614 million to Power Financial's operating earnings in the six-month period ended June 30, 2005, compared with $549 million in the corresponding period in 2004. For the second quarter, the contribution from Lifeco to operating earnings was $319 million in 2005 compared with $283 million in 2004.

Lifeco reported earnings attributable to common shareholders (before restructuring costs) of $878 million or $0.986 per share in the six-month period ended June 30, 2005, compared with $790 million or $0.884 per share in the six-month period in 2004. This represents a 12% increase on a per share basis. For the quarter ended June 30, 2005, earnings attributable to common shareholders, before restructuring costs, were $455 million or $0.511 per share, compared with $407 million or $0.456 per share in 2004, an increase of 12% on a per share basis.

The figures for Lifeco exclude the after-tax impact of restructuring costs related to the acquisition of Canada Life, which amounted to $13 million ($0.015 per share) and $9 million ($0.011 per share) in the six-month and three-month periods in 2005, respectively. Corresponding figures in 2004 were $13 million ($0.015 per share) and $6 million ($0.008 per share), respectively. Power Financial's share of such costs is included in Other income.

The contribution from IGM to Power Financial's operating earnings was $192 million for the six-month period in 2005, compared with $175 million for the same period in 2004. For the three-month periods ended June 30, the contribution was $99 million in 2005, and $89 million in 2004.

IGM reported earnings attributable to common shareholders of $329 million and $300 million for the six-month periods ended June 30, 2005 and 2004, respectively. For the quarter ended June 30, earnings attributable to common shareholders were $168 million in 2005, compared with $153 million in 2004. Earnings per share were $1.23 for the six-month period ended June 30, 2005, compared with $1.13 in 2004, which represents an 8.8% increase. For the quarter ended June 30, 2005, earnings per share were $0.63, compared with $0.57 for the same period in 2004, which represents an increase of 10.5% on a per share basis.

As explained above, the contribution from Parjointco to Power Financial's earnings for the period ended June 30 is based on estimates. The estimated contribution from the European affiliate to operating earnings was $63 million for the six-month period in 2005, compared with $68 million for the same period in 2004. As in previous years, the contribution includes, in the second quarter, Pargesa's estimated share of dividends received during the quarter by GBL from Suez and Total. It also includes the portion of the dividend received from Bertelsmann which is considered as a preferred dividend and thus recorded as income.

Dividends from Suez and Bertelsmann are received once a year, during the second quarter. Total also used to pay an annual dividend during the second quarter. However, as mentioned in previous reports, Total recently changed its distribution policy and now pays its dividend in two instalments. As a result, a first interim dividend of €2.40 per share related to fiscal 2004 was paid in November 2004 with a final payment of €3.00 per share paid in the second quarter of 2005, whereas in the second quarter of 2004 Total paid €4.70 per share representing the full annual dividend related to fiscal 2003. GBL also received from Bertelsmann in the second quarter of 2005 a cash dividend of €120 million, as in 2004. On an accounting standpoint, Pargesa's share of the portion of this dividend, which is not eliminated in the consolidation process and thus recorded as income, is estimated at SF30 million in 2005 (SF50 million in 2004).

RESULTS FROM CORPORATE ACTIVITIES

Corporate activities, before dividends on preferred shares Series C and J, resulted in a net charge to operating earnings of $32 million for the six-month period ended June 30, 2005, compared with a net charge of $34 million in the corresponding period of last year. For the three-month periods ended June 30, corporate results were a net charge of $18 million in 2005, compared with a net charge of $18 million in 2004.

Dividends on preferred shares, Series C and J, which are now classified as financing charges, amounted to $7 million in the six-month periods of 2005 and 2004.

OTHER INCOME

On a year-to-date basis, other income was nil in 2005, compared with $15 million or $0.02 per share in 2004. For the second quarter, other income was $2 million in 2005, compared with $18 million or $0.02 per share in 2004.

Other income in 2005 includes Power Financial's share of restructuring costs recorded by Lifeco, as well as its share of estimated non-operating earnings related to Pargesa.

In 2004, other income included, in addition to Power Financial's share of restructuring costs expensed by Lifeco and contribution from Parjointco to other income, a dilution gain of $8 million, recorded in the second quarter, as a result of the issuance by IGM of common shares in connection with the Investment Planning Counsel transaction.

NET EARNINGS

Net earnings for the six-month period ended June 30, 2005 were $830 million or $1.14 per share, compared with $766 million or $1.05 per share in the corresponding period of 2004. For the second quarter ended June 30, net earnings were $451 million or $0.62 per share in 2005, compared with $431 million or $0.59 per share in 2004.

RECONCILIATION WITH FINANCIAL STATEMENTS

The following table shows a reconciliation of the non-GAAP financial measures discussed above with the financial statements of Power Financial.

Reconciliation with Financial Statements

Six months ended June 30	2005			2004		
	Operating Earnings	**Other Items, net**	**As per Financial Statements**	Operating Earnings	Other Items, net	As per Financial Statements
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests[1]	**1,661**		**1,661**	1,459		1,459
Share of earnings of affiliate	**63**		**63**	68		68
Earnings before other income, income taxes and non-controlling interests	**1,724**		**1,724**	1,527		1,527
Other income		**(8)**	**(8)**		6	6
Earnings before income taxes and non-controlling interests	**1,724**	**(8)**	**1,716**	1,527	6	1,533
Income taxes	**451**	**(5)**	**446**	408	(5)	403
Non-controlling interests[1]	**443**	**(3)**	**440**	368	(4)	364
Net earnings	**830**	**–**	**830**	751	15	766
Dividends on perpetual preferred shares issued by Power Financial[1]	**(26)**		**(26)**	(26)		(26)
Attributable to common shareholders	**804**	**–**	**804**	725	15	740
Per share	**1.14**	**–**	**1.14**	1.03	0.02	1.05

Three months ended June 30	2005			2004		
	Operating Earnings	**Other Items, net**	**As per Financial Statements**	Operating Earnings	Other Items, net	As per Financial Statements
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests[1]	**854**		**854**	730		730
Share of earnings of affiliate	**52**		**52**	62		62
Earnings before other income, income taxes and non-controlling interests	**906**		**906**	792		792
Other income		**(2)**	**(2)**		13	13
Earnings before income taxes and non-controlling interests	**906**	**(2)**	**904**	792	13	805
Income taxes	**228**	**(2)**	**226**	201	(3)	198
Non-controlling interests[1]	**229**	**(2)**	**227**	178	(2)	176
Net earnings	**449**	**2**	**451**	413	18	431
Dividends on perpetual preferred shares issued by Power Financial[1]	**(13)**		**(13)**	(14)		(14)
Attributable to common shareholders	**436**	**2**	**438**	399	18	417
Per share	**0.62**	**–**	**0.62**	0.57	0.02	0.59

(1) Restated to conform to new CICA Handbook Section 3860 which became effective January 1, 2005: Earnings before share of earnings of affiliate, Other income, Income taxes and Non-controlling interests includes dividends on soft-retractable preferred shares and remuneration on capital trust units issued by subsidiaries and the Corporation.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Condensed Supplementary Balance Sheet

	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
	Consolidated basis		Equity basis[1]	
Assets				
Cash and cash equivalents	**3,972**	3,623	**334**	286
Investments at equity	**1,514**	1,647	**9,654**	9,370
Other investments	**83,766**	81,443		5
Other assets	**17,322**	17,466	**98**	83
Total	**106,574**	104,179	**10,086**	9,744
Liabilities				
Policy liabilities				
Actuarial liabilities	**67,183**	65,822		
Other	**4,316**	4,273		
Other liabilities	**14,314**	13,887	**372**	360
Preferred shares of the Corporation	**300**	300	**300**	300
Preferred shares of subsidiaries	**1,366**	1,366		
Capital trust securities and debentures	**650**	651		
Debentures and other borrowings	**3,558**	3,554	**400**	400
	91,687	89,853	**1,072**	1,060
Non-controlling interests	**5,873**	5,642		
Shareholders' equity				
Perpetual preferred shares	**950**	950	**950**	950
Common shareholders' equity	**8,064**	7,734	**8,064**	7,734
Total	**106,574**	104,179	**10,086**	9,744
Consolidated assets and assets under administration	**266,002**	256,485		

(1) Condensed supplementary balance sheet of the Corporation with Lifeco and IGM accounted for using the equity method.

CONSOLIDATED BASIS

Consolidated balance sheets include in particular Lifeco's and IGM's assets and liabilities. A summary of Lifeco's and IGM's consolidated balance sheets is provided in the respective sections of this report related to these subsidiaries.

Total assets were $106,574 million as at June 30, 2005, compared with $104,179 million at the end of December 2004.

As already mentioned in the interim MD&A for the period ended March 31, 2005, capital trust units and soft-retractable preferred shares issued by the subsidiaries, which were previously presented as non-controlling interests, as well as preferred shares Series C and J issued by Power Financial, which are soft-retractable and were previously included in Shareholders' equity, are now included in Liabilities. This results from new CICA Handbook Section 3860, Financial Instruments – Disclosure and Presentation, which became effective January 1, 2005 and CICA Handbook Accounting Guideline 15 on Consolidation of Variable Interest Entities, also effective January 1, 2005. Figures at December 31, 2004 have been restated or reclassified accordingly. The value of trust debentures and soft-retractable preferred shares issued by subsidiaries amounted to $650 million and $1,366 million, respectively, at June 30, 2005 (December 31, 2004 – $651 million and $1,366 million). The value of preferred shares, Series C and J, issued by Power Financial is $300 million, unchanged from the end of 2004.

Assets under administration include segregated funds of Lifeco and IGM's mutual fund assets at market values. The market value of Lifeco's segregated funds was $72 billion at the end of June 2005, compared with $69 billion at the end of 2004. IGM's mutual fund assets at market value stood at $87 billion at June 30, 2005, compared with $83 billion at the end of 2004.

EQUITY BASIS

Under the equity basis presentation, Lifeco and IGM are accounted for using the equity method. This presentation has no impact on Power Financial's Shareholders' equity, but is intended to assist readers in isolating the contribution of Power Financial, as the parent company, to consolidated assets and liabilities.

Cash and cash equivalents held by Power Financial amounted to $334 million at the end of June 2005, compared with $286 million at the end of 2004. In managing its own cash and cash equivalents, Power Financial may invest in short-term paper or deposits denominated in foreign currencies and thus be exposed to fluctuations in exchange rates. In order to protect against such fluctuations, Power Financial from time to time enters into currency-hedging transactions with highly rated financial institutions. At June 30, 2005, 98% of the $334 million of cash and cash equivalents were denominated in Canadian dollars, and the balance was unhedged.

Investments at equity, which represent the carrying value of Power Financial's investments in Lifeco, IGM and Parjointco, were $9,654 million at June 30, 2005, compared with $9,370 million at the end of 2004. The increase is mainly due to:

- Power Financial's share of net earnings from its subsidiaries and affiliate, net of dividends received in the period, for a net amount of $481 million, and
- a net negative $198 million variation in foreign currency translation adjustments, related principally to the Corporation's indirect investment in Lifeco's foreign operations and Pargesa.

Debentures and other borrowings include the $150 million 7.65% debentures due January 5, 2006 and the $250 million 6.90% debentures due March 11, 2033. Also included in Liabilities is the stated value of preferred shares, Series C and J for a total of $300 million (unchanged from December 31, 2004), as mentioned above.

For a discussion of Shareholders' equity, please refer to the specific section further in this report.

CASH FLOWS

Consolidated Cash Flows

Six months ended June 30	**2005**	2004
Cash flow from operating activities	**2,733**	1,921
Cash flow from financing activities	**(534)**	(704)
Cash flow from investing activities	**(1,850)**	(1,541)
Increase (decrease) in cash and cash equivalents	**349**	(324)
Cash and cash equivalents, beginning of period	**3,623**	3,646
Cash and cash equivalents, end of period	**3,972**	3,322

On a consolidated basis, cash and cash equivalents increased by $349 million during the six-month period ended June 30, 2005, compared with a decrease of $324 million in the corresponding period of 2004.

Operating activities produced a net inflow of $2,733 million during the period in 2005, compared with a net inflow of $1,921 million for the corresponding period of 2004.

Cash flows from financing activities, which includes dividends paid, resulted in a net outflow of $534 million in the six-month period in 2005, compared with a net outflow of $704 million in the corresponding period of 2004. Included in the 2004 figure are repayments of long-term debt by subsidiaries of $223 million.

Cash flow from investing activities resulted in a net outflow of $1,850 million in the six-month period in 2005, compared with a net outflow of $1,541 million in 2004.

Consolidated cash flows include in particular Lifeco's and IGM's operations. Cash flows from activities of the subsidiaries are described in more detail in the sections of this report related to Lifeco and IGM, respectively.

CORPORATE CASH FLOWS

Power Financial is a holding company. As such, corporate cash flows from operations, before payment of dividends, are principally made up of dividends received from its subsidiaries and affiliate and income from investments, less operating expenses, financing charges and income taxes. The payment of dividends by Lifeco and IGM, which are also holding companies, depends in particular upon receipt of sufficient funds from their subsidiaries. The payment of interest and dividends by Lifeco's principal subsidiaries is subject to restrictions set out in relevant insurance and corporate laws and regulations, which require that solvency and capital standards be maintained. As well, the capitalization of Lifeco's principal subsidiaries will take into account the views expressed by the various credit rating agencies that provide financial strength and other ratings to those companies. The payment of dividends by IGM's principal subsidiaries is subject to corporate laws and regulations which require that solvency standards be maintained. In addition, certain subsidiaries of IGM must also comply with capital or liquidity requirements established by regulatory authorities.

Dividends paid by Lifeco and IGM in the first six months of 2005 on their common shares amounted to $0.39 and $0.6225 per share in aggregate, respectively, compared with $0.3225 and $0.53 per share, respectively, in the corresponding period of 2004. (The 2004 figures for Lifeco have been adjusted to reflect Lifeco's two-for-one share subdivision.)

Pargesa pays its dividend annually. The dividend paid in May 2005 amounted to SF100 per bearer share, compared with SF92 in 2004. Both figures are before the effect of the fifty-for-one subdivision of the shares, which became effective July 1, 2005.

At its meeting held on August 5, 2005, the Board of Directors of Power Financial declared a quarterly dividend of $0.2175 per common share, payable November 1, 2005 to shareholders of record September 30, 2005.

SHAREHOLDERS' EQUITY

Common shareholders' equity was $8,064 million at the end of June 2005, compared with $7,734 million at the end of 2004. The increase of $330 million is mainly due to:

- a $508 million increase in retained earnings, and
- a $185 million net negative variation in foreign currency translation adjustments, relating primarily to the Corporation's indirect investments in Lifeco's foreign operations and Pargesa, as explained above.

No common shares were issued during the quarter under the Employee Stock Option Plan. 7,820,000 common shares (on a post-subdivision basis) were issued in the six-month period ended June 30, 2004, resulting in an increase in stated capital of $36 million.

Book value per share was $11.44 at the end of June 2005, compared with $10.97 at the end of 2004.

The stated value of the six series of perpetual preferred shares was $950 million at the end of June 2005, unchanged from the end of 2004.

RATINGS OF THE CORPORATION

There has been no change in the ratings of the Corporation since the end of 2004.

	Dominion Bond Rating Service	Standard & Poor's Ratings Services[1]
Senior debentures	A (high)	A+
Preferred shares		
cumulative	Pfd 2 (high)	Canadian scale P1 [low] Global scale A–
non-cumulative	Pfd 2 (high) n	Canadian scale P1 [low] Global scale A–

(1) Ratings are on a negative outlook.

CHANGES IN ACCOUNTING POLICY

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

As already disclosed, effective January 1, 2005, the Corporation adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 15 (ACG-15) on Consolidation of Variable Interest Entities. As a result, Lifeco no longer consolidates Great-West Life Capital Trust and Canada Life Capital Trust but recognizes the related debentures on the consolidated balance sheet (refer to Note 3 to the Consolidated Financial Statements). This change in accounting policy had no impact on net earnings available to common shareholders or basic earnings per common share. As for the impact of ACG-15 on IGM, please refer to the IGM section in the MD&A for the interim period ended March 31, 2005.

FINANCIAL INSTRUMENTS – DISCLOSURE AND PRESENTATION

As already disclosed, effective for fiscal years beginning on or after November 1, 2004, CICA 3860, Financial Instruments – Disclosure and Presentation was amended to require obligations that an entity must or can settle by issuing a variable number of the issuer's own equity instruments to be presented as liabilities rather than equity. On January 1, 2005, the Corporation adopted the amended standard retroactively with restatement of prior periods. Some of the Corporation's ($300 million) and subsidiaries' ($1,366 million) preferred shares were reclassified from shareholders' equity to liabilities and the preferred dividends were reclassified to financing charges in the Consolidated Statements of Earnings. The change does not have any impact on earnings per share or net earnings available to common shareholders since preferred share dividends were previously deducted from net earnings in determining net earnings available to common shareholders.

OFF-BALANCE SHEET ARRANGEMENTS

For an overview of off-balance sheet arrangements as of December 31, 2004, please refer to page 85 of the 2004 MD&A, together with Notes 1 and 21 to the 2004 Consolidated Financial Statements. There have been no significant changes in such arrangements since December 31, 2004. The following paragraphs should be read in conjunction with the Notes to the 2004 Consolidated Financial Statements.

SECURITIZATIONS

There were no changes to IGM's liquidity management practices related to securitizations during the six-month period ended June 30, 2005. During the quarter ended June 30, 2005, IGM entered into securitization transactions through its mortgage banking operation with proceeds of $83 million. Securitized loans serviced at June 30, 2005 totalled $583 million and the fair value of IGM's retained interest was $19 million. This compares with $593 million and $20 million, respectively, at December 31, 2004.

DERIVATIVES

There have been no changes to the Corporation's policies and procedures with respect to the use of derivative instruments during the six-month period ended June 30, 2005. In addition, there have not been significant changes in either the notional amount outstanding or in the exposure to credit risk that represents the market value of those instruments, which are in a gain position at June 30, 2005.

SYNDICATED LETTERS OF CREDIT

In the normal course of its reinsurance business, Lifeco provides Letters of Credit (LOC) to other parties or beneficiaries. Through certain of its operating subsidiaries, Lifeco has provided LOC to both external and internal parties, which are described in detail in the paragraph "Liquidity Risk (Letters of Credit)" included in the section related to Lifeco in the 2004 MD&A. See also Note 24 to the 2004 Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS

There have been no material changes in the contractual obligations of the Corporation from those reported at December 31, 2004. Contractual commitments of Lifeco increased from $309 million at December 31, 2004 to $350 million at June 30, 2005.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

For an overview of financial instruments and other instruments as of December 31, 2004, please refer to page 86 of the 2004 MD&A and to Notes 20 and 21 to the 2004 Consolidated Financial Statements.

Changes in both the carrying values and fair values of financial instruments did not have a significant impact on the financial condition of the Corporation for the six-month period ended June 30, 2005. In addition, there were no significant changes in the risks related to these financial instruments and the policies and procedures designed to manage these risks during the period.

SUMMARY OF QUARTERLY RESULTS

In this table, all per share amounts are presented on a post-subdivision basis.

Summary of Quarterly Results

	2005		2004				2003			
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues(1)	**6,295**	6,987	6,269	5,456	6,398	5,799	6,178	(59)	4,445	4,794
Operating earnings(2)(3)(4)(5)(6)	**449**	381	406	381	413	338	350	315	322	261
per share – basic	**0.62**	0.52	0.56	0.52	0.57	0.46	0.48	0.43	0.44	0.36
Other income(4)(5)	**2**	(2)	(6)	(4)	18	(3)	(36)	808	–	(10)
per share – basic	**0.00**	0.00	(0.01)	0.0	0.02	0.0	(0.05)	1.16	–	(0.02)
Net earnings	**451**	379	400	377	431	335	314	1,123	322	251
per share – basic	**0.62**	0.52	0.55	0.52	0.59	0.46	0.43	1.59	0.44	0.34
per share – diluted	**0.62**	0.52	0.55	0.52	0.59	0.46	0.43	1.58	0.43	0.34

(1) Certain reinsurance transactions were entered into by Great-West, London Life and GWL&A in 2003. The effect of these transactions is included in the decrease in revenues for the third quarter of 2003 compared to other quarters (for more details, please refer to the section on Lifeco in the 2004 MD&A).

(2) In 2003, the contribution from Lifeco to operating earnings includes the effects of the acquisition of CLFC by Lifeco from July 10, 2003. The contribution from Lifeco also includes the additional contribution provided by the shares of Lifeco acquired by Power Financial in 2003, principally during the third quarter, net of related financing costs.

(3) The contribution from Pargesa to operating earnings includes, in the second quarter, Pargesa's share of the dividends paid by Total and Suez, as well as Pargesa's share of the portion of the dividend received by GBL from Bertelsmann which is considered a preferred dividend (Pargesa's share: SF30 million in 2005, SF50 million in 2004, SF46 million in 2003) and thus recorded as income. These dividends contribute significantly to Pargesa's operating results. Dividends from Suez and Bertelsmann are received once a year, during the second quarter. Total, which also used to pay an annual dividend, started in the fall of 2004 to pay its dividend in two instalments. Pargesa's contribution to operating earnings of Power Financial includes, in the second quarter of 2004 and 2003, its share of the annual dividend paid by Total related to the previous year. The annual dividend paid by Total in the second quarter of 2004 was €4.70 per share. In the fourth quarter of 2004, the contribution also includes Pargesa's share of the first instalment (€2.40 per share) of the dividend related to fiscal 2004, while in the second quarter of 2005 it only includes the final portion (€3.00 per share) of this dividend.

(4) Pargesa releases its six-month results only in September and, as previously explained, any difference between actual results compared to estimates used by Power Financial when releasing its results for the periods ended June 30 are recorded by Power Financial in the third quarter. The impact of such differences on operating earnings was $4 million ($0.01 per share) and $3 million ($0.00 per share) in 2004 and 2003, respectively. The impact on non-operating earnings was $(1) million ($0.00 per share) and $25 million ($0.04 per share) in 2004 and 2003, respectively.

(5) For a definition of this non-GAAP financial measure, please refer to Presentation of Results – Non-GAAP Financial Measures earlier in this MD&A.

(6) As explained in this report, dividends on soft-retractable preferred shares are now classified as financing charges in the statement of earnings. Figures for 2004 and 2003 have been restated accordingly. This change has no effect on income attributable to common shareholders or basic earnings per share.

Great-West Lifeco Inc.

Consolidated Operating Results

Selected Consolidated Financial Information

(unaudited)	Three months ended June 30 2005	2004	% change	Six months ended June 30 2005	2004	% change
Premiums						
Life insurance, guaranteed annuities and insured health products	**3,788**	3,940	(4)	**8,316**	7,351	13
Self-funded premium equivalents (ASO contracts)	**1,945**	2,047	(5)	**3,835**	4,054	(5)
Segregated fund deposits						
Individual products	**1,411**	1,320	7	**2,983**	2,978	0
Group products	**1,322**	1,473	(10)	**2,550**	4,086	(38)
Total premiums and deposits	**8,466**	8,780	(4)	**17,684**	18,469	(4)
Fee and other income	**616**	587	5	**1,230**	1,119	10
Paid or credited to policyholders	**4,081**	4,333	(6)	**8,897**	8,102	10
Net income attributable to:						
Common shareholders before restructuring costs[1]	**455**	407	12	**878**	790	11
Restructuring costs after tax[1]	**9**	6		**13**	13	
Common shareholders	**446**	401	11	**865**	777	11
Per common share						
Basic earnings before restructuring costs[1]	**0.511**	0.456	12	**0.986**	0.884	12
Restructuring costs after tax[1]	**0.011**	0.008		**0.015**	0.015	
Basic earnings after restructuring costs	**0.500**	0.448	12	**0.971**	0.869	12
Dividends paid	**0.195**	0.16125	21	**0.390**	0.3225	21
Book value per common share				**9.64**	9.07	6
Return on common shareholders' equity (12 months)						
Net income before restructuring costs[1]				**20.6%**	19.4%	
Net income				**20.3%**	19.0%	
At June 30						
Total assets				**98,254**	100,149	(2)
Segregated fund assets				**71,878**	67,200	7
Total assets under administration				**170,132**	167,349	2
Capital stock and surplus				**9,085**	8,286	10

(1) Following the acquisition of CLFC by the company, a plan was developed to restructure and exit selected operations of CLFC. The costs include $350 million that was recognized as part of the purchase equation of CLFC, and $98 million to be charged to income as it is incurred. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance, excluding restructuring costs related to the acquisition of CLFC, and incurred during the period.

Consolidated Balance Sheets

(unaudited)	**June 30, 2005**	December 31, 2004	June 30, 2004
Assets			
Bonds	**56,446**	54,960	56,560
Mortgage loans	**14,659**	14,554	15,058
Stocks	**3,635**	3,405	3,395
Real estate	**1,785**	1,646	1,629
Loans to policyholders	**6,778**	6,499	6,918
Cash and certificates of deposit	**2,826**	2,472	2,336
Funds held by ceding insurers	**2,106**	2,337	3,872
Goodwill	**5,329**	5,328	5,332
Intangible assets	**1,483**	1,508	1,530
Other assets	**3,207**	3,142	3,519
Total assets	**98,254**	95,851	100,149
Liabilities			
Policy liabilities			
Actuarial liabilities	**67,183**	65,822	69,866
Provision for claims	**1,209**	997	1,060
Provision for policyholder dividends	**591**	589	541
Provision for experience rating refunds	**468**	611	639
Policyholder funds	**2,048**	2,076	2,180
	71,499	70,095	74,286
Debentures and other borrowings	**2,073**	2,088	2,385
Funds held under reinsurance contracts	**4,331**	4,374	4,630
Other liabilities	**4,190**	4,356	4,213
Repurchase agreements	**1,095**	676	626
Deferred net realized gains	**2,453**	2,164	2,300
	85,641	83,753	88,440
Preferred shares	**797**	797	927
Capital trust securities and debentures	**650**	651	543
Non-controlling interests			
Participating surplus in subsidiaries	**1,714**	1,654	1,584
Preferred shares issued by subsidiaries	**209**	209	209
Perpetual preferred shares issued by subsidiaries	**158**	159	160
Share capital and surplus			
Share capital			
Perpetual preferred shares	**499**	499	199
Common shares	**4,658**	4,651	4,654
Surplus	**4,402**	3,904	3,437
Currency translation account	**(474)**	(426)	(4)
	9,085	8,628	8,286
Liabilities, share capital and surplus	**98,254**	95,851	100,149

Summary of Consolidated Operations

(unaudited)	Three months ended June 30 2005	Three months ended June 30 2004	Six months ended June 30 2005	Six months ended June 30 2004
Income				
Premium income	**3,788**	3,940	**8,316**	7,351
Net investment income	**1,327**	1,357	**2,619**	2,715
Fee and other income	**616**	587	**1,230**	1,119
	5,731	5,884	**12,165**	11,185
Benefits and expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**4,081**	4,333	**8,897**	8,102
Commissions	**331**	314	**660**	605
Operating expenses	**553**	572	**1,117**	1,156
Premium taxes	**64**	63	**125**	115
Financing charges	**49**	50	**97**	102
Amortization of finite life intangible assets	**4**	4	**9**	7
Restructuring costs	**11**	9	**18**	18
Net income before income taxes	**638**	539	**1,242**	1,080
Income taxes – current	**170**	40	**199**	204
– future	**(18)**	90	**102**	63
Net income before non-controlling interests	**486**	409	**941**	813
Non-controlling interests	**33**	5	**62**	30
Net income – shareholders	**453**	404	**879**	783
Perpetual preferred share dividends	**7**	3	**14**	6
Net income – common shareholders	**446**	401	**865**	777
Earnings per common share				
Basic	**0.500**	0.448	**0.971**	0.869
Diluted	**0.496**	0.444	**0.962**	0.861

NON-GAAP FINANCIAL MEASURES

This report may contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include, but are not limited to, "adjusted net income," "earnings before restructuring costs," "net income before restructuring costs" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

SEGREGATED FUND DEPOSITS AND SELF-FUNDED PREMIUM EQUIVALENTS (ASO CONTRACTS)

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) group health contracts. However, Lifeco does earn fee and other income related to these contracts. Both segregated funds and ASO contracts are an important aspect of the overall business of Lifeco and should be considered when comparing volumes, size and trends.

TRANSLATION OF FOREIGN CURRENCY

Through its operating subsidiaries, Lifeco conducts business in multiple currencies. The four primary currencies are the Canadian dollar, the United States dollar, the British pound, and the euro. Throughout this document, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period. The rates employed are:

Period ended	Balance Sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
United States dollar			
June 30, 2005	**$1.23**	**$1.24**	**$1.3305**
March 31, 2005	$1.21	$1.23	$1.3178
December 31, 2004	$1.20	$1.30	$1.5832
June 30, 2004	$1.34	$1.34	$1.5762
March 31, 2004	$1.31	$1.32	$1.5733
British pound			
June 30, 2005	**$2.20**	**$2.31**	**$2.3072**
March 31, 2005	$2.28	$2.32	$2.3013
December 31, 2004	$2.31	$2.38	$2.3238
June 30, 2004	$2.43	$2.44	$2.2880
March 31, 2004	$2.41	$2.42	$2.2085
Euro			
June 30, 2005	**$1.48**	**$1.59**	**$1.6104**
March 31, 2005	$1.57	$1.61	$1.6053
December 31, 2004	$1.63	$1.62	$1.6200
June 30, 2004	$1.63	$1.64	$1.6400
March 31, 2004	$1.61	$1.65	$1.6500

The net effective rate for the translation of foreign currency operations reflects the translation of foreign currency income and expenses at the average daily rate for the period together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility (see Note 21 to the 2004 Consolidated Financial Statements.)

CONSOLIDATED OPERATING RESULTS

SUMMARY OF QUARTERLY RESULTS

Lifeco's net income attributable to common shareholders, before restructuring costs related to the acquisition of CLFC, was $455 million for the second quarter of 2005, compared with $407 million reported a year ago, an increase of 12%. On a per share basis, this represents $0.511 per common share ($0.506 diluted) for the second quarter of 2005 compared with $0.456 per common share ($0.452 diluted) a year ago.

Net income, after restructuring costs, attributable to common shareholders for the quarter was $446 million or $0.500 per common share ($0.496 diluted), compared with $401 million or $0.448 per common share ($0.444 diluted) for the second quarter of 2004. The improvement is attributable to the Canadian and European operating segments.

CANADA – For the second quarter, net income attributable to common shareholders increased to $212 million compared with $181 million in 2004. Group Insurance grew by 15%, Individual Insurance & Investment Products grew 16% and the negative earnings impact from Corporate decreased 50%.

EUROPE – For the second quarter, net income attributable to common shareholders increased to $101 million compared with $76 million in 2004. Insurance & Annuities increased 36%, while Reinsurance income improved by 24%.

UNITED STATES – For the second quarter, net income attributable to common shareholders was $150 million compared with $154 million in 2004. In U.S. dollars, Healthcare income is up 8% and Financial Services is up 13%.

LIFECO CORPORATE – For the second quarter, Corporate net earnings attributable to common shareholders was a charge of $17 million, compared with a charge of $10 million in 2004.

Total revenue for the second quarter of 2005 was $5,731 million and was composed of premium income of $3,788 million, net investment income of $1,327 million and fee and other income of $616 million. Total revenue for the second quarter of 2004 was $5,884 million. It was composed of premium income of $3,940 million, net investment income of $1,357 million and fee and other income of $587 million.

Net Income – Common Shareholders

	Three months ended June 30			Six months ended June 30		
	2005	2004	% change	**2005**	2004	% change
Canada	**212**	181	17	**398**	328	21
Europe	**101**	76	33	**202**	153	32
United States	**150**	154	(3)	**294**	313	(6)
Lifeco Corporate						
Total holding company	**(8)**	(4)		**(16)**	(4)	
Restructuring costs	**(9)**	(6)		**(13)**	(13)	
Total Lifeco Corporate	**(17)**	(10)		**(29)**	(17)	
Total Lifeco	**446**	401	11	**865**	777	11

PREMIUMS AND DEPOSITS

Total premiums and deposits decreased by $314 million for the second quarter of 2005 compared to the same period in 2004, reflecting the conversion of $449 million of Canada Life trust business to London Life which was recorded as premium income in the second quarter of 2004.

Premiums and deposits for the second quarter were $8,466 million in total: $3,788 million of risk-based product premiums, $1,945 million of self-funded premium equivalents, and $2,733 million of segregated fund deposits.

For the second quarter of 2005, 55% of premium income is from fee-based products (55% in 2004), with the remainder derived from traditional risk-based contracts.

For the Canadian segment, premiums and deposits were $3,371 million. Risk-based products account for 47% of premium income, segregated funds account for 38% and the ASO business for 15%.

For the European segment, premiums and deposits were $2,388 million. Fee-based segregated fund products account for 32% of premium income.

For the United States segment, premiums and deposits were $2,707 million. Risk-based products account for 21% of premium income, segregated funds account for 26% and the ASO business for 53%.

FEE AND OTHER INCOME

In addition to providing traditional risk-based insurance products, the company also provides certain products on a fee-for-service basis. The most significant of these products are segregated funds, for which the company earns investment management fees, and administrative services only (ASO) contracts, under which the company provides group insurance benefit plan administration on a cost-plus basis. Fee income, at $616 million for the three months ended June 30, 2005, was up $29 million from the second quarter of 2004, predominantly in Germany.

For the six months ended June 30, 2005, fee income was $1,230 million, compared with $1,119 million for the same period in 2004.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include benefit payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate, $8.9 billion was paid or credited to policyholders for the six months ended June 30, 2005. This compares with $8.1 billion paid or credited for the six months ended June 30, 2004.

Segmented Operating Results

The consolidated operating results of Lifeco include the operating results of Great-West, London Life, Canada Life and GWL&A.

For reporting purposes, the consolidated operating results are grouped into four reportable segments, Canada, Europe, United States, and Lifeco Corporate, reflecting geographic lines as well as the management and corporate structure of the companies.

Canada

The Canadian segment of Lifeco includes the operating results of the Canadian businesses operated by Great-West, London Life, and Canada Life. There are two primary business units included in this segment. Through its Group Insurance business unit, the company provides life, health, disability and creditor insurance products to group clients in Canada. Through its Individual Insurance & Investment Products business unit, the company provides life, disability and critical illness insurance products to individual clients, as well as accumulation and payout annuity products for both group and individual clients in Canada.

Selected Consolidated Financial Information – Canada

Three months ended June 30	**2005**	2004	% change
Premiums			
Life insurance, guaranteed annuities and insured health products	**1,593**	1,597	–
Self-funded premium equivalents (ASO contracts)	**502**	469	7
Segregated fund deposits			
Individual products	**600**	493	22
Group products	**676**	905	(25)
Total premiums and deposits	**3,371**	3,464	(3)
Fee and other income	**189**	169	12
Paid or credited to policyholders	**1,666**	1,687	(1)
Net income – common shareholders	**212**	181	17
Six months ended June 30			
Premiums			
Life insurance, guaranteed annuities and insured health products	**3,102**	3,475	(11)
Self-funded premium equivalents (ASO contracts)	**976**	938	4
Segregated fund deposits			
Individual products	**1,397**	1,223	14
Group products	**1,376**	2,871	(52)
Total premiums and deposits	**6,851**	8,507	(19)
Fee and other income	**378**	340	11
Paid or credited to policyholders	**3,185**	3,703	(14)
Net income – common shareholders	**398**	328	21
At June 30			
Total assets	**48,083**	48,153	–
Segregated fund assets	**36,280**	32,512	12
Total assets under administration	**84,363**	80,665	5

FINANCIAL INFORMATION – CANADA

Consolidated Operations

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
Income				
Premium income	**1,593**	1,597	**3,102**	3,475
Net investment income	**693**	652	**1,377**	1,327
Fee and other income	**189**	169	**378**	340
Total income	**2,475**	2,418	**4,857**	5,142
Benefits and expenses				
Paid or credited to policyholders	**1,666**	1,687	**3,185**	3,703
Other	**497**	509	**1,076**	1,004
Amortization of finite life intangible assets	**3**	3	**7**	6
Net operating income before income taxes	**309**	219	**589**	429
Income taxes	**64**	29	**125**	71
Net income before non-controlling interests	**245**	190	**464**	358
Non-controlling interests	**26**	6	**52**	24
Net income – shareholders	**219**	184	**412**	334
Perpetual preferred share dividends	**7**	3	**14**	6
Net income – common shareholders	**212**	181	**398**	328

OVERVIEW

NET INCOME

Consolidated net earnings of the Canadian segment of Lifeco attributable to common shareholders for the second quarter of 2005 increased 17% to $212 million from $181 million a year ago. For the six months ended June 30, 2005, consolidated net earnings attributable to common shareholders increased 21% to $398 million compared with $328 million a year ago.

Net Income – Common Shareholders

	Three months ended June 30			Six months ended June 30		
	2005	2004	% change	**2005**	2004	% change
Group Insurance	**78**	68	15	**144**	122	18
Individual Insurance & Investment Products	**136**	117	16	**261**	227	15
Corporate	**(2)**	(4)	–	**(7)**	(21)	–
	212	181	17	**398**	328	21

The major contributors to the increases were as follows:

GROUP INSURANCE – The increase reflects improved health morbidity experience from improvements in the long-term disability sub-line and improved medical, drug and dental costs, mitigated somewhat by a deterioration in life mortality experience.

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS – The increase is essentially attributable to strong year-over-year fee growth and expense gains.

CORPORATE – The year-over-year change for the six-month period reflects a real estate valuation provision deemed redundant.

PREMIUMS AND DEPOSITS AND SALES

Premiums and Deposits

	Three months ended June 30			Six months ended June 30		
	2005	2004	% change	**2005**	2004	% change
Business/Product						
Group Insurance	**1,167**	1,088	7	**2,300**	2,176	6
Individual Insurance & Investment Products	**2,204**	2,376	(7)	**4,551**	6,331	(28)
Total premiums and deposits	**3,371**	3,464	(3)	**6,851**	8,507	(19)
Summary by Type						
Risk-based products	**1,593**	1,597	–	**3,102**	3,475	(11)
ASO contracts	**502**	469	7	**976**	938	4
Segregated fund deposits	**1,276**	1,398	(9)	**2,773**	4,094	(32)
Total premiums and deposits	**3,371**	3,464	(3)	**6,851**	8,507	(19)

Sales

	Three months ended June 30			Six months ended June 30		
	2005	2004	% change	**2005**	2004	% change
Business/Product						
Group Insurance	**102**	90	13	**208**	155	34
Individual Insurance & Investment Products	**1,525**	1,132	35	**3,187**	2,719	17
Total sales	**1,627**	1,222	33	**3,395**	2,874	18

IN QUARTER – Total premiums and deposits for the three months ended June 30, 2005 decreased $93 million, compared to the three months ended June 30, 2004. The 2004 premiums and deposits included the conversion of Canada Life's trust business to London Life. This conversion added $449 million of premiums and deposits in 2004. Excluding the effect of conversion, Individual Insurance & Investment Products premiums and deposits increased 14% in the second quarter of 2005.

Premiums and deposits were $3,371 million in total: $1,593 million of risk-based product premiums, $502 million of self-funded premium equivalents, and $1,276 million of segregated fund deposits.

Total sales for the three months ended June 30, 2005 were up 33% overall from second quarter 2004 levels. Sales in 2005 were $1,627 million in total: $42 million Life Insurance, $11 million Living Benefits, $102 million Group Insurance, $1,077 million Individual Retirement & Investment Services, and $395 million Group Retirement Services.

SIX MONTHS – Total premiums and deposits for the six months ended June 30, 2005 decreased $1,656 million, compared with $8,507 million for the six months ended June 30, 2004. The 2004 premiums and deposits included the conversion of Canada Life's trust business to London Life. This conversion added $2,222 million of premiums and deposits in 2004. Excluding the effect of conversion, Individual Insurance & Investment Products premiums and deposits increased 11% for the six months of 2005.

Premiums and deposits were $6,851 million in total: $3,102 million of risk-based product premiums, $976 million of self-funded premium equivalents, and $2,773 million of segregated fund deposits.

Total sales for the six months ended June 30, 2005 were up 18% overall from the same period in 2004. Sales in 2005 were $3,395 million in total: $80 million Life Insurance, $23 million Living Benefits, $208 million Group Insurance, $2,438 million Individual Retirement & Investment Services, and $646 million Group Retirement Services.

NET INVESTMENT INCOME

Net Investment Income

	Three months ended June 30			Six months ended June 30		
	2005	2004	% change	**2005**	2004	% change
Investment income earned	**604**	586	3	**1,216**	1,194	2
Amortization of gains and losses	**79**	73	8	**154**	147	5
Provision for credit losses	**17**	2		**18**	2	
Gross investment income	**700**	661	6	**1,388**	1,343	3
Less: investment expenses	**7**	9	(22)	**11**	16	(31)
Net investment income	**693**	652	6	**1,377**	1,327	4

Net investment income for the three months ended June 30, 2005 increased by $41 million or 6%, compared to the same period last year.

For the six months ended June 30, 2005, net investment income increased by $50 million or 4% from the same period last year.

The provision for credit losses in 2005 includes the reduction of allowances for credit losses of $17 million due to improved credit experience and higher equity market levels.

FEE INCOME

In addition to providing traditional risk-based insurance products, the company also provides certain products on a fee-for-service basis. The most significant of these products is segregated funds, for which the company earns investment management fees, and ASO contracts, under which the company provides group insurance benefit plan administration on a cost-plus basis.

Fee Income

	Three months ended June 30			Six months ended June 30		
	2005	2004	% change	**2005**	2004	% change
Segregated funds	**141**	127	11	**280**	257	9
ASO contracts	**33**	29	14	**63**	58	9
Other	**15**	13	15	**35**	25	40
	189	169	12	**378**	340	11

Fee income on segregated fund products increased from $127 million for the three months ended June 30, 2004 to $141 million for the three months ended June 30, 2005, reflecting strong growth in fees from new and existing business from improved equity market conditions. Fee income on ASO increased from $29 million in 2004 to $33 million in 2005, reflecting growth in the block of business. Other fee income of $15 million resulted from a broad-based increase in property management fees, asset management fees and Quadrus distribution fees for 2005, compared with $13 million for 2004.

Fee income on segregated fund products increased from $257 million for the six months ended June 30, 2004 to $280 million for the six months ended June 30, 2005, reflecting strong growth in fees from new and existing business from improved equity market conditions. Fee income on ASO increased from $58 million in 2004 to $63 million in 2005, reflecting growth in the block of business. Other fee income of $35 million resulted from a broad-based increase in property management fees, asset management fees and Quadrus distribution fees for 2005, compared with $25 million for 2004.

The amount of segregated fund investment management fees earned by the company is influenced by the market value of the underlying fund assets. As market conditions and expectations dictate, the company may from time to time utilize derivative contracts to hedge against declines in equity market levels. In 2005, the company has entered into certain derivative contracts that will provide a partial hedge against a decline in the S&P/TSX 60 composite index.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate, $3.2 billion was paid or credited to policyholders in the six months ended June 30, 2005. This compares with $3.7 billion in the six months ended June 30, 2004.

OTHER

Included in other benefits and expenses are operating expenses, commissions, interest expense on long-term debt & other borrowings, and dividends on preferred shares, as well as premium taxes.

Other

	Three months ended June 30			Six months ended June 30		
	2005	2004	% change	**2005**	2004	% change
Total expenses	**243**	241	1	**496**	499	(1)
Less: investment expenses	**7**	9	(22)	**11**	16	(31)
Operating expenses	**236**	232	2	**485**	483	–
Commissions	**170**	186	(9)	**411**	340	21
Financing charges	**46**	45	2	**90**	93	(3)
Premium taxes	**45**	46	(2)	**90**	88	2
Total	**497**	509	(2)	**1,076**	1,004	7

Operating expenses for the three months ended June 30, 2005 of $236 million are consistent with the same period in 2004. The decrease in commissions includes $7 million of net commissions received from the Europe segment, primarily in connection with the reinsurance of acquisition costs associated with certain policies issued in Germany. Commission expense in the Europe segment is increased by a corresponding amount.

Financing charges consists of interest on debentures and other borrowings, as well as distributions on preferred shares classified as liabilities.

For the six months ended June 30, 2005, operating expenses of $485 million are consistent with the same period in 2004. The increase in commissions includes the net payment of a $50 million commission to the Europe segment, primarily in connection with the reinsurance of acquisition costs associated with certain policies issued in Germany. Commission expense in the Europe segment is reduced by a corresponding amount.

Financing charges consists of interest on debentures and other borrowings, as well as distributions on preferred shares.

INCOME TAXES

Income taxes for the three-month and six-month periods ended June 30, 2005 were $64 million and $125 million, respectively, compared with $29 million and $71 million for the 2004 periods. The increase in income taxes results from higher pre-tax income of $90 million in the three-month period and $160 million in the six-month period.

BUSINESS UNITS – CANADA

GROUP INSURANCE

2005 HIGHLIGHTS

- Net income to shareholders grew 18% to $144 million.
- Strong sales growth was achieved, particularly in the creditor/direct marketing and ASO markets.
- Very positive claims experience emerged in the group health line of business.

OPERATING RESULTS

NET INCOME

IN QUARTER – Net income attributable to common shareholders was $78 million, which represents an increase of 15% compared to the second quarter of 2004.

The results reflect improved group health morbidity experience, particularly in the long-term disability sub-line.

Interest gains improved on a quarter-over-quarter comparative basis on higher investment income and expense gains improved due to lower operating expenses and higher expense recoveries. There was a small improvement in group life mortality experience.

SIX MONTHS – Net income attributable to common shareholders was $144 million, which represents an increase of 18% compared to the six months ended June 30, 2004.

The results reflect improved group health morbidity experience. The medical, drug and dental sub-lines improved, particularly in the mid-sized and large-case markets. As well, results improved in the large-case long-term disability sub-line.

Interest gains improved over last year on higher investment income and expense gains improved due to lower operating expenses and higher expense recoveries. There was a small deterioration in the group life mortality experience, mainly due to higher than expected death claims.

PREMIUMS AND DEPOSITS AND SALES

Group Insurance – Divisional Summary

	Three months ended June 30			Six months ended June 30		
	2005	2004	% change	**2005**	2004	% change
Premiums and deposits						
Business/Product						
Small-/mid-sized case	**455**	435	5	**905**	864	5
Large case – insured	**386**	353	9	**785**	721	9
– ASO	**502**	469	7	**976**	938	4
– creditor/direct marketing	**28**	35	(20)	**68**	64	6
Sub-total	**1,371**	1,292	6	**2,734**	2,587	6
Premiums reinsured						
Small-/mid-sized case	**(117)**	(110)	6	**(245)**	(231)	6
Large case – insured	**(87)**	(94)	(7)	**(189)**	(180)	5
Net premiums	**1,167**	1,088	7	**2,300**	2,176	6
Sales						
Business/Product						
Small-/mid-sized case	**43**	41	5	**85**	74	15
Large case – insured	**6**	28	(79)	**28**	41	(32)
– ASO	**47**	8	488	**66**	23	187
– creditor/direct marketing	**6**	13	(54)	**29**	17	71
Total sales	**102**	90	13	**208**	155	34

IN QUARTER – Total net premiums and deposits were $1,167 million, which is 7% higher than the second quarter of 2004. Excluding the impact of $204 million of premiums ceded under a bulk reinsurance agreement ($204 million in 2004), premiums and deposits increased 6% over the comparative period in 2004.

Overall sales results in the quarter were 13% higher than 2004. Sales in the large-case ASO markets showed significant improvement over 2004 due to two large sales in 2005. This was partly offset by lower sales in the large-case insured and the creditor/direct marketing markets, due to large sales in the second quarter of 2004 that did not recur in the second quarter of 2005.

SIX MONTHS – Total net premiums and deposits were $2,300 million, which is 6% higher than the comparative period in 2004. Excluding the impact of $434 million of premiums ceded under a bulk reinsurance agreement ($411 million in 2004), premiums and deposits increased 6% over the comparative period in 2004.

Overall sales results for the six months ended June 30, 2005 were 34% higher than 2004. The increase was due to improvements in the small-/mid-sized, ASO and creditor/direct marketing markets and in particular in the ASO market from two large sales in 2005.

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS

Individual Insurance & Investment Products (IIIP) consists of four distinct business lines, Individual Life Insurance, Living Benefits, Individual Retirement & Investment Services and Group Retirement & Investment Services. Products are distributed through Freedom 55 Financial and Great-West financial security advisers, Canada Life distribution partners including managing general agents, independent brokers and intercorporate agreements with other financial institutions.

2005 HIGHLIGHTS

- Earnings have grown 15% in 2005, due largely to strong fee income growth, increased investment gains, and expense gains.
- Group Retirement Services (GRS) successfully completed conversion of the Canada Life business to London Life with $2.1 billion converted during the second quarter. Since January 2004, GRS has converted over $12 billion in assets to the London Life insurance platform and the Solium securities platform.
- Effective January 1, 2005, the company entered into a principal distribution agreement with Mackenzie Financial Corporation covering the distribution of the Quadrus Group of Funds.

OPERATING RESULTS

NET INCOME

IN QUARTER – Net income attributable to common shareholders for the three months ended June 30, 2005 was $136 million, which was $19 million more than the second quarter of 2004. The growth reflects strong fee income growth, increased investment gains, and expense gains.

Net income attributable to participating policyholders was $22 million, $18 million more than the second quarter of 2004, due largely to stronger investment market gains.

SIX MONTHS – Net income attributable to common shareholders for the six months ended June 30, 2005 was $261 million, which was $34 million more than the comparative period in 2004. The growth reflects strong fee income growth, increased investment gains, and expense gains.

For the six months ended June 30, 2005, net income attributable to participating policyholders was $43 million, $27 million more than at June 30, 2004, due largely to more favourable investment market gains and mortality.

PREMIUMS AND DEPOSITS AND SALES

Individual Insurance & Investment Products – Divisional Summary

	Three months ended June 30			Six months ended June 30		
	2005	2004	% change	**2005**	2004	% change
Premiums and deposits						
Business/Product						
Life Insurance – Participating	**459**	447	3	**885**	870	2
– Non-participating	**120**	114	5	**233**	223	4
Living Benefits	**58**	53	9	**114**	105	9
Individual Retirement & Investment Services						
Risk-based products	**115**	48	140	**206**	132	56
Segregated funds	**600**	493	22	**1,397**	1,223	14
Group Retirement Services						
Risk-based products	**176**	316	(44)	**340**	907	(63)
Segregated funds	**676**	905	(25)	**1,376**	2,871	(52)
Total premiums and deposits	**2,204**	2,376	(7)	**4,551**	6,331	(28)
Sales						
Business/Product						
Life Insurance – Participating	**20**	19	5	**40**	36	11
– Non-participating	**22**	19	16	**40**	37	8
Living Benefits	**11**	11	–	**23**	20	15
Individual Retirement & Investment Services						
Risk-based products	**206**	144	43	**426**	344	24
Segregated funds	**702**	584	20	**1,643**	1,443	14
Securities[1]	**169**	98	72	**369**	233	58
Group Retirement Services						
Risk-based products	**95**	29	228	**122**	54	126
Segregated funds	**197**	166	19	**340**	396	(14)
Securities[1]	**103**	62	66	**184**	156	18
Total sales	**1,525**	1,132	35	**3,187**	2,719	17

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

ASSETS UNDER ADMINISTRATION

Assets Under Administration

	June 30		December 31	
	2005	2004	2004	2003
Business/Product				
Individual Retirement & Investment Services				
Risk-based products	**6,052**	6,260	6,129	6,418
Segregated funds	**16,837**	14,898	15,759	14,131
Group Retirement Services				
Risk-based products	**5,815**	5,818	5,825	5,254
Segregated funds	**19,443**	17,614	18,699	15,209
Total assets under administration	**48,147**	44,590	46,412	41,012
Other plan assets(1)				
Business/Product				
Individual Retirement & Investment Services	**2,541**	1,871	2,174	1,614
Group Retirement Services	**6,604**	5,873	6,986	8,813
Total assets under administration and other plan assets				
Individual Retirement & Investment Services(1)	**25,430**	23,029	24,062	22,163
Group Retirement Services(1)	**31,862**	29,305	31,510	29,276

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

Individual Life

IN QUARTER – Individual Life insurance product sales of $42 million during the second quarter of 2005 were 11% higher than the second quarter of 2004. The major factor in this is a 52% increase in universal life product sales as recent product and marketing initiatives began to have an impact in the market. Strong growth is evident across the organization as all channels enjoyed sales increases over 2004 levels in excess of 40%. Participating product sales continued to be driven by strong results in the large-case market and overall are up 5% over the second quarter of 2004. Term sales are unchanged from 2004 in a very price-competitive market.

Premiums and deposits on individual life insurance products increased $18 million from the second quarter of 2004 to $579 million in the second quarter of 2005, as the company continued to benefit from strong persistency results.

SIX MONTHS – Individual Life insurance product sales of $80 million for the six months ended June 30, 2005 were 10% higher than the comparative period in 2004. This is led by a 25% increase in universal life product sales as recent product and marketing initiatives have produced double digit sales increases in all distribution channels. Participating product sales are up 11% over 2004, reflecting strong results in the large-case market, while term sales are unchanged from 2004 levels in a very price-competitive market.

Premiums and deposits on individual life insurance products increased $25 million from the six months ended June 30, 2004 to $1,118 million in the six months ended June 30, 2005, as the company continued to benefit from strong persistency results.

Living Benefits

IN QUARTER – Total Living Benefits premiums were $58 million, 9% higher than the second quarter of 2004, reflecting high sales levels in recent quarters and strong persistency.

Total Living Benefits sales were $11 million, comparable to the second quarter of 2004. Sales of critical illness products were $5 million, 25% higher than the second quarter of 2004. Sales of disability insurance products were $6 million, 14% lower than the second quarter of 2004.

SIX MONTHS – Total Living Benefits premiums were $114 million, 9% higher than the period ended June 30, 2004, reflecting high sales levels in recent quarters and strong persistency.

Total Living Benefits sales were $23 million, 15% higher than the comparative period in 2004. Sales of critical illness products were $12 million, 50% higher than the period ended June 30, 2004. Sales of disability insurance products were $11 million, 8% lower than the six months ended June 30, 2004.

Premium rates were increased in the fourth quarter of 2004 in response to reinsurer rate increases in the Canadian Critical Illness insurance market, in conjunction with critical illness product enhancements introduced for both the Great-West and Canada Life brands. The sales backlog in connection with a series of less expensive critical illness products continued to be processed and recorded as sales in the first half of 2005. Sales of critical illness products are expected to return closer to historical levels for the remainder of the year as the processing of the backlog has been completed.

Individual Retirement & Investment Services (IRIS)

IN QUARTER – IRIS experienced a strong second quarter highlighted by the 20% increase in segregated fund sales over 2004 due to a continuing strong Canadian investment market and expanded marketing efforts and sales support at Canada Life. Segregated fund assets increased by 3% to $16.8 billion at June 30, 2005, an increase of $1.1 billion over December 31, 2004.

Sales of risk-based products increased 43% over the second quarter of 2004 and premiums increased 140%, continuing the recent momentum on guaranteed savings and payout annuity products. Improved yield on supporting investments has allowed the company to be more competitive on pricing.

Mutual fund assets distributed by Quadrus licensed investment representatives increased by 36% over June 30, 2004. Sales of mutual funds through Quadrus increased 72% over the same quarter in 2004. Assets in the Quadrus Group of Funds grew to over $1.1 billion at June 30, 2005. Effective January 1, 2005, the company entered into a principal distribution agreement with Mackenzie Financial Corporation covering the distribution of the Quadrus Group of Funds.

SIX MONTHS – IRIS experienced a strong RRSP season highlighted by the 14% increase in segregated fund sales over 2004. This increase is partially attributable to a new order entry system introduced at Great-West, a continuing strong Canadian investment market and expanded marketing efforts and sales support at Canada Life. Segregated fund assets increased by 7% to $16.8 billion for the six months ended June 30, 2005, an increase of $1.1 billion over December 31, 2004.

The asset allocation approach and long-term growth strategy employed by the company's investment fund business limits the exposure to significant withdrawals. This, coupled with increases in sales over 2004 from all distribution channels, resulted in strong net cash flow and segregated fund asset growth in the first half of 2005 that exceeded the growth rate for the mutual fund industry.

Sales of risk-based products increased 24% over the six months ended June 30, 2004 and premium income increased 56%, continuing the momentum from late 2004 on guaranteed savings and payout annuity products. Improved product yield on supporting investments has allowed the company to be more competitive on pricing.

Mutual fund assets distributed by Quadrus licensed investment representatives increased by 17% since December 31, 2004. Sales of mutual funds through Quadrus increased 58% over the same period in 2004.

Group Retirement Services (GRS)

IN QUARTER – GRS completed conversion of the Canada Life block of business to London Life with $2.1 billion in assets converted in the second quarter. Sales and cash flow in the small- to medium-sized agent and broker market were good in the quarter, but pricing in the large-case market has reduced margins to a level at which the company has not been prepared to participate. Consequently, sales were down from 2004 levels. GRS Securities Inc. launched its new Securities product offering in the second quarter, which will enhance the overall offering in the large-case market. Premiums and deposits in 2004 included the impact of a portion of the Canada Life securities business that was converted to the insurance platform. Excluding the securities conversion activity of $449 million in 2004, premiums and deposits were up 10% over 2004, which highlights the quality of the in-force block of business. Total assets, including segregated funds, risk-based assets and securities offered through GRS Securities Inc., increased to $31.9 billion at June 30, 2005.

SIX MONTHS – GRS was focused on conversion of the Canada Life block of business to London Life in the first half of 2005, which temporarily shifted some focus away from sales efforts. Conversion was completed in May. Since January 2004, GRS has converted over $12 billion in assets to the London Life insurance platform and the Solium securities platform. GRS Securities Inc. launched its new Securities product offering in the second quarter, which will enhance the overall offering in the large-case market. Premiums and deposits in 2004 included the impact of a portion of the Canada Life securities business that was converted to the insurance platform. Excluding the securities conversion activity of $2.2 billion in 2004, premiums and deposits were up 10% over 2004, which highlights the quality of the in-force block of business. Total assets, including segregated funds, risk-based assets and securities offered through GRS Securities Inc., increased to $31.9 billion at June 30, 2005.

Europe

The European segment is broadly organized along geographically defined market segments and offers a wide range of protection and wealth management products and reinsurance. The segment is composed of two distinct business units: Insurance and Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, and Germany; and Reinsurance, which operates primarily in the United States and Europe.

The Insurance & Annuities business is conducted through Canada Life and its subsidiaries. The Reinsurance business is conducted through Canada Life, LRG, and their subsidiaries.

TRANSLATION OF FOREIGN CURRENCY

Foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period.

The company mitigates the volatility associated with the fluctuation of foreign currencies by using forward foreign currency contracts. The effect of these contracts, when utilized, has been reflected in the net effective rate. The rates used to translate foreign currency denominated items are:

Period ended	Balance Sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
United States dollar			
June 30, 2005	**$1.23**	**$1.24**	**$1.2440**
March 31, 2005	$1.21	$1.23	$1.2300
December 31, 2004	$1.20	$1.30	$1.3648
June 30, 2004	$1.34	$1.34	$1.3430
March 31, 2004	$1.31	$1.32	$1.3200
British pound			
June 30, 2005	**$2.20**	**$2.31**	**$2.3072**
March 31, 2005	$2.28	$2.32	$2.3013
December 31, 2004	$2.31	$2.38	$2.3238
June 30, 2004	$2.43	$2.44	$2.2880
March 31, 2004	$2.41	$2.42	$2.2085
Euro			
June 30, 2005	**$1.48**	**$1.59**	**$1.6104**
March 31, 2005	$1.57	$1.61	$1.6053
December 31, 2004	$1.63	$1.62	$1.6200
June 30, 2004	$1.63	$1.64	$1.6400
March 31, 2004	$1.61	$1.65	$1.6500

2005 HIGHLIGHTS

- Common shareholder net income increased $25 million, up 33% over the second quarter of 2004.
- Premiums and deposits decreased by $270 million from second quarter 2004 levels, to $2,388 million.
- Sales decreased by $353 million, down 16% from second quarter 2004.
- The company purchased a payout annuity block of business in the U.K.
- The company continues to rationalize its presence in certain international locations. In 2004, the sale of the Bahamas and Cayman Islands branch was completed and the group business in Bermuda was sold. An agreement was reached in 2004 to sell operations in Brazil, pending regulatory approval. The balance of the Bermuda business was sold effective July 31, 2005.

PURCHASE OF PAYOUT ANNUITY BLOCK IN THE UNITED KINGDOM

During the quarter, the company's United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the payout annuity business of Phoenix and London Assurance Limited, a unit of the Resolution Life Group in the United Kingdom. The block of business adds approximately 58,000 annuity policies. This represents a significant increase to Canada Life Limited's existing annuity business, and brings the company's annuity policies to a total of approximately 139,000 policies. The acquisition advances the company's strategy to capitalize on its position in core European markets and will add to Canada Life's strong position in the payout annuity market.

Under the terms of the transaction, the company will assume a block of payout annuity liabilities and receive a corresponding amount of assets. At year-end 2004, the value of the assets and liabilities was 2.18 billion British pounds (CA$5.1 billion). The actual value of the transaction will depend on the value of the liabilities at the date of closing. Effective July 1, 2005, the company reinsured the business and took over the management of the investments. Arrangements are being made to transfer the policies to the company using a court-approved arrangement, which is expected to be completed in the fourth quarter of 2005, subject to regulatory and legal approvals.

Selected Consolidated Financial Information – Europe

Three months ended June 30	**2005**	2004	% change
Premiums			
Life insurance, guaranteed annuities and insured health products	**1,623**	1,883	(14)
Segregated fund deposits			
Individual products	**764**	774	(1)
Group products	**1**	1	–
Total premiums and deposits	**2,388**	2,658	(10)
Fee and other income	**131**	104	26
Paid or credited to policyholders	**1,683**	2,005	(16)
Net income – common shareholders	**101**	76	33
Six months ended June 30			
Premiums			
Life insurance, guaranteed annuities and insured health products	**3,438**	3,185	8
Segregated fund deposits			
Individual products	**1,484**	1,640	(10)
Group products	**1**	2	(50)
Total premiums and deposits	**4,923**	4,827	2
Fee and other income	**262**	187	40
Paid or credited to policyholders	**3,624**	3,400	7
Net income – common shareholders	**202**	153	32
At June 30			
Total assets	**21,126**	21,301	(1)
Segregated fund assets	**18,269**	17,141	7
Total assets under administration	**39,395**	38,442	2

FINANCIAL INFORMATION – EUROPE

Consolidated Operations

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
Income				
Premium income	**1,623**	1,883	**3,438**	3,185
Net investment income	**252**	273	**492**	521
Fee and other income	**131**	104	**262**	187
Total income	**2,006**	2,260	**4,192**	3,893
Benefits and expenses				
Paid or credited to policyholders	**1,683**	2,005	**3,624**	3,400
Other	**191**	157	**309**	302
Amortization of finite life intangible assets	**1**	1	**2**	1
Net operating income before income taxes	**131**	97	**257**	190
Income taxes	**25**	24	**48**	38
Net income before non-controlling interests	**106**	73	**209**	152
Non-controlling interests	**5**	(3)	**7**	(1)
Net income – shareholders	**101**	76	**202**	153
Perpetual preferred share dividends	**–**	–	**–**	–
Net income – common shareholders	**101**	76	**202**	153

Net Income – Common Shareholders

	Three months ended June 30			Six months ended June 30		
	2005	2004	% change	**2005**	2004	% change
Insurance & Annuities	**80**	59	36	**158**	115	37
Reinsurance	**21**	17	24	**44**	38	16
	101	76	33	**202**	153	32

OVERVIEW

IN QUARTER

NET INCOME – Net income attributable to common shareholders increased $25 million or 33% to $101 million compared to the second quarter of 2004. Net income in the Insurance & Annuities business unit increased 36% to $80 million, reflecting strong earnings growth in the United Kingdom, Ireland and Germany. Net income in the Reinsurance business unit increased 24% to $21 million.

PREMIUMS AND DEPOSITS AND SALES – Total premiums and deposits for the quarter decreased $270 million or 10% to $2,388 million. The decrease reflects lower segregated fund premiums on savings and investment products in the Isle of Man, lower reinsurance premiums, and the impact of the stronger Canadian dollar against the British pound, euro and U.S. dollar. This was partially offset by an increase in premiums and deposits on payout annuities in the United Kingdom and pension products in Ireland and Germany.

SIX MONTHS

NET INCOME – For the six months ended June 30, 2005, net income attributable to common shareholders increased $49 million or 32% to $202 million compared to the same period in 2004. Net income in the Insurance & Annuities business unit increased 37% to $158 million, reflecting strong earnings growth in the United Kingdom, Ireland and Germany. Net income in the Reinsurance business unit increased 16% to $44 million, partially due to improved claims experience on certain property and casualty reinsurance contracts in 2005.

Improved operational efficiencies and equity market performance, partially offset by the impact of the stronger Canadian dollar against the British pound, euro and U.S. dollar also contributed to this strong performance.

PREMIUMS AND DEPOSITS AND SALES – For the six months ended June 30, 2005, total premiums and deposits increased $96 million or 2% to $4,923 million. The growth in premiums reflects an increase in premiums contributed by the Reinsurance business unit. Premiums in the Insurance & Annuities business unit decreased by $233 million, or 8%, reflecting a decrease in premiums in the Isle of Man and unfavourable currency impact, partially offset by premium growth in Ireland and Germany.

PREMIUMS AND DEPOSITS AND SALES

Premiums and Deposits

	Three months ended June 30			Six months ended June 30		
	2005	2004	% change	**2005**	2004	% change
Business/Product						
Insurance & Annuities	**1,465**	1,482	(1)	**2,801**	3,034	(8)
Reinsurance	**923**	1,176	(22)	**2,122**	1,793	18
Total premiums and deposits	**2,388**	2,658	(10)	**4,923**	4,827	2
Summary by Type						
Risk-based products	**1,623**	1,883	(14)	**3,438**	3,185	8
Segregated fund deposits	**765**	775	(1)	**1,485**	1,642	(10)
Total premiums and deposits	**2,388**	2,658	(10)	**4,923**	4,827	2

Sales

	Three months ended June 30			Six months ended June 30		
	2005	2004	% change	**2005**	2004	% change
Business/Product						
Insurance & Annuities	**1,001**	1,095	(9)	**1,963**	2,133	(8)
Reinsurance	**852**	1,111	(23)	**1,988**	1,676	19
Total sales	**1,853**	2,206	(16)	**3,951**	3,809	4

NET INVESTMENT INCOME

Net Investment Income

	Three months ended June 30			Six months ended June 30		
	2005	2004	% change	**2005**	2004	% change
Investment income earned	**213**	254	(16)	**428**	481	(11)
Amortization of gains and losses	**42**	23	83	**71**	47	51
Provision for credit losses	**–**	–		**–**	–	
Gross investment income	**255**	277	(8)	**499**	528	(5)
Less: investment expenses	**3**	4	(25)	**7**	7	–
Net investment income	**252**	273	(8)	**492**	521	(6)

Net investment income for the three months ended June 30, 2005 decreased $21 million from the same period last year primarily as a result of the commutation of certain reinsurance contracts in the past twelve months, partially offset by the growth in U.K. payout annuities.

For the six months ended June 30, 2005, net investment income decreased $29 million from the same period last year for the same reasons as the three-month period above.

FEE INCOME

In addition to providing traditional risk-based insurance products, the company also provides certain products on a fee for service basis. The most significant of these products are segregated funds, for which the company earns investment management and other fees.

Fee Income

	Three months ended June 30			Six months ended June 30		
	2005	2004	% change	**2005**	2004	% change
Segregated funds and other fees	**131**	104	26	**262**	187	40

In the United Kingdom, fee income was $54 million, Ireland and Germany was $76 million, and Reinsurance was $1 million for the three months ended June 30, 2005. The solid performance reflects the strong growth of segregated fund business in Ireland and Germany.

For the six months ended June 30, 2005, fee income in the United Kingdom was $108 million, Ireland and Germany was $152 million, and Reinsurance was $2 million. Ireland and Germany have benefited from improved equity market performance. The average ISEQ index level (Ireland) is up 20% and the average DAX index level (Germany) is up 9% for the six-month period ending June 30, 2005 over the same period in 2004.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (segregated funds).

In aggregate, $3.6 billion was paid or credited to policyholders in the six months ended June 30, 2005, compared with $3.4 billion a year ago. The results primarily reflect strong business growth in the Europe segment and commutations of certain reinsurance contracts in LRG.

INCOME TAX

Income taxes for the three-month and six-month periods ended June 30, 2005 were $25 million and $48 million, respectively, compared with $24 million and $38 million for 2004. Income taxes in 2005 were higher due to increased pre-tax income in 2005.

OTHER

Included in other benefits and expenses are operating expenses, commissions, as well as premium taxes.

Other

	Three months ended June 30			Six months ended June 30		
	2005	2004	% change	**2005**	2004	% change
Total expenses	**87**	92		**172**	178	
Less: investment expenses	**3**	4		**7**	7	
Operating expenses	**84**	88	(5)	**165**	171	(4)
Commissions	**102**	62	65	**135**	126	7
Premium taxes	**5**	7	(29)	**9**	5	80
Total	**191**	157	22	**309**	302	2

For the three months ended June 30, 2005, operating expenses decreased $4 million when compared to the same period in 2004, primarily reflecting synergies achieved in Europe. The increase in commissions includes $7 million of net commission payments paid to the Canada segment, primarily in connection with the reinsurance of acquisition costs associated with certain policies issued in Germany. Commission expense in the Canada segment is reduced by a corresponding amount.

For the six months ended June 30, 2005, operating expenses decreased $6 million when compared to the same period in 2004, primarily reflecting synergies achieved in Europe. The increase in commissions includes $50 million of net commission payments received from the Canada segment, primarily in connection with the reinsurance of acquisition costs associated with certain policies issued in Germany. Commission expense in the Canada segment is increased by a corresponding amount.

BUSINESS UNITS – EUROPE

INSURANCE AND ANNUITIES

NET INCOME

IN QUARTER – Net income attributable to common shareholders increased $21 million, or 36% to $80 million compared to the second quarter of 2004. Earnings growth primarily reflects strong sales of payout annuities in the U.K., higher sales offset by weaker mortality experience in Ireland, and growth in the block of business due to a business surge in 2004 in Germany.

SIX MONTHS – Net income attributable to common shareholders increased $43 million, or 37% to $158 million compared to the six months ended June 30, 2004, driven by growth in the U.K., Ireland and Germany. In the United Kingdom, strong sales in payout annuities and better experience in group insurance led to favourable results. In Ireland, earnings growth was primarily due to higher sales and stronger investment gains resulting in lower reserve positions in connection with investment fund guarantees, partially offset by weaker mortality experience. In Germany, higher net income was primarily driven by growth in the block of business resulting from the surge in business in 2004, partially offset by asset write-downs.

Improved operational efficiencies and equity market performance, partially offset by the impact of the stronger Canadian dollar against the British pound and euro, also contributed to this strong performance.

PREMIUMS AND DEPOSITS AND SALES

IN QUARTER – Premiums and deposits decreased $17 million, or 1%. The decrease reflects lower segregated fund premiums on savings and investment products in the Isle of Man, partially offset by an increase in premiums and deposits on payout annuities in the United Kingdom and pension products in Ireland and Germany.

Sales decreased by $94 million, or 9% compared to the second quarter of 2004. Strong sales growth in payout annuity products in the United Kingdom and pension products in Ireland were offset by weaker sales in Germany and a decrease in sales of savings and investment products in the Isle of Man. The decrease in Germany reflects a weakening in market demand following the surge in business in 2004 caused by changes to the taxation of pension products. The year-over-year decrease in the Isle of Man sales performance reflects higher institutional sales in 2004. Sales of this product tend to be larger and less uniform, resulting in volatility in sales trends.

SIX MONTHS – Premiums and deposits decreased $233 million, or 8% for the six months ended June 30, 2005. The decrease reflects lower segregated fund premiums on savings and investment products in the Isle of Man, partially offset by an increase in premiums and deposits on payout annuities in the United Kingdom and pension products in Germany.

Sales decreased by $170 million, or 8% compared to the six months ended June 30, 2004. Strong sales growth in payout annuity products in the United Kingdom and pension products in both Ireland and Germany were offset by a decrease in sales of savings and investment products in the Isle of Man. The decrease in sales of savings and investment products resulted from a distribution reorganization which was completed in the first quarter of 2005, as well as a surge in 2004 sales of estate preservation products due to proposed changes in the tax regulation in 2004. As well, the year-over-year decrease also reflects higher institutional sales in 2004. Sales of this product tend to be larger and less uniform, resulting in volatility in sales trends.

The year-over-year change in premiums and deposits and sales was negatively affected by the strengthening of the Canadian dollar against the British pound, euro and U.S. dollar. The average translation rate for the British pound was $2.31 ($2.44 in 2004) and the euro was $1.59 ($1.64 in 2004).

REINSURANCE

NET INCOME

IN QUARTER – Net income for the Reinsurance business unit was $21 million, an increase of $4 million, or 24% over the second quarter of 2004. The increase was primarily due to improved claims experience on certain property and casualty reinsurance contracts in LRG in 2005. The favourable results in LRG were partially offset by poor mortality experience in the life reinsurance business of Canada Life.

London Life and General Reinsurance Company Limited, a subsidiary of LRG, entered into a reinsurance agreement to provide guarantee risk protection to Canada Life Assurance (Ireland) Ltd., a subsidiary of Canada Life. The transaction resulted in a decrease in actuarial liabilities of $41 million.

In addition, LRG increased its provision for adverse development by $41 million in the quarter.

SIX MONTHS – Net income for the Reinsurance business unit was $44 million, an increase of $6 million, or 16% over the six months ended June 30, 2004. The increase was primarily due to improved claims experience on certain property and casualty reinsurance contracts in 2005.

The year-over-year strengthening of the Canadian dollar against the U.S. dollar had an adverse effect on results. The average translation rate for the U.S. dollar was $1.24 vs. $1.34 in 2004.

PREMIUMS AND DEPOSITS AND SALES

IN QUARTER – Premiums and deposits for the Reinsurance business unit were $923 million, a decrease of $253 million or 22% from the second quarter of 2004. This primarily reflects the commutation of certain reinsurance contracts.

Sales were $852 million, a decrease of $259 million or 23% from the same period in 2004.

SIX MONTHS – Premiums and deposits for the Reinsurance business unit were $2,122 million, an increase of $329 million or 18% over the six months ended June 30, 2004. This primarily reflects the commutation and renegotiation of certain reinsurance contracts by LRG.

Sales were $1,988 million, an increase of $312 million or 19% over the same period in 2004.

The year-over-year strengthening of the Canadian dollar against the U.S. dollar had an adverse effect on results.

United States

The United States operating results for Lifeco include the net operating income of GWL&A, and the consolidated United States operations of Great-West, together with an allocation of a portion of Lifeco's corporate results.

2005 HIGHLIGHTS

- Net income in U.S. dollars increased 11% over the first six months of 2004.
- Effective January 1, 2005, the company consolidated its entire block of pharmacy business to one Pharmacy Benefit Manager (PBM). This change has enhanced pharmacy management and resulted in a reduction in the company's drug cost trend.
- Healthcare morbidity and administrative fees remained strong, however, sales premium decreased 35% and 53% for the three and six months ended June 30, 2005, respectively, due primarily to a decline in number of cases sold combined with lower average membership per case.
- Financial Services has begun the process of integrating EMJAY Retirement Plan Services into core operations.
- Financial Services sales have increased 11% and 6% for the three and six months ended June 30, 2005, respectively, due primarily to increased business-owned life insurance (BOLI) sales and higher single premium contributions.

Selected Consolidated Financial Information – United States

Three months ended June 30	**2005**	2004	% change
Premiums			
Life insurance, guaranteed annuities and insured health products	**572**	460	24
Self-funded premium equivalents (ASO contracts)	**1,443**	1,578	(9)
Segregated fund deposits			
Individual products	**47**	53	(11)
Group products	**645**	567	14
Total premiums and deposits	**2,707**	2,658	2
Fee and other income	**296**	314	(6)
Paid or credited to policyholders	**732**	641	14
Net income – common shareholders	**150**	154	(3)
Six months ended June 30			
Premiums			
Life insurance, guaranteed annuities and insured health products	**1,776**(1)	691	157
Self-funded premium equivalents (ASO contracts)	**2,859**	3,116	(8)
Segregated fund deposits			
Individual products	**102**	115	(11)
Group products	**1,173**	1,213	(3)
Total premiums and deposits	**5,910**	5,135	15
Fee and other income	**590**	592	0
Paid or credited to policyholders	**2,088**	999	109
Net income – common shareholders	**294**	313	(6)
At June 30			
Total assets	**29,045**	30,695	(5)
Segregated fund assets	**17,329**(1)	17,547	(1)
Total assets under administration	**46,374**	48,242	(4)

(1) The company's segregated funds offer mutual funds or other investment options that purchase guaranteed annuity contracts issued by the company. As of June 30, 2005, such investments had been made in the guaranteed interest annuity contracts in the amount of $414 million. As the general account investment contracts are also included in the segregated fund account balances, the company has reduced the segregated fund account balances by $383 million to avoid overstatement of customer account values under management.

FINANCIAL INFORMATION – UNITED STATES

Consolidated Operations

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
Income				
Premium income	**572**	460	**1,776**	691
Net investment income	**385**	432	**756**	867
Fee and other income	**296**	314	**590**	592
Total income	**1,253**	1,206	**3,122**	2,150
Benefits and expenses				
Paid or credited to policyholders	**732**	641	**2,088**	999
Other	**308**	331	**612**	670
Net operating income before income taxes	**213**	234	**422**	481
Income taxes	**61**	78	**125**	161
Net income before non-controlling interests	**152**	156	**297**	320
Non-controlling interests	**2**	2	**3**	7
Net income – shareholders	**150**	154	**294**	313
Perpetual preferred share dividends	**–**	–	**–**	–
Net income – common shareholders	**150**	154	**294**	313

Net Income – Common Shareholders

	Three months ended June 30			Six months ended June 30		
	2005	2004	% change	**2005**	2004	% change
Healthcare	**56**	60	(7)	**115**	130	(12)
Financial Services	**89**	93	(4)	**172**	182	(5)
Corporate	**5**	1	–	**7**	1	–
	150	154	(3)	**294**	313	(6)
In millions US$	**109**	97	12	**219**	198	11

OVERVIEW

IN QUARTER

NET INCOME – Consolidated net income of the United States segment for the three months ended June 30, 2005 was $150 million, compared with $154 million for the same period in 2004. The decrease was primarily related to the change in the net effective currency rate as net income increased 12% in U.S. dollars.

Healthcare net income increased 8% in U.S. dollars due to increased fee revenue and improved morbidity. Financial Services net income increased 13% in U.S. dollars due to improved investment margins and improved mortality.

In addition to the contribution to earnings from Healthcare and Financial Services, Corporate contributed $5 million relating to income tax benefits in 2005.

PREMIUMS AND DEPOSITS AND SALES

Premiums and Deposits

	Three months ended June 30			Six months ended June 30		
	2005	2004	% change	**2005**	2004	% change
Business/Product						
Healthcare	**1,629**	1,687	(3)	**3,275**	3,057	7
Financial Services	**1,078**	971	11	**2,635**	2,078	27
Total premiums and deposits	**2,707**	2,658	2	**5,910**	5,135	15
Summary by Type						
Risk-based products	**572**	460	24	**1,776**	691	157
ASO contracts	**1,443**	1,578	(9)	**2,859**	3,116	(8)
Segregated fund deposits	**692**	620	12	**1,275**	1,328	(4)
Total premiums and deposits	**2,707**	2,658	2	**5,910**	5,135	15
Total premiums and deposits US$	**2,162**	1,956	11	**4,766**	3,833	24

Sales

	Three months ended June 30			Six months ended June 30		
	2005	2004	% change	**2005**	2004	% change
Business/Product						
Healthcare	**136**	208	(35)	**471**	1,011	(53)
Financial Services	**377**	341	11	**836**	785	6
Total sales	**513**	549	(7)	**1,307**	1,796	(27)
Total sales US$	**408**	395	3	**1,053**	1,340	(21)

PREMIUMS AND DEPOSITS – Consolidated premiums and deposits of the United States segment for the three months ended June 30, 2005 increased $49 million or 2% over the same period in 2004 and totalled $2,707 million. The increase is attributable to higher Public/Non-Profit (P/NP) and 401(k) revenue in the Financial Services business unit.

SALES – Consolidated sales of the United States segment for the three months ended June 30, 2005 were $513 million compared with $549 million in 2004. The $36 million overall decrease reflects a decline in Healthcare sales partially offset by an increase in Financial Services sales.

The drivers behind the changes in premiums and deposits and sales are discussed in more detail in the analysis of business unit results.

SIX MONTHS

NET INCOME – Consolidated net income of the United States segment for the six months ended June 30, 2005 was $294 million, compared with $313 million for the same period in 2004. However, the decrease was primarily related to the change in the net effective currency rate as net income increased 11% in U.S. dollars.

Healthcare net income increased 5% in U.S. dollars due to increased pharmacy benefit management revenue and improved aggregate morbidity. Financial Services net income increased 12% in U.S. dollars due to improved investment margins and improved mortality.

In addition to the contribution to earnings from Healthcare and Financial Services, Corporate contributed $7 million relating to income tax benefits in 2005.

PREMIUMS AND DEPOSITS – Consolidated premiums and deposits of the United States segment for the six months ended June 30, 2005 increased $775 million or 15% over the same period in 2004 and totalled $5,910 million. The increase is attributable to higher P/NP and 401(k) revenue in the Financial Services business unit and a $555 million reduction in premiums ceded in 2005 compared to 2004 in the Healthcare business unit.

SALES – Consolidated sales of the United States segment for the six months ended June 30, 2005 were $1,307 million compared with $1,796 million in 2004. The $489 million overall decrease is primarily related to Healthcare, reflecting a decline in the number of cases sold combined with lower average membership per case.

The drivers behind the changes in premiums and deposits and sales are discussed in more detail in the analysis of business unit results.

NET INVESTMENT INCOME

Net Investment Income

	Three months ended June 30			Six months ended June 30		
	2005	2004	% change	**2005**	2004	% change
Investment income earned	**365**	409	(11)	**715**	821	(13)
Amortization of gains and losses	**18**	23	(22)	**35**	47	(26)
Provision for credit losses	**7**	5	40	**16**	8	100
Gross investment income	**390**	437	(11)	**766**	876	(13)
Less: investment expenses	**5**	5	–	**10**	9	11
Net investment income	**385**	432	(11)	**756**	867	(13)

Net investment income for the three months ended June 30, 2005 decreased by $47 million or 11% compared to the previous year. The decrease was primarily due to the strengthening of the Canadian dollar. The investment portfolio also experienced a small decrease in the overall yield due to the change in prevailing interest rates.

For the six months ended June 30, 2005, net investment income decreased by $111 million or 13% compared to the previous year, primarily due to the reasons discussed above.

FEE INCOME

Fee income is derived from the management of segregated fund assets, the administration of group health ASO business, and third-party administration fees.

Fee Income

	Three months ended June 30			Six months ended June 30		
	2005	2004	% change	**2005**	2004	% change
Segregated funds	**55**	59	(7)	**110**	115	(4)
ASO contracts	**203**	221	(8)	**406**	412	(1)
Other	**38**	34	12	**74**	65	14
	296	314	(6)	**590**	592	–

Fee income for the three months ended June 30, 2005 decreased 6% compared to 2004 as overall fee growth in all categories was offset by the impact of the strengthening Canadian dollar.

For the six months ended June 30, 2005, fee income remained relatively flat compared with the same period in 2004. The segregated fund fee income decreased due to the change in currency translation rates when compared to the same period in the prior year. In U.S. dollars, the ASO administrative fees were up 7% due to an increase in pharmacy benefit management revenue and the other category increased 24% related to Financial Services administrative fees.

PAID OR CREDITED TO POLICYHOLDERS

Amounts paid or credited to policyholders include changes in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payments for fee-based products such as ASO contracts and segregated funds.

For the three months ended June 30, 2005, amounts paid or credited to policyholders were $732 million. This result was after a $78 million ($151 million in 2004) reduction relating to the reinsurance of group health business to a third party. Excluding the impact of the reinsurance transactions, amounts paid or credited to policyholders increased by 2% from $792 million at June 30, 2004 to $810 million, primarily from an increase in maturities and surrenders in Financial Services.

For the six months ended June 30, 2005, amounts paid or credited to policyholders were $2,088 million. This result was after a $155 million ($710 million in 2004) reduction relating to the reinsurance of group health business to a third party. Excluding the impact of the reinsurance transactions, amounts paid or credited to policyholders increased by 31% from $1,709 million at June 30, 2004 to $2,243 million, primarily from an increase in policy reserves in Retirement Services related to increased guaranteed premium.

OTHER

Included in other benefits and expenses are operating expenses, commissions, as well as premium taxes.

Other

	Three months ended June 30			Six months ended June 30		
	2005	2004	% change	**2005**	2004	% change
Total expenses	**237**	255	(7)	**475**	509	(7)
Less: investment expenses	**5**	5	–	**10**	9	11
Operating expenses	**232**	250	(7)	**465**	500	(7)
Commissions	**59**	66	(11)	**114**	139	(18)
Financing charges	**3**	5	(40)	**7**	9	(22)
Premium taxes	**14**	10	40	**26**	22	18
Total	**308**	331	(7)	**612**	670	(9)

For the three months ended June 30, 2005, operating expenses, commission payments, financing charges and premium tax payments decreased 7% to $308 million, primarily due to a combination of the strengthening of the Canadian dollar offset by an increase in premium taxes related to state Healthcare assessments.

For the six months ended June 30, 2005, operating expenses, commission payments, financing charges and premium tax payments decreased 9% to $612 million, primarily due to a combination of the strengthening of the Canadian dollar and lower commissions in Healthcare as a result of a decrease in sales.

BUSINESS UNITS – UNITED STATES

HEALTHCARE

NET INCOME

IN QUARTER – In quarter earnings in the Healthcare business unit totalled $56 million, which is a 7% decrease compared to the same period in 2004. The decrease was primarily due to the impact of the stronger Canadian dollar. This decrease was partially offset by improved aggregate morbidity results and increased pharmacy benefit management revenue.

SIX MONTHS – Earnings in the Healthcare business unit for the six months ended June 30, 2005 totalled $115 million, which is a 12% decrease compared to the same period in 2004. The decrease was primarily due to the impact of the stronger Canadian dollar. This decrease was partially offset by an improvement in aggregate morbidity results and increased pharmacy benefit management revenue.

PREMIUMS AND DEPOSITS AND SALES

Healthcare – Divisional Summary

	Three months ended June 30			Six months ended June 30		
	2005	2004	% change	**2005**	2004	% change
Premiums and deposits						
Business/Product						
Group life and health – guaranteed	**186**	109	71	**416**	(59)	--
– ASO	**1,443**	1,578	(9)	**2,859**	3,116	(8)
Net premiums	**1,629**	1,687	(3)	**3,275**	3,057	7
Sales						
Business/Product						
Group life and health	**136**	208	(35)	**471**	1,011	(53)

Healthcare – Members

(in thousands)	Change for the three months ended June 30 **2005**	2004	**2005**	Total at June 30 2004	% change
Select and mid-market	**(17)**	31	**1,266**	1,326	(5)
National and specialty risk	**(5)**	3	**626**	588	6
Total	**(22)**	34	**1,892**	1,914	(1)

IN QUARTER – Healthcare premiums and deposits for the second quarter of 2005 decreased 3% to $1,629 million net of $78 million of premiums ceded in 2005 and $151 million in 2004 to third-party reinsurers. In 2004, this includes the reduction in premiums and deposits by $6 million as a result of ceding 100% of CLFC's U.S. branch group life and health business to Jefferson-Pilot Corporation. The company reduced the amount of medical stop-loss business it ceded to a third party to $78 million in 2005 from $145 million in 2004.

Excluding the impact of reinsurance activity and currency, premium revenue increased 1% compared with the same period last year, primarily due to improved renewal pricing. Membership at June 30, 2005 of 1.892 million members decreased 1% from 1.914 million members at March 31, 2005, and is down 129,000 members from December 31, 2004 due to January terminations combined with lower than expected sales.

Healthcare sales premium decreased 35% to $136 million for the three months ended June 30, 2005 from the same period last year. The decrease was due primarily to lower than expected sales, predominantly in the select market.

SIX MONTHS – Healthcare premiums and deposits for the six months ended June 30, 2005 increased 7% to $3,275 million, net of $155 million of premiums ceded in 2005 and $710 million in 2004 to third-party reinsurers. In 2004, this included the reduction in premiums and deposits by $429 million as a result of ceding 100% of CLFC's U.S. branch group life and health business to Jefferson-Pilot Corporation. The company reduced the amount of medical stop-loss business it ceded to a third party to $155 million in 2005 from $281 million in 2004.

Excluding the impact of reinsurance activity and currency, premium revenue is consistent compared to same period last year. Membership at June 30, 2005 of 1.892 million members decreased 1% from 1.914 million members at June 30, 2004, and is down 129,000 members from December 31, 2004 due to January terminations combined with lower than expected sales in all U.S. markets.

For the six months ended June 30, 2005, Healthcare sales premium decreased 53% to $471 million from the same period last year. The decrease was due primarily to a decline in number of cases sold combined with lower average membership per case in all U.S. markets.

FINANCIAL SERVICES

NET INCOME

IN QUARTER – Earnings for the second quarter of 2005 were $89 million, a decrease of $4 million or 4% compared to the same period in 2004. The decrease is primarily attributable to the currency translation rates. In U.S. dollars, earnings for the second quarter of 2005 increased 13% due to improvements in the Individual Markets area, where both mortality and investment margins have improved.

SIX MONTHS – Earnings for the six months ended June 30, 2005 were $172 million, a decrease of $10 million or 5% compared to the same period in 2004. The decrease is primarily attributable to the currency translation rates. In U.S. dollars, earnings for this period increased 12% due to improvements in the Individual Markets area, where both mortality and investment margins have improved.

PREMIUMS AND DEPOSITS AND SALES

Financial Services – Divisional Summary

	Three months ended June 30			Six months ended June 30		
	2005	2004	% change	**2005**	2004	% change
Premiums and deposits						
Business/Product						
Individual Markets	**214**	223	(4)	**429**	492	(13)
Retirement Services	**864**	748	16	**2,206**	1,586	39
Net premiums	**1,078**	971	11	**2,635**	2,078	27
Sales						
Business/Product						
Individual Markets	**56**	57	(2)	**103**	112	(8)
Retirement Services	**321**	284	13	**733**	673	9
Total sales	**377**	341	11	**836**	785	6

Financial Services – Participant Accounts

(in thousands)	Change for the three months ended June 30 2005	2004	Total at June 30 2005	2004	% change
Individual Markets	**(2)**	5	**460**	463	(1)
Public/Non-Profit	**21**	13	**1,474**	1,396	6
FASCorp	**27**	17	**707**	502	41
401(k)	**(20)**	(17)	**491**	479	3
Retirement Services	**28**	13	**2,672**	2,377	12
Total	**26**	18	**3,132**	2,840	10

IN QUARTER – For the second quarter 2005, premiums and deposits increased $107 million or 11% to $1,078 million, which is primarily attributable to Retirement Services.

Sales in the second quarter of 2005 increased in the Retirement Services area due to several large single premiums received in 2005.

The company added more participant accounts in the second quarter 2005 compared to the second quarter of 2004 due primarily to the increase of record-keeping participants in FASCorp. The FASCorp line of business is experiencing positive growth from a number of its institutional relationships.

SIX MONTHS – Premiums and deposits for the six months ended June 30, 2005 increased $557 million or 27% to $2,635 million, which is primarily attributable to Retirement Services.

The company's segregated funds offer mutual funds or other investment options that purchase guaranteed interest annuity contracts. These guaranteed interest annuity contracts totalled $414 million for the six months ended June 30, 2005 and are included above as premium. As the general account investment contracts are also included in the segregated fund account balances, the company has reduced the segregated fund account balances by $383 million to avoid overstatement of customer account values under management.

Sales for the six months ended June 30, 2005 increased due to increased single premiums in the Retirement Services in 2005.

At June 30, 2005, participant accounts increased 10% compared to June 30, 2004 due primarily to the increase of record-keeping participants in FASCorp and the acquisition of EMJAY RPS.

Financial Services – Retirement Services Customer Account Values

	Change for the three months ended June 30 2005	2004	Total at June 30 2005	2004	% change
General account – fixed options					
Public/Non-profit	**17**	5	**3,795**	3,696	3
401(k)	**17**	138	**1,078**	826	31
	34	143	**4,873**	4,522	8
Segregated funds – variable options					
Public/Non-profit	**86**	(7)	**5,478**	5,168	6
401(k)	**110**	(160)	**6,207**	5,997	4
	196	(167)	**11,685**	11,165	5
Unaffiliated retail investment options & administrative services only					
Public/Non-profit	**1,254**	561	**31,324**	27,397	14
401(k)	**151**	(35)	**5,157**	3,070	68
Institutional (FASCorp)	**452**	388	**16,242**	9,968	63
	1,857	914	**52,723**	40,435	30

Lifeco Corporate – Operating Results

The Lifeco Corporate segment includes operating results for activities of Lifeco that are not associated with the major business units of the company.

FINANCIAL INFORMATION – LIFECO CORPORATE

Consolidated Operations

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
Income				
Premium income	**–**	–	**–**	–
Net investment income	**(3)**	–	**(6)**	–
Fee and other income	**–**	–	**–**	–
Total income	**(3)**	–	**(6)**	–
Benefits and expenses				
Paid or credited to policyholders	**–**	–	**–**	–
Other	**1**	2	**2**	2
Restructuring costs	**11**	9	**18**	18
Amortization of finite life intangible assets	**–**	–	**–**	–
Net operating income before income taxes	**(15)**	(11)	**(26)**	(20)
Income taxes	**2**	(1)	**3**	(3)
Net income before non-controlling interests	**(17)**	(10)	**(29)**	(17)
Non-controlling interests	**–**	–	**–**	–
Net income	**(17)**	(10)	**(29)**	(17)
Perpetual preferred share dividends	**–**	–	**–**	–
Net income – common shareholders	**(17)**	(10)	**(29)**	(17)

Corporate net earnings for Lifeco attributable to common shareholders for the six months ended June 30, 2005 were a charge of $29 million compared with a charge of $17 million in 2004, composed of the following after-tax charges: restructuring costs incurred in 2005 related to the CLFC acquisition of $13 million ($13 million in 2004), $10 million of U.S. withholding tax ($3 million in 2004) incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, and $6 million of operating expense ($1 million in 2004) incurred at the Lifeco level. For the three-month period ended June 30, 2005, restructuring costs were $9 million, withholding tax of $4 million, and operating expense of $4 million, compared with $6 million of restructuring costs, $3 million of withholding tax, and $1 million of operating expense for the three-month period of 2004.

CONSOLIDATED FINANCIAL POSITION

Consolidated Total Assets

	June 30, 2005			
	Canada	**Europe**	**United States**	**Total**
Assets				
Invested assets	**41,623**	**16,704**	**27,802**	**86,129**
Goodwill and intangible assets	**4,997**	**1,759**	**56**	**6,812**
Other assets	**1,463**	**2,663**	**1,187**	**5,313**
Total assets	**48,083**	**21,126**	**29,045**	**98,254**

	December 31, 2004			
	Canada	Europe	United States	Total
Assets				
Invested assets	40,902	16,494	26,140	83,536
Goodwill and intangible assets	5,003	1,778	55	6,836
Other assets	1,359	2,842	1,278	5,479
Total assets	47,264	21,114	27,473	95,851

ASSETS

Assets Under Administration

	June 30, 2005	December 31, 2004
Invested assets	**86,129**	83,536
Goodwill and intangible assets	**6,812**	6,836
Other general fund assets	**5,313**	5,479
Total assets	**98,254**	95,851
Segregated fund assets	**71,878**	69,033
Total assets under administration	**170,132**	164,884

TOTAL ASSETS UNDER ADMINISTRATION

Total assets under administration at June 30, 2005 were $170.1 billion, an increase of $5.2 billion from December 31, 2004. General fund assets increased by $2.4 billion and segregated fund assets increased by $2.8 billion compared to December 31, 2004.

INVESTED ASSETS

Lifeco manages its general fund assets to support the cash flow, liquidity and profitability requirements of the company's insurance and investment products. The company follows prudent and conservative investment policies, so that assets are not unduly exposed to concentration, credit or market risks. The company implements strategies within the overall framework of the company's policies, reviewing and adjusting them on an ongoing basis in light of liability cash flows and capital market conditions. The majority of investments of the general fund are in medium-term and long-term fixed-income investments, primarily bonds and mortgages, reflecting the characteristics of the company's liabilities.

Invested assets at June 30, 2005 were $86.1 billion, an increase of $2.6 billion from December 31, 2004. The distribution of assets has not changed materially and remains heavily weighted to bonds and mortgages.

Asset Distribution

	June 30, 2005		December 31, 2004	
Government bonds	**20,736**	**24%**	21,094	25%
Corporate bonds	**35,710**	**42**	33,866	41
Mortgages	**14,659**	**17**	14,554	17
Stocks	**3,635**	**4**	3,405	4
Real estate	**1,785**	**2**	1,646	2
Sub-total portfolio investments	**76,525**		74,565	
Cash & certificates of deposit	**2,826**	**3**	2,472	3
Policy loans	**6,778**	**8**	6,499	8
Total invested assets	**86,129**	**100%**	83,536	100%

BOND PORTFOLIO

The total bond portfolio increased to $56.4 billion or 66% of invested assets at June 30, 2005, from $55.0 billion or 66% at December 31, 2004. Federal, provincial and other government securities represented 37% of the bond portfolio, compared with 38% in 2004. The overall quality of the bond portfolio remained high, with 98% of the portfolio rated investment grade and 84% rated A or higher. The excess of fair value over carrying value at June 30, 2005 was $3,836 million ($2,052 million at December 31, 2004).

Bond Portfolio Quality(1)

	June 30, 2005		December 31, 2004	
Estimated rating				
AAA	**25,257**	**46%**	24,136	46%
AA	**7,775**	**14**	7,393	14
A	**13,104**	**24**	12,737	24
BBB	**7,436**	**14**	7,502	14
BB or lower	**807**	**2**	757	2
Total	**54,379**	**100%**	52,525	100%

(1) Excludes $2,067 million in short-term investments ($2,435 million in 2004).

MORTGAGE PORTFOLIO

The total mortgage portfolio was relatively unchanged at $14.7 billion or 17% of invested assets at June 30, 2005. The mortgage portfolio consisted of 52% commercial loans, 38% multi-family residential loans and 10% single-family residential loans. Total insured loans were $4.7 billion or 32% of the mortgage portfolio. The excess of fair value over carrying value at June 30, 2005 was $906 million ($596 million at December 31, 2004).

It is the company's practice to acquire only high-quality commercial loans meeting strict underwriting standards and diversification criteria. The company has a well-defined risk rating system, which it uses in its underwriting and credit monitoring processes for commercial mortgages. Residential loans are originated by the company's mortgage specialists in accordance with well-established underwriting standards and are well diversified across each geographic region.

EQUITY PORTFOLIO

The total equity portfolio remained relatively unchanged at $5.4 billion or 6% of invested assets at June 30, 2005. The equity portfolio consists primarily of high-quality publicly traded stocks and institutional-grade income producing real estate located in major economic centres. The excess of fair value over carrying value at June 30, 2005 was $688 million ($638 million at December 31, 2004).

ASSET QUALITY – GENERAL FUND ASSETS

Non-investment grade bonds were $807 million or 1.5% of the bond portfolio at June 30, 2005, compared with $757 million or 1.4% of the bond portfolio at December 31, 2004. The slight increase is due to dispositions and changes in the ratings of issuers that are held in the portfolio.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $229 million or 0.30% of portfolio investments at June 30, 2005, compared with $172 million and 0.23% at December 31, 2004. Total allowances for credit losses at June 30, 2005 were $160 million, compared with $190 million at December 31, 2004. Additional provisions for future credit losses related to assets backing liabilities are included in actuarial liabilities and amounted to $976 million at June 30, 2005 ($959 million at December 31, 2004).

In the second quarter, the company reduced the allowance for credit losses by $17 million. The combination of the allowance for credit losses of $160 million, together with the $976 million provision for future credit losses in actuarial liabilities, represents 1.6% of bond, mortgage and real estate assets at June 30, 2005 (1.6% at December 31, 2004).

Non-performing Loans

	June 30, 2005				December 31, 2004			
Asset Class	**Bonds**	**Mortgages**	**Foreclosed Real Estate**	**Total**	Bonds	Mortgages	Foreclosed Real Estate	Total
Non-performing loans	**208**	**6**	**15**	**229**	150	20	2	172

Allowances for Credit Losses

	June 30, 2005			December 31, 2004		
Asset Class	**Specific Provisions**	**Non-specific Provisions**	**Total**	Specific Provisions	Non-specific Provisions	Total
Bonds and mortgage loans	**97**	**63**	**160**	97	93	190

FAIR VALUE

The fair value of invested assets exceeded their carrying value by $5.4 billion as at June 30, 2005, compared with $3.3 billion at December 31, 2004. Changes in the fair value of assets supporting the actuarial and other liabilities of the company's operating funds generally will not result in a corresponding change in net income due to corresponding changes in the fair value of actuarial and other liabilities that are matched with those assets. However, the excess of fair value over carrying value, as well as the net deferred realized gains, on assets supporting shareholders' equity and subordinated debentures will in time be amortized to net income.

OTHER GENERAL FUND ASSETS

Other General Fund Assets

	June 30, 2005	December 31, 2004
Funds held by ceding insurers	**2,106**	2,337
Other assets	**3,207**	3,142
Total other general fund assets	**5,313**	5,479

Funds held by ceding insurers decreased $231 million. Other assets, at $3.2 billion, is made up of several items including premiums in course of collection, future income taxes, interest due and accrued, fixed assets, prepaid amounts, and accounts receivable.

SEGREGATED FUNDS

Segregated fund assets under management, which are measured at market values, increased by $2.8 billion to $71.9 billion at June 30, 2005. The growth resulted from net deposits of $1.1 billion and market value gains of $1.7 billion. The market value gains of $1.7 billion were composed of gains of $2.4 billion and currency translation losses of $0.7 billion.

Segregated Fund Assets

	June 30		December 31	
	2005	2004	2004	2003
Stocks	**48,945**	45,833	45,398	40,970
Bonds	**14,223**	14,309	15,710	14,502
Mortgages	**1,732**	1,481	1,613	1,466
Real estate	**3,805**	3,302	3,423	3,119
Cash and other	**3,173**	2,275	2,889	1,642
Total	**71,878**	67,200	69,033	61,699
In-period growth	**4%**	9%		

LIABILITIES

TOTAL LIABILITIES

Total Liabilities

	June 30, 2005	December 31, 2004
Policy liabilities	**71,499**	70,095
Deferred net realized gains	**2,453**	2,164
Other general fund liabilities	**11,689**	11,494
Total liabilities	**85,641**	83,753

Total liabilities at June 30, 2005 were $85.6 billion, an increase of 2% from December 31, 2004.

POLICY LIABILITIES

Policy liabilities, at $71.5 billion, were up 2% from December 31, 2004.

Actuarial liabilities represent the amounts which, together with estimated future premiums and investment income, will be sufficient to pay estimated future benefits, dividends, and expenses on policies in force. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries.

Asset and liability cash flows are carefully matched to minimize the financial effects of a shift in interest rates. This practice has been in effect for several years and has helped shield the company's financial position from past significant interest rate volatility.

OTHER GENERAL FUND LIABILITIES

Other General Fund Liabilities

	June 30, 2005	December 31, 2004
Debentures and other borrowings	**2,073**	2,088
Funds held under reinsurance contracts	**4,331**	4,374
Repurchase agreements	**1,095**	676
Other liabilities	**4,190**	4,356
Total other general fund liabilities	**11,689**	11,494

Total other general fund liabilities at June 30, 2005 were $11.7 billion, an increase of $195 million from December 31, 2004. Other liabilities, at $4.2 billion, decreased from December 31, 2004 levels, and include trade payables, accruals, and provisions for post-retirement benefits.

Debentures and other borrowings include $1,742 million of long-term debt associated with the Canada segment on both a direct basis and through its subsidiary CLFC, and $216 million of deferrable debentures issued in the U.S. through its subsidiary Great-West Life & Annuity Capital LP. Also included in debentures and other borrowings is a term debt facility that formed part of the financing for the CLFC acquisition of $150 million.

PREFERRED SHARES AND CAPITAL TRUST SECURITIES

Preferred shares other than perpetual preferred shares which include soft-retractable and fixed-floater issues and capital trust securities and debentures were reclassified from capital stock and non-controlling interests, respectively.

NON-CONTROLLING INTERESTS

Non-controlling interests include participating policyholder undistributed surplus and preferred shares issued by subsidiaries.

CAPITAL STOCK AND SURPLUS

Capital stock outstanding at June 30, 2005 was $5,157 million, which was composed of $499 million of perpetual preferred shares and $4,658 million of common shares.

In establishing the appropriate mix of capital required to support the operations of the company and its subsidiaries, management utilizes a variety of debt, equity and other hybrid instruments giving consideration to both the short- and long-term capital needs of the company.

At June 30, 2005, the company had two series of non-cumulative perpetual preferred shares outstanding with an aggregate stated value of $499 million.

2005 ACTIVITY

During the six months ended June 30, 2005, the company paid dividends of $0.39 per common share for a total of $348 million and perpetual preferred share dividends of $14 million. In addition, the company issued 1,375,830 common shares resulting from the exercise of stock options.

In November 2004, the company announced a further normal course issuer bid commencing December 1, 2004 and terminating November 30, 2005. During the course of this bid, the company may purchase up to but not more than 6,000,000 shares for cancellation. During the six months ended June 30, 2005, through the normal course issuer bid process, 989,100 common shares were purchased for cancellation at a cost of $27 million or $27.50 per share.

In total, capital stock and surplus increased by $457 million to $9.1 billion at June 30, 2005 from December 31, 2004. The strengthening of the Canadian dollar against the British pound of $0.11 and euro of $0.15 and weakening against the U.S. dollar of $0.03 resulted in decreases to the currency translation account of $48 million from December 31, 2004.

On July 21, 2005, the company announced that it had entered into an agreement with a syndicate of underwriters to issue, on a bought deal basis, 12,000,000, 4.85% Non-Cumulative First Preferred Shares, Series H at a price of $25.00 per share, representing an aggregate issue amount of $300 million. Lifeco considers the Series H First Preferred Shares to be core capital. If the company determines to redeem the Series H First Preferred Shares in full, it intends to replace the Series H First Preferred Shares with securities ranking pari passu or junior to the Series H First Preferred Shares.

The offering is expected to close on or about August 12, 2005. The net proceeds may be used by the company to repay all or part of its term bank loan facility, to purchase for cancellation existing preferred shares of the company, or for general corporate purposes.

LIQUIDITY AND CAPITAL MANAGEMENT AND ADEQUACY

LIQUIDITY

The company uses a number of techniques to manage liquidity in the general fund. Products are designed to improve the predictability of their liability cash flows and to reduce the risk of disintermediation. Assets are acquired to provide cash flows that match the requirements of liabilities. The company's operations have liquidity requirements that vary among its principal product lines. Life insurance and pension plan reserves are primarily long-term liabilities. Group reserves in Canada and Europe and accident and health reserves in the United States, including long-term disability, consist of both short-term and long-term liabilities. Life insurance and pension plan reserve requirements are usually stable and predictable, and are supported primarily by long-term, fixed income investments. Group costs and accident and health claim demands are stable and predictable but generally shorter term, requiring greater liquidity.

Generally, the company meets its operating requirements by maintaining appropriate levels of liquidity in its investment portfolio and utilizing positive cash flows from operations. Liquidity for the company has remained strong, as evidenced by significant amounts of short-term investments, cash and highly marketable securities (including investment-grade bonds) that totalled $50.0 billion and $48.9 billion as of June 30, 2005 and December 31, 2004, respectively. As of both June 30, 2005 and December 31, 2004, 98% of the bond portfolio carried an investment-grade rating, thereby providing significant liquidity to the company's overall investment portfolio.

Funds provided by premiums and fees, investment income and maturities of investment assets are reasonably predictable and normally exceed liquidity requirements for payment of claims, benefits, and expenses. However, since the timing of available funds cannot always be matched precisely to commitments, imbalances may arise when demands for funds exceed those on hand. Also, a demand for funds may arise as a result of the company taking advantage of current investment opportunities. The sources of the funds that may be required in such situations include the issuance of commercial paper and debentures and equity securities.

Additional liquidity is available through established lines of credit and the company's demonstrated ability to access the capital markets for funds. The company maintains a $200 million committed line of credit with a Canadian chartered bank.

The market value of the company's liquid assets, at June 30, 2005, is approximately $52.5 billion. The company believes that it holds a sufficient amount of liquid assets to meet unanticipated cash flow requirements prior to their maturity.

CASH FLOWS

Cash Flows

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
Cash flows relating to the following activities				
Operations	**1,492**	832	**2,532**	1,802
Financing	**(214)**	(393)	**(399)**	(569)
Investment	**(1,256)**	(368)	**(1,779)**	(1,358)
Increase (decrease) in cash and certificates of deposit	**22**	71	**354**	(125)
Cash and certificates of deposit, beginning of period	**2,804**	2,265	**2,472**	2,461
Cash and certificates of deposit, end of period	**2,826**	2,336	**2,826**	2,336

Cash and certificates of deposit were $2,826 million at June 30, 2005, compared with $2,472 million at December 31, 2004. For the three months ended June 30, 2005, cash flow provided by operations increased $660 million to $1,492 million. These operating cash flows were used by the company to acquire investment assets supporting the company's policy liabilities and repurchase common shares and pay dividends.

For the six months ended June 30, 2005, cash flow provided by operations increased $730 million to $2,532 million. These operating cash flows were used by the company to acquire investment assets supporting the company's policy liabilities and repurchase common shares and pay dividends.

CAPITAL MANAGEMENT AND ADEQUACY

At the holding company level, the company monitors the amount of consolidated capital available, and the amounts deployed in its various operating subsidiaries. The amount of capital deployed in any particular company or country is dependent upon local regulatory requirements as well as the company's internal assessment of capital requirements in the context of its operational risks and requirements, and strategic plans.

The company's practice is to maintain the capitalization of its regulated operating subsidiaries at a level that will exceed the relevant minimum regulatory capital requirements in the jurisdictions in which they operate.

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the *Insurance Companies Act* (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West's MCCSR ratio at June 30, 2005 was 209% (approximately 199% at December 31, 2004). London Life's MCCSR ratio at June 30, 2005 was 255% (approximately 235% at December 31, 2004). Canada Life's MCCSR ratio at June 30, 2005 was 227% (approximately 218% at December 31, 2004).

The MCCSR position of Great-West is affected significantly by the existence of goodwill and intangible assets, which, subject to a prescribed inclusion for a portion of intangible assets, are deducted in the calculation of available regulatory capital.

In the United States, GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners (NAIC) has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. GWL&A has risk-based capital well in excess of that required by the NAIC.

The capitalization of the company and its operating subsidiaries will also take into account the views expressed by the various credit rating agencies that provide financial strength and other ratings to the company.

Management is responsible for establishing capital management procedures for implementing and monitoring the capital plan. The company has also established policies and procedures designed to identify, measure and report all material risks. The capital plan is designed to ensure that the company maintains adequate capital, taking into account the company's strategy and business plans. The Board of Directors reviews and approves all capital transactions undertaken by management pursuant to the annual capital plan.

RATINGS

The company and its major operating subsidiaries continue to hold very strong ratings.

At the time of the CLFC acquisition in July 2003, the ratings of the company and its major subsidiaries were downgraded a single rating notch, and were assigned a negative outlook by Standard & Poor's Ratings Services (S&P) and Moody's Investors Service (Moody's).

During the second quarter of 2005, the company has continued its discussions with Moody's and S&P regarding the status of their negative outlooks. They continue to monitor the progress of the company and its major subsidiaries towards restoring their pre-acquisition capital and financial leverage positions.

Ratings of Lifeco and Major Subsidiaries

Rating Agency	Measurement	Lifeco	Great-West	London Life	Canada Life	GWL&A
A.M. Best Company	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability		IC-1	IC-1	IC-1	NR
	Senior Debt	A (high)				
	Subordinated Debt				AA (low)	
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service*	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Ratings Services*	Insurer Financial Strength		AA	AA	AA	AA
	Senior Debt	A+				
	Subordinated Debt				A+	

*Ratings are on a negative outlook.

RISK MANAGEMENT AND CONTROL PRACTICES

Insurance companies are in the business of assessing, assuming and managing risk. The types of risks are many and varied, and will be influenced by factors both internal and external to the businesses operated by the insurer. Please refer to the Lifeco section of the 2004 MD&A for a discussion on these risks, and the control practices used to manage the risks.

FOREIGN EXCHANGE RISK

The company utilizes forward foreign exchange contracts to hedge against volatility in foreign exchange translation.

With respect to the company's United States segment, approximately 93% of the estimated U.S. dollar net income exposure for the second half of 2005 has been hedged at approximately $1.33.

With respect to the company's Europe segment, approximately 95% of the estimated British pound net income exposure for the second half of 2005 has been hedged at approximately $2.32; approximately 87% of the estimated euro net income exposure for the second half of 2005 has been hedged at approximately $1.61; and 100% of the U.S. dollar net income exposure for the second half of 2005 has been hedged at approximately $1.25.

IGM Financial Inc.

Financial Highlights

	Three months ended June 30			Six months ended June 30		
	2005	2004	% change	**2005**	2004	% change
Net income	**167.9**	152.6	10.0	**328.6**	300.5	9.4
Diluted earnings per share	**0.63**	0.57	10.5	**1.23**	1.13	8.8
Return on equity				**19.7%**	19.8%	
Dividends per share	**0.3225**	0.2750	17.3	**0.6450**	0.5500	17.3
Mutual funds						
Investors Group						
Sales	**1,254**	1,064	17.9	**2,906**	2,625	10.7
Net sales (redemptions)	**40**	(71)	n/m	**468**	315	48.4
Assets under management				**46,922**	42,536	10.3
Mackenzie						
Sales	**1,894**	1,633	16.0	**4,171**	3,654	14.1
Net sales	**207**	219	(5.3)	**553**	562	(1.7)
Assets under management				**38,949**	35,847	8.7
Investment Planning Counsel(1)						
Sales	**94**	71	n/a	**226**	71	n/a
Net sales	**55**	49	n/a	**138**	49	n/a
Assets under management				**1,679**	1,326	26.6
Combined mutual fund assets under management(2)				**87,514**	79,680	9.8
Insurance in force (face amount)				**36,029**	34,513	4.4
Securities operations assets under administration				**7,615**	6,626	14.9
Mortgages serviced				**5,874**	6,217	(5.5)
Employees				**3,251**	3,175	2.4

(1) From date of acquisition or as at June 30, 2005.
(2) Adjusted for $36 million in inter-segment assets (2004 – $29 million).

Consolidated Balance Sheets

	June 30, 2005 (unaudited)	December 31, 2004
Assets		
Cash and cash equivalents	**812**	865
Securities	**110**	126
Loans	**611**	496
Investment in affiliate	**506**	491
Deferred selling commissions	**917**	851
Other assets	**361**	372
Intangible assets	**900**	900
Goodwill	**2,373**	2,372
	6,590	6,473
Liabilities		
Deposits and certificates	**701**	711
Other liabilities	**552**	605
Future income taxes	**458**	423
Long-term debt	**1,225**	1,227
Preferred shares	**360**	360
	3,296	3,326
Shareholders' equity		
Share capital	**1,478**	1,475
Contributed surplus	**6**	4
Retained earnings	**1,810**	1,668
	3,294	3,147
	6,590	6,473

Consolidated Statements of Income

(unaudited)	Three months ended June 30 2005	Three months ended June 30 2004	Six months ended June 30 2005	Six months ended June 30 2004
Fee and net investment income				
Management	**406**	371	**797**	737
Administration	**75**	76	**155**	154
Distribution	**50**	39	**103**	74
Net investment income and other	**48**	37	**97**	79
Total fee and net investment income	**579**	523	**1,152**	1,044
Operating expenses				
Commission expense	**178**	154	**353**	298
Non-commission expense	**136**	126	**279**	263
Interest expense	**22**	24	**45**	48
Total operating expenses	**336**	304	**677**	609
Income before income taxes and non-controlling interest	**243**	219	**475**	435
Income taxes	**74**	66	**145**	134
Income before non-controlling interest	**169**	153	**330**	301
Non-controlling interest	**1**	–	**1**	–
Net income	**168**	153	**329**	301
Average number of common shares (in millions)				
– Basic	**264.6**	264.3	**264.6**	264.3
– Diluted	**266.3**	266.0	**266.3**	265.8
Earnings per share (in dollars)				
– Basic	**0.63**	0.58	**1.24**	1.14
– Diluted	**0.63**	0.57	**1.23**	1.13

SUMMARY OF CONSOLIDATED OPERATING RESULTS

Net income for the three months ended June 30, 2005 was $167.9 million compared with $152.6 million in 2004. Diluted earnings per share were 63 cents compared with 57 cents in 2004, an increase of 10.5%.

Net income for the six months ended June 30, 2005 was $328.6 million compared with $300.5 million in 2004. Diluted earnings per share were $1.23 compared with $1.13 in 2004, an increase of 8.8%.

Shareholders' equity was $3.3 billion as at June 30, 2005, up from $3.2 billion at December 31, 2004. Return on average common equity for the six months ended June 30, 2005 was 19.7% compared with 19.8% in 2004. The quarterly dividend per common share of 32.25 cents in the second quarter was unchanged from the first quarter, however it represented an increase of 2.25 cents or 7.5% from 30 cents in the fourth quarter of 2004.

NON-GAAP FINANCIAL MEASURES

Earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA) are non-GAAP financial measures. EBIT and EBITDA are alternative measures of performance utilized by management, investors and investment analysts to evaluate and analyse the company's results. EBITDA is discussed further in this report. These non-GAAP financial measures do not have standard meanings and are not directly comparable to any GAAP measure or to similar measures used by other companies.

The reconciliation of non-GAAP results to reported results in accordance with GAAP related to EBITDA is provided in the table below. The reconciliation of non-GAAP results to reported results in accordance with GAAP related to EBIT is provided in the table Consolidated Operating Results by Segment.

Reconciliation of Non-GAAP Financial Measures

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
EBITDA – Non-GAAP Measure	**340.5**	308.0	**667.6**	611.2
Commission amortization	**(65.0)**	(55.5)	**(127.5)**	(109.5)
Amortization of capital and intangible assets	**(5.7)**	(5.4)	**(11.4)**	(10.8)
Interest expense on long-term debt and dividends on preferred shares	**(26.8)**	(27.8)	**(53.3)**	(55.7)
Income before income taxes and non-controlling interest	**243.0**	219.3	**475.4**	435.2
Income taxes	**(74.5)**	(66.5)	**(145.7)**	(134.5)
Non-controlling interest	**(0.6)**	(0.2)	**(1.1)**	(0.2)
Net income – GAAP	**167.9**	152.6	**328.6**	300.5

REPORTABLE SEGMENTS

IGM's reportable segments, which reflect the current organizational structure, are:

- Investors Group
- Mackenzie
- Corporate and Other

Management of the company measures and evaluates the performance of these segments based on EBIT as shown in the table below. Discussion of segment operations for Investors Group and Mackenzie can be found later in this report.

Consolidated Operating Results by Segment

	Investors Group		Mackenzie		Corporate & Other		Total	
Three months ended June 30	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Fee income	**291.7**	269.8	**215.7**	204.5	**24.2**	12.0	**531.6**	486.3
Net investment income and other	**37.0**	28.6	**4.4**	4.0	**6.2**	4.6	**47.6**	37.2
	328.7	298.4	**220.1**	208.5	**30.4**	16.6	**579.2**	523.5
Operating expenses								
Commissions	**79.3**	66.2	**84.0**	79.8	**14.5**	7.8	**177.8**	153.8
Non-commission	**67.1**	61.2	**61.0**	62.2	**7.7**	3.3	**135.8**	126.7
	146.4	127.4	**145.0**	142.0	**22.2**	11.1	**313.6**	280.5
EBIT	**182.3**	171.0	**75.1**	66.5	**8.2**	5.5	**265.6**	243.0
Interest expense							**22.6**	23.7
Income before income taxes and non-controlling interest							**243.0**	219.3
Income taxes							**74.5**	66.5
Income before non-controlling interest							**168.5**	152.8
Non-controlling interest							**0.6**	0.2
Net income							**167.9**	152.6
Six months ended June 30								
Fee income	**576.2**	540.1	**427.1**	413.3	**51.8**	11.0	**1,055.1**	964.4
Net investment income and other	**73.4**	62.2	**8.6**	7.8	**15.2**	9.5	**97.2**	79.5
	649.6	602.3	**435.7**	421.1	**67.0**	20.5	**1,152.3**	1,043.9
Operating expenses								
Commissions	**155.1**	130.9	**166.7**	158.9	**31.7**	7.8	**353.5**	297.6
Non-commission	**134.1**	128.1	**128.9**	133.1	**15.5**	2.3	**278.5**	263.5
	289.2	259.0	**295.6**	292.0	**47.2**	10.1	**632.0**	561.1
EBIT	**360.4**	343.3	**140.1**	129.1	**19.8**	10.4	**520.3**	482.8
Interest expense							**44.9**	47.6
Income before income taxes and non-controlling interest							**475.4**	435.2
Income taxes							**145.7**	134.5
Income before non-controlling interest							**329.7**	300.7
Non-controlling interest							**1.1**	0.2
Net income							**328.6**	300.5

Earnings before interest and taxes for Corporate and Other, the segment which includes operating results for Investment Planning Counsel, net investment income earned on unallocated investments and other income as well as inter-segment eliminations, were $8.2 million for the three months ended June 30, 2005, compared with $5.5 million in 2004, an increase of $2.7 million. Earnings before interest and taxes related to Investment Planning Counsel, which was acquired May 10, 2004, increased $2.9 million and accounted for the increase in Corporate and Other for the three months ended June 30, 2005.

For the six-month period, earnings before interest and taxes for Corporate and Other were $19.8 million compared with $10.4 million in 2004, an increase of $9.4 million resulting from:

- The inclusion of Investment Planning Counsel's earnings before interest and taxes for the entire six months in 2005 compared to the period from May 10 to June 30, 2004 accounted for an increase of $6.4 million.
- The elimination of certain provisions, established as a result of previous acquisitions, which were no longer required accounted for an increase in income of $4.2 million.

Certain items reflected in the table above are not allocated to segments:

INTEREST EXPENSE – Represents both the interest cost on the remaining debt issued pursuant to the Mackenzie acquisition and dividends paid on the outstanding preferred shares, which have been reclassified from equity to liabilities. Interest expense on long-term debt totalled $17.4 million and $34.6 million for the three- and six-month periods ended June 30, 2005, compared with $18.5 million and $37.3 million in 2004. The decrease in expense in both periods was due to the repayment of the remaining $175 million balance of the Floating Bankers' Acceptance related to the Mackenzie acquisition in the fourth quarter of 2004. Dividends paid on preferred shares were $5.2 million and $10.3 million for the three- and six-month periods in both 2005 and 2004.

INCOME TAXES – The effective income tax rate was 30.7% and 30.6% for the three- and six-month periods ended June 30, 2005, compared with 30.3% and 30.9%, respectively, in 2004 as shown in the table below.

Effective Income Tax Rate

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
Income taxes at federal and provincial statutory rates	**35.98%**	36.19%	**35.97%**	36.17%
Effect of:				
Dividend income	**(0.20)**	(0.21)	**(0.20)**	(0.20)
Net capital gains and losses	**(0.71)**	(0.51)	**(0.76)**	(0.87)
Share of earnings of affiliate	**(2.75)**	(3.00)	**(2.75)**	(3.02)
Preferred dividends paid	**0.79**	0.89	**0.81**	0.89
Other items	**(2.45)**	(3.02)	**(2.42)**	(2.06)
Effective income tax rate	**30.66%**	30.34%	**30.65%**	30.91%

The statutory tax rate declined marginally in 2005 compared to 2004 in both the three- and six-month periods. As well, there were no significant changes in income and expense items which affect the effective tax rate in these periods. Tax planning may allow the company to record lower income taxes in the current period and, as well, income taxes recorded in prior periods may be adjusted in the current period to reflect management's best estimates of the overall adequacy of its provisions. Any related tax benefits or changes in management's best estimates are reflected in Other items. Management monitors the status of its income tax filings, and regularly assesses the overall adequacy of its provision for income taxes.

Investors Group

ASSETS UNDER MANAGEMENT

The level of assets under management is influenced by three factors: sales, redemptions and investment returns. The changes in assets under management in 2005 compared to 2004 are summarized in the following table.

Change in Mutual Fund Assets Under Management – Investors Group

	Three months ended June 30			Six months ended June 30		
	2005	2004	% change	**2005**	2004	% change
Sales	**1,253.7**	1,063.5	17.9	**2,906.0**	2,624.7	10.7
Redemptions	**1,213.7**	1,134.1	7.0	**2,437.7**	2,309.2	5.6
Net sales (redemptions)	**40.0**	(70.6)	n/m	**468.3**	315.5	48.4
Market and income	**1,374.1**	(68.7)	n/m	**1,944.1**	1,316.3	47.7
Net change in assets	**1,414.1**	(139.3)	n/m	**2,412.4**	1,631.8	47.8
Beginning assets	**45,508.1**	42,675.3	6.6	**44,509.8**	40,904.2	8.8
Ending assets	**46,922.2**	42,536.0	10.3	**46,922.2**	42,536.0	10.3
Consists of:						
Investors Masterseries				**40,462.2**	36,455.1	11.0
IG Mackenzie				**1,979.9**	1,452.5	36.3
Partner funds				**4,004.9**	4,213.2	(4.9)
*i*Profile funds				**475.2**	415.2	14.5
				46,922.2	42,536.0	10.3
Average daily assets	**46,016.2**	42,445.7	8.4	**45,559.7**	42,382.1	7.5

For the three months ended June 30, 2005, sales of Investors Group mutual funds through its consultant network were $1.3 billion, an increase of 17.9% from 2004. Mutual fund redemptions totalled $1.2 billion for the same period, an increase of 7.0% from 2004. Investors Group's twelve-month trailing redemption rate for long-term funds decreased to 9.1% at June 30, 2005 from 9.6% at June 30, 2004 and remains well below the corresponding redemption rate of 16.5% for all other members of the Investment Funds Institute of Canada (IFIC). Net sales of Investors Group mutual funds were $40 million compared with net redemptions of $71 million in 2004.

Sales of long-term funds were $1.0 billion for the three months ended June 30, 2005, compared with $848 million in 2004. Net redemptions of long-term funds were $17 million, compared with net redemptions of $92 million in 2004.

For the six months ended June 30, 2005, sales of Investors Group mutual funds through its consultant network were $2.9 billion, an increase of 10.7% from 2004. Mutual fund redemptions totalled $2.4 billion for the same period, an increase of 5.6% from 2004. Net sales of Investors Group mutual funds were $468 million, compared with net sales of $315 million in 2004, an increase of 48.4%.

Sales of long-term funds were $2.4 billion for the six months ended June 30, 2005, compared with $2.1 billion in 2004. Net sales of long-term funds, as reported to IFIC, were $351 million, compared with net sales of $109 million in 2004. Certain sales of long-term funds in the first quarter of 2004, sourced through Investors Group's Solutions Banking loan programs, were deposited and held in the Investors Canadian Money Market Fund on a one-day basis and then transferred into long-term mutual funds. Including these sales, the sales and net sales of long-term funds for the six months ended June 30, 2004 would have been $2.2 billion and $243 million, respectively.

At June 30, 2005, 39% of Masterseries funds measured by the Morningstar fund ranking service had four- or five-star ratings, compared with 43% at March 31, 2005 and 41% at December 31, 2004. At June 30, 2005, 74% of Masterseries funds had a rating of three stars or better. This compares with 75% at March 31, 2005 and 72% at December 31, 2004. These results are higher than the Morningstar universe of 32% for four- and five-star funds and 68% for three-, four- and five-star funds. Morningstar Ratings are an objective, quantitative measure of a fund's historical risk-adjusted long-term performance relative to other funds in its category within the mutual fund industry.

Investors Group's mutual fund assets under management were $46.9 billion at June 30, 2005, an increase of $4.4 billion or 10.3% from June 30, 2004. The twelve-month increase in assets from June 30, 2004 reflects net market appreciation of $4.0 billion and net sales of mutual funds totalling $371 million. Mutual fund assets under management increased by $1.4 billion or 3.1% and by $2.4 billion or 5.4% during the three- and six-month periods ended June 30, 2005. The increase in assets in both periods resulted from net market appreciation and net sales as shown in the table above. The increase in assets in the industry for the twelve months ended June 30, 2005 was 10.7% and for the three- and six-month periods were 2.7% and 5.9%, respectively.

CONSULTANT NETWORK

Investors Group is focused on growing its distribution network by attracting and training new consultants as well as retaining existing consultants, as discussed more fully in the IGM section of the 2004 MD&A. As at June 30, 2005, the number of consultants totalled 3,537. This compares with 3,503 at March 31, 2005, 3,496 at December 31, 2004 and 3,207 one year ago and represents a year-over-year increase of 10.3% in the consultant network.

Due to the growth in its consultant network and the strength of its field management team, Investors Group announced that three additional regional offices will be opened in Calgary, Edmonton and Toronto by the end of the third quarter of 2005. In addition, three divisional offices will be converted to full regional office status during the third quarter of 2005.

SEGMENT OPERATING RESULTS

Investors Group's earnings from operations before interest and taxes for the three- and six-month periods ended June 30, 2005 compared to 2004 are presented in the table below.

Operating Results – Investors Group

	Three months ended June 30			Six months ended June 30		
	2005	2004	% change	**2005**	2004	% change
Fee and net investment income						
Management	**224.4**	206.4	8.7	**441.7**	412.0	7.2
Administration	**41.3**	40.9	1.0	**84.1**	80.8	4.1
Distribution	**26.0**	22.5	15.6	**50.4**	47.3	6.6
Net investment income and other	**37.0**	28.6	29.4	**73.4**	62.2	18.0
	328.7	298.4	10.2	**649.6**	602.3	7.9
Operating expenses						
Commissions	**35.4**	28.1	26.0	**68.7**	55.4	24.0
Asset retention bonus and premium	**43.9**	38.1	15.2	**86.4**	75.5	14.4
Non-commission	**67.1**	61.2	9.6	**134.1**	128.1	4.7
	146.4	127.4	14.9	**289.2**	259.0	11.7
EBIT	**182.3**	171.0	6.6	**360.4**	343.3	5.0

FEE AND NET INVESTMENT INCOME

For the three months ended June 30, 2005, management fee income increased by $18.0 million to $224.4 million, reflecting the increase of 8.4% in average daily mutual fund assets during the quarter compared to 2004. For the six months ended June 30, 2005, management fee income increased by $29.7 million to $441.7 million. This increase reflects the increase of 7.5% in average daily mutual fund assets during 2005 compared to 2004, offset in part by a reduction in management fees due to one less calendar day in the first half of 2005 compared to 2004. Management fee income represents 196 basis points of average mutual fund assets in both the three- and six-month periods in 2005, unchanged from 2004.

Investors Group earns administration fees for providing administrative services to its mutual funds through certain of its subsidiaries and trusteeship services to its mutual funds through Investors Group Trust Co. Ltd. Administration fees totalled $41.3 million for the three months ended June 30, 2005, up from $40.9 million in 2004. Fees for the six months ended June 30, 2005 were $84.1 million, compared with $80.8 million in 2004. Increases in trustee fees and other service fees in the three- and six-month periods resulted from growth in average mutual fund assets in 2005 compared to 2004. For the three-month period, fee increases were offset in part by a decrease of $0.4 million in fees charged to the mutual funds for administrative services. For the six-month period, fees charged to the mutual funds for administrative services increased by $1.2 million.

Distribution fees are earned from:

- Redemption fees on mutual funds sold with a back-end load feature. In 2003, Investors Group revised redemption fee rates on mutual funds sold subject to a deferred sales charge. Fees charged range from 5.5% in the first year reducing to nil after seven years. Previously, redemption fee rates ranged from 3.0% in the first year reducing to nil after six years.
- Distribution of insurance products through I.G. Insurance Services Inc.
- Securities services provided through Investors Group Securities Inc.
- Banking services provided through Solutions Banking, an arrangement with the National Bank of Canada.

Distribution fee income of $26.0 million for the three months ended June 30, 2005 increased by $3.5 million or 15.6% from $22.5 million in 2004. For the six-month period, distribution fee income of $50.4 million increased by $3.1 million or 6.6% from $47.3 million in 2004. Combined distribution fee revenue from insurance, securities and banking operations increased in both the three- and six-month periods in 2005. Redemption fee income of $7.8 million and $15.6 million for the three- and six-month periods increased by $0.6 million and $0.3 million, respectively, due to higher redemptions subject to deferred sales charges in 2005 compared to 2004.

Net investment income represents the difference between investment income and interest expense. Interest expense includes interest on deposit liabilities, certificates and debt incurred to finance the investment in Lifeco. Net investment income and other totalled $37.0 million for the three months ended June 30, 2005, an increase of $8.4 million from $28.6 million in 2004, due to increases in gains on the sale of securities, revenues related to mortgage banking activities and increases in other income, including the recovery of prior years' commodity taxes paid.

For the six months ended June 30, 2005, net investment income and other totalled $73.4 million, an increase of $11.2 million from $62.2 million in 2004 due to higher gains on the sales of securities and increases in other income, including the recovery of prior years' commodity taxes paid and a reduction in provisions established for the exit of certain activities. These increases were offset in part by a decrease in revenues related to mortgage banking activities.

OPERATING EXPENSES

Investors Group incurs commission expense in connection with the distribution of its financial services and products, particularly its mutual funds. Commissions are paid on the sale of these products and will fluctuate with the level of sales. Commission expense for the three months ended June 30, 2005 increased by $7.3 million to $35.4 million compared with $28.1 million in 2004. For the six months ended June 30, 2005, commission expense increased by $13.3 million to $68.7 million from $55.4 million in 2004.

The increase in commission expense for both the three- and six-month periods was due to:

- Increase in amortization of commissions totalling $6.3 million for the three months and $12.6 million for the six months related to prior years' sales. This increase reflects the impact from the change in estimate, effective April 1, 2001, which increased the term of amortization on sales commissions to 72 months.
- Increase in amortization of commissions of $0.4 million for the three months and $0.6 million for the six months related to higher commission payments in 2005 compared to 2004. The increase in commission payments results from higher mutual fund sales.
- Increase of $0.6 million for the three-month and $0.1 million for the six-month periods, in other compensation related to mutual fund operations, insurance, mortgage and banking products.

The asset retention bonus (ARB) and premium (ARP) expenses, which are based on the level of assets under management, are composed of the following:

- ARB which is paid monthly and is based on the value of assets under management. ARB expense increased by $4.2 million to $38.3 million for the three-month period and $8.0 million to $75.4 million for the six-month period as a result of the increase in assets under management as well as consultants qualifying at higher rates.
- ARP which is a deferred component of compensation designed to promote consultant retention. The ARP, which is related to assets under management at each year-end, increased by $1.6 million in the three-month period in 2005 to $5.6 million. For the six-month period ARP increased $2.9 million to $11.0 million.

Non-commission expenses totalled $67.1 million for the three months ended June 30, 2005, compared with $61.2 million in 2004, representing an increase of $5.9 million or 9.6%. For the six-month period, non-commission expense totalled $134.1 million, compared with $128.1 million in 2004, an increase of $6.0 million or 4.7%. The increase in both periods was primarily due to:

- Increases in expenses related to the administration of Investors Group's mutual funds due in part to increased transactional volumes.
- Increases in consultant network support costs as a result of increased activity levels.
- The amortization of capital expenditures related to the single shareholder system. Investors Group and Mackenzie merged their shareholder systems in November 2003, while preserving the integrity and privacy of their respective client bases.

These increases were offset by reductions in expenses arising from:

- Decreases in sub-advisory fees in the six-month period as a result of the renegotiation of fees related to certain mandates which offset the impact of increases in these assets under management.
- Expense reduction of $1.7 million in the first quarter of 2005 arising from a change in estimate related to credit losses on consultant financing programs.

Investors Group continues to benefit from the impact of synergies related to the transition work completed with Mackenzie. In addition, management of the company continues to focus on both control of discretionary expenses and expense reductions beyond the opportunities created by the transition activities.

Mackenzie

ASSETS UNDER MANAGEMENT

Mackenzie's mutual fund assets under management were $38.9 billion at June 30, 2005, an increase of $1.6 billion from $37.3 billion as at December 31, 2004, and an increase of $3.1 billion from $35.8 billion as at June 30, 2004. Mackenzie's total assets under management at June 30, 2005 were $45.9 billion, an increase of $3.5 billion from $42.3 billion at December 31, 2004, and an increase of $6.0 billion from $39.9 billion as at June 30, 2004. The changes in assets under management are summarized in the table below.

For the three-month period ended June 30, 2005, gross sales of Mackenzie's mutual funds were $1.9 billion, an increase of 16.0% from $1.6 billion in the comparative period last year. This compares to an overall industry increase in mutual fund sales of 15.7%. Redemptions of mutual funds for these same periods were $1.7 billion and $1.4 billion, respectively, resulting in net sales of mutual funds of $207 million for the three-month period ended June 30, 2005 as compared to net sales of mutual funds of $219 million in the three-month period ended June 30, 2004. Net sales of long-term funds were $231 million in the three-month period ended June 30, 2005, as compared to net sales of long-term funds of $191 million in the corresponding period last year.

For the six-month period ended June 30, 2005, gross sales of Mackenzie's mutual funds were $4.2 billion, an increase of 14.1% from $3.7 billion in the comparative period last year. This compares to an overall industry increase in mutual fund sales of 11.4%. Redemptions of mutual funds in the current period were $3.6 billion as compared with redemptions of $3.1 billion in the six-month period ended June 30, 2004. Net sales of mutual funds for the six-month period ended June 30, 2005 were $553 million, as compared with net sales of $562 million in the comparative period last year. Net sales of long-term funds were $599 million for the six-month period ended June 30, 2005, as compared with net sales of long-term funds of $597 million in the comparative period last year.

As at June 30, 2005, Mackenzie's twelve-month trailing redemption rate for long-term funds was 14.7% as compared with 13.5% in the corresponding period last year. One of the factors contributing to this is the increase in the proportion of Mackenzie's mutual fund units no longer subject to a redemption fee. The twelve-month trailing redemption rate for long-term funds for all other members of IFIC increased to 15.9% at June 30, 2005 from 14.3% in the corresponding period last year.

In the three-month period ended June 30, 2005, net market appreciation resulted in mutual fund assets increasing by $553 million as compared with an increase of $245 million in the corresponding period last year. In the six-month period ended June 30, 2005, net market appreciation resulted in mutual fund assets increasing by $1.1 billion as compared with an increase of $1.5 billion in the corresponding period last year.

At June 30, 2005, 66% of the assets in Mackenzie's funds had a four- or five-star Morningstar rating and 88% had a rating of three stars or better. This compares to 69% and 87%, respectively, at December 31, 2004, and to the Morningstar universe of 49% for four- and five-star and 84% for three stars or better as at June 30, 2005.

Mackenzie also provides investment management services to private and institutional accounts. The assets in these accounts as at June 30, 2005 were $6.8 billion, a 70.0% increase from $4.0 billion in the corresponding period last year and include:

- $2.0 billion for Investors Group, an increase of $0.5 billion over the corresponding period last year.
- $1.9 billion for Great-West Life and London Life, affiliates of Mackenzie, an increase of $0.3 billion from $1.6 billion as at June 30, 2004.
- $2.9 billion in other mandates, including $1.9 billion for management services to a fund distributed by Waddell & Reed in the United States, which increased by $1.4 billion from the corresponding period last year.

As well, Mackenzie's structured products totalled $173 million as at June 30, 2005, an increase of $140 million as compared to June 30, 2004.

Changes in Assets Under Management – Mackenzie

	Three months ended June 30			Six months ended June 30		
	2005	2004	% change	**2005**	2004	% change
Mutual Funds						
Sales	**1,894.2**	1,633.1	16.0	**4,170.8**	3,654.2	14.1
Redemptions	**1,687.3**	1,414.6	19.3	**3,618.3**	3,092.0	17.0
Net sales	**206.9**	218.5	(5.3)	**552.5**	562.2	(1.7)
Market and income	**553.4**	244.9	126.0	**1,098.5**	1,514.8	(27.5)
Net change in assets	**760.3**	463.4	64.1	**1,651.0**	2,077.0	(20.5)
Beginning assets	**38,188.9**	35,383.5	7.9	**37,298.2**	33,769.9	10.4
Ending assets	**38,949.2**	35,846.9	8.7	**38,949.2**	35,846.9	8.7
Private and Institutional Clients						
Investors Group				**1,952.3**	1,449.0	34.7
Great-West Life/London Life				**1,854.8**	1,590.6	16.6
Other				**2,950.9**	936.8	215.0
				6,758.0	3,976.4	70.0
Structured Products				**173.4**	32.9	427.1
Total				**45,880.6**	39,856.2	15.1
Average daily mutual fund assets	**38,441.8**	35,625.0	7.9	**38,167.6**	35,315.2	8.1

SEGMENT OPERATING RESULTS

Mackenzie's earnings from operations before interest and taxes for the three- and six-month periods ended June 30, 2005 compared to 2004 are presented in the table below.

Operating Results – Mackenzie

	Three months ended June 30			Six months ended June 30		
	2005	2004	% change	**2005**	2004	% change
Fee and net investment income						
Management	**174.2**	161.6	7.8	**340.2**	322.1	5.6
Administration	**33.3**	34.2	(2.6)	**68.9**	72.4	(4.8)
Distribution	**8.2**	8.7	(5.7)	**18.0**	18.8	(4.3)
Net investment income and other	**4.4**	4.0	10.0	**8.6**	7.8	10.3
	220.1	208.5	5.6	**435.7**	421.1	3.5
Operating expenses						
Commissions	**38.3**	37.1	3.2	**76.3**	74.8	2.0
Trailer fees	**45.7**	42.7	7.0	**90.4**	84.1	7.5
Non-commission	**61.0**	62.2	(1.9)	**128.9**	133.1	(3.2)
	145.0	142.0	2.1	**295.6**	292.0	1.2
EBIT	**75.1**	66.5	12.9	**140.1**	129.1	8.5

FEE AND NET INVESTMENT INCOME

The majority of Mackenzie's revenues are earned from the management services it provides as fund manager to the Mackenzie mutual funds. In addition to Mackenzie's retail priced mutual funds, it also offers various series of these funds with lower management fees that are designed for fee-based programs, fund-of-fund products or large institutional accounts. In return for lower management fees, depending on the specific series of the mutual fund, Mackenzie is not required to pay trailer fees or selling commissions on these funds.

Management fees were $174.2 million for the three-month period ended June 30, 2005, an increase of $12.6 million or 7.8% from $161.6 million in the comparative period last year. This increase was attributed to the 7.9% increase in Mackenzie's average mutual fund assets under management, the growth in its private and institutional accounts and the fact that there was one additional business day in the current quarter versus the comparative quarter last year. This was partially offset by a decline in the average mutual fund management fee rate due to a shift in asset mix.

For the six-month period ended June 30, 2005, management fees increased $18.1 million or 5.6% to $340.2 million from $322.1 million in the comparative period last year. The increase in management fees was driven by the year-over-year growth in Mackenzie's assets under management. The overall increase in management fees was less than the growth in assets under management because of the shift in asset mix from retail priced funds to non-retail priced funds, which results in a lower effective management fee rate. In addition, there was one fewer business day in the current period versus the comparative period last year.

Administration fees include the following main components:

- Operating expenses charged to funds
- Fees earned from administering labour sponsored funds
- Asset allocation fees
- RSP clone fund counter party revenue
- Trustee and other administration fees generated from the MRS Group account administration business

Administration fees declined by $0.9 million from $34.2 million in the comparative period to $33.3 million in the three-month period ended June 30, 2005. The decrease in administration fees is attributed to a reduction of $0.7 million in administration fees and RSP clone fund counter party revenue earned by the MRS Group and lower asset allocation revenue at Mackenzie.

In the six-month period ended June 30, 2005, administration fees were $68.9 million as compared with $72.4 million in the comparative period last year. The decrease in administration fees is attributed to a $1.3 million decline in operating expenses charged to funds consistent with the decline in expenses incurred by Mackenzie on behalf of its mutual funds, and a reduction of $2.1 million in account administration and clone fund counter party revenue earned by the MRS Group.

During the second quarter, the VenGrowth labour sponsored funds terminated their administration agreements with Mackenzie. Mackenzie will continue to administer the VenGrowth Funds until the completion of the transition to the successor administrator, which is scheduled to be on or before October 8, 2005, but which may be extended for up to three months.

On June 29, 2005, tax legislation was enacted which eliminated the foreign content restrictions applicable to registered investment plans. As a result of this change in tax legislation, RSP clone funds are no longer necessary to achieve an appropriate level of foreign content in RRSPs. Accordingly, Mackenzie's RSP clone funds were terminated on July 8, 2005 and investors in these funds received the equivalent value of their investments in the corresponding underlying mutual funds. Investors Group is also proposing to terminate its RSP clone funds as discussed in the paragraphs under Regulatory Environment further in this section. Prior to this change in tax legislation being enacted, M.R.S. Trust Company earned a fee for acting as the counter party to the forward contracts that the Mackenzie and Investors Group RSP clone funds purchased in order to create their RRSP eligibility. Accordingly, M.R.S. Trust will no longer have clone fund counter party revenue as a source of administration fees.

Mackenzie earns distribution fee income upon redemption of mutual fund units sold on a deferred sales charge basis. Fees charged range from 5.5% in the first year and decrease to zero after seven years. Distribution fee income decreased $0.5 million to $8.2 million in the three-month period ended June 30, 2005 from $8.7 million in the comparative period last year. Distribution fee income in the six-month period ended June 30, 2005 was $18.0 million, a decrease of $0.8 million from $18.8 million in the comparative period last year. The decreases in both periods were due to period-over-period declines in the absolute level of redemptions of units that are subject to a redemption fee.

Net investment income and other represents the net interest margin from M.R.S. Trust Company's lending and deposit operations. Net investment income in the three-month period ended June 30, 2005 was $4.4 million, an increase of $0.4 million as compared with $4.0 million in the corresponding period last year. Net investment income was $8.6 million in the six-month period ended June 30, 2005, an increase of $0.8 million from $7.8 million in the comparative period last year. These increases are due to changes in the composition of M.R.S. Trust's lending and deposit portfolios and the widening of the net interest margin.

OPERATING EXPENSES

Mackenzie's operating expenses increased 2.1% and 1.2%, respectively, in the three- and six-month periods ended June 30, 2005 as compared to the corresponding periods last year.

Mackenzie pays selling commissions to the dealers that sell its funds on a deferred sales charge basis. Commission expense, which represents the amortization of deferred selling commissions, was $38.3 million in the three-month period ended June 30, 2005 as compared with $37.1 million in the previous year. Commission expenses in the six-month period ended June 30, 2005 was $76.3 million, as compared with $74.8 million in the same period in 2004. Mackenzie amortizes deferred selling commissions over a maximum period of seven years from the date of original purchase of the applicable units.

Trailer fees are paid to dealers to compensate them for providing ongoing support to investors in Mackenzie's mutual funds. Trailer fees are calculated as a percentage of assets under management and vary depending on the fund type and whether the fund was purchased on a front-end basis or on a deferred sales charge basis. In addition, trailer fees are not paid on certain non-retail series of mutual funds and institutional assets.

Trailer fees paid to dealers were $45.7 million in the three-month period ended June 30, 2005, an increase of $3.0 million or 7.0% from $42.7 million in the corresponding period last year. Trailer fees in the six-month period ended June 30, 2005 were $90.4 million as compared with $84.1 million in 2004. Trailer fees as a percentage of average mutual fund assets under management decreased to 47.7 basis points in the current quarter as compared with 48.1 basis points in the corresponding period last year and decreased to 47.5 basis points in the six-month period ended June 30, 2005 as compared with 47.8 basis points in the same period last year. The increase in trailer fees in both the three- and six-month periods ended June 30, 2005 is due to the period-over-period growth in average mutual fund assets under management and the decrease in the average trailer fee rate. The decline in the average trailer fee rate is attributed to an increase in the proportion of Mackenzie's mutual fund assets that are in non-retail series of Mackenzie mutual funds, for which Mackenzie does not pay trailer fees thereon.

Non-commission expenses decreased $1.2 million to $61.0 million in the three-month period ended June 30, 2005 from $62.2 million in the comparative period last year. Non-commission expenses in the six-month period ended June 30, 2005 were $128.9 million, a decrease of $4.2 million from $133.1 million in the comparative period in 2004. A component of the non-commission expenses incurred by Mackenzie is related to the administration of its mutual funds. These expenses, which are recovered from Mackenzie's mutual funds, declined in the six-month period ended June 30, 2005 as compared to the corresponding period last year. This decrease largely resulted from continued cost synergies and efficiencies being realized from the transition work with Investors Group. Non-commission expenses also include non-recoverable costs incurred by Mackenzie in the marketing and management of its mutual funds. Mackenzie re-evaluated its marketing and sales programs resulting in lower expenses in both the three- and six-month periods ended June 30, 2005 as compared to the corresponding periods in 2004.

IGM Financial Inc.

CONSOLIDATED FINANCIAL POSITION

IGM's on-balance sheet assets totalled $6.6 billion at June 30, 2005 compared with $6.5 billion at December 31, 2004.

The company's securities holdings were $110.7 million at June 30, 2005, a decrease of $15.6 million or 12.4% from December 31, 2004. The fair value of the company's portfolio exceeded cost by $114.0 million at June 30, 2005, compared with $127.8 million at December 31, 2004.

Loans, including mortgages and personal loans, increased by $114.2 million to $610.9 million at June 30, 2005 and represent 9.3% of total assets, compared with 7.7% at December 31, 2004. The increase is composed of $79.8 million in residential loans related to the company's mortgage banking operations, which are designated for sale to third parties on a fully serviced basis, and $34.4 million in mortgages and personal loans related to the company's intermediary activities.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

IGM's operating liquidity is required for:

- Financing ongoing operations, including the funding of selling commissions.
- Temporarily financing mortgages in its mortgage banking facility.
- Meeting regular interest and dividend obligations related to long-term debt and preferred shares.
- Payment of quarterly dividends on its outstanding common shares.
- Maintaining liquidity requirements for regulated entities.

IGM continues to generate significant cash flows from its operations. Earnings before interest, taxes, depreciation and amortization (EBITDA) totalled $340.5 million for the three months ended June 30, 2005 compared with $308.0 million in 2004, and represents an increase of 10.6%. EBITDA totalled $667.7 million for the six months ended June 30, 2005, compared with $611.2 million for the same period in 2004, an increase of 9.2%.

In addition to IGM's current balance of cash and short-term investments in excess of the operating liquidity requirements described above, other potential sources of liquidity include the company's portfolio of securities and lines of credit. As at June 30, 2005, the market value of the marketable securities in its portfolios and those of its unregulated subsidiaries was $211.8 million. The company maintains operating lines of credit totalling $210 million with various Schedule A Canadian chartered banks, of which $50 million represented committed lines of credit.

IGM's demonstrated ability to raise funds in domestic debt and equity markets is also a source of liquidity.

Cash Flows

	Three months ended June 30			Six months ended June 30		
	2005	2004	% change	**2005**	2004	% change
Operating activities						
Before payment of commissions	**245.7**	154.6	58.9	**402.6**	303.7	32.6
Commissions paid	**(80.7)**	(69.6)	(15.9)	**(193.6)**	(169.7)	(14.1)
Net of commissions paid	**165.0**	85.0	94.1	**209.0**	134.0	56.0
Financing activities	**(131.2)**	(145.7)	10.0	**(184.0)**	(217.1)	15.2
Investing activities	**(19.4)**	(117.2)	83.4	**(77.6)**	(183.6)	57.7
Increase (decrease) in cash and cash equivalents	**14.4**	(177.9)	108.1	**(52.6)**	(266.7)	80.3
Cash and cash equivalents, beginning of period	**798.0**	880.5	(9.4)	**865.0**	969.3	(10.8)
Cash and cash equivalents, end of period	**812.4**	702.6	15.6	**812.4**	702.6	15.6

The table above is a summary of the Consolidated Statements of Cash Flows of IGM for the three- and six-month periods ended June 30, 2005.

Operating activities, before payment of commissions, generated $245.7 million and $402.6 million during the three- and six-month periods ended June 30, 2005, as compared with $154.6 million and $303.7 million in 2004. Cash commissions paid of $80.7 million and $193.6 million in the three- and six-month periods increased from $69.6 million and $169.7 million in 2004 and reflect the increase in mutual fund sales over 2004 levels.

Financing activities during the quarter ended June 30, 2005 compared to the same period in 2004 related primarily to:

- A decrease of $39.8 million in deposits and certificates in 2005 compared with $50.1 million in 2004 related to changes in the demand deposit levels.
- The payment of regular common share dividends which increased to $85.4 million in 2005 from $72.6 million in 2004 as a result of increases in the company's common share dividends.
- The purchase of 210,000 common shares in 2005 under IGM's normal course issuer bid at a cost of $7.7 million. No shares were purchased in the three-month period ended June 30, 2004.

Other activity in the three-month period in 2004 related to the repayment of $23.0 million in long-term debt assumed on the acquisition of Investment Planning Counsel in May 2004.

Financing activities during the six months ended June 30, 2005 compared to the same period in 2004 related primarily to:

- A decrease of $9.8 million in deposits and certificates in 2005 compared with $37.2 million in 2004 related to changes in both the demand and term deposit levels.
- The payment of regular common share dividends which increased to $164.8 million in 2005 from $140.0 million in 2004 as a result of increases in the company's common share dividends.
- The purchase of 324,700 common shares in 2005 under IGM's normal course issuer bid at a cost of $12.0 million. In 2004, 642,000 shares were purchased at a cost of $23.0 million.

Other activity in the six-month period in 2004 related to the repayment of $23.0 million in long-term debt assumed on the acquisition of Investment Planning Counsel in May 2004.

Investing activities during the quarter ended June 30, 2005 compared to the same period in 2004 related primarily to:

- Securities purchases of $15.5 million and securities sales with proceeds of $26.8 million in 2005 compared with $24.7 million and $35.5 million, respectively, in 2004.
- Increases in residential mortgages related to the company's mortgage banking operations of $110.0 million compared with an increase of $59.9 million in 2004, offset by securitizations of $82.8 million in the second quarter of 2005 compared with nil in 2004.

Investing activities during the six months ended June 30, 2005 compared to the same period in 2004 related primarily to:

- Securities purchases of $15.8 million and securities sales with proceeds of $56.2 million in 2005 compared with $54.6 million and $60.9 million, respectively, in 2004.
- Increases in residential mortgages related to the company's mortgage banking operations and personal loans related to the company's intermediary operations of $243.6 million compared with an increase of $130.4 million in 2004, offset by securitizations of $131.5 million in 2005 compared with $10.2 million in 2004.

Other activity in the six-month period in 2004 related to the acquisition in May 2004 of Investment Planning Counsel, net of cash and cash equivalents assumed, which totalled $63.9 million.

LIQUIDITY REQUIREMENTS

Liquidity requirements for M.R.S. Trust and Investors Group Trust Co. Ltd., both of which are federally regulated trust companies, are established by their respective Boards of Directors. As at June 30, 2005, liquidity for both companies was in excess of these requirements.

CAPITAL RESOURCES

To achieve its strategic objectives, the company requires a strong capital base. The company's capital management objective is to preserve the quality of its financial position by establishing and maintaining a solid capital base and a strong balance sheet.

Shareholders' equity increased to $3.3 billion as at June 30, 2005 from $3.2 billion at December 31, 2004. Preferred shares of $360 million and long-term debt of $1.23 billion remained at year-end 2004 levels.

OUTLOOK

MUTUAL FUND INDUSTRY ASSETS

As at June 30, 2005, mutual fund industry assets in Canada totalled $526.9 billion, an increase of 2.7% from $513.3 billion at March 31, 2005 and 5.9% from $497.3 billion at December 31, 2004. The $13.6 billion increase during the second quarter of 2005 reflects an estimated $11.1 billion increase from net market appreciation which represented 2.2% of March 31, 2005 assets, net sales of $3.5 billion and a reduction of $1.0 billion in assets resulting from two companies which are no longer reporting their mutual fund assets through IFIC. The $29.6 billion increase in industry assets from December 31, 2004 reflected an estimated $17.7 billion increase from net market appreciation, which represented 3.5% of year-end 2004 industry assets, net sales of $12.9 billion and the exclusion of $1.0 billion in assets no longer reported to IFIC, as discussed above.

ACQUISITION OF INVESTMENT PLANNING COUNSEL

As previously disclosed, on May 10, 2004, the company paid $74.6 million in cash and issued 734,796 common shares, for total consideration of $99.0 million, including transaction costs, to acquire a 74.7% interest in Investment Planning Counsel.

This acquisition has expanded the company's presence in the independent financial planning channel. Investment Planning Counsel is the fifth largest financial planning firm in Canada with close to 600 financial planners, and had mutual fund assets under management of $1.7 billion (Counsel Group of Funds Inc.) and total assets under management and administration of $8.3 billion at June 30, 2005. The transaction was structured to maintain the entrepreneurial character of Investment Planning Counsel and was consistent with the company's strategy of owning leading businesses in both manufacturing and distribution within the advice segment of the financial services industry. Investment Planning Counsel is operating as a separate entity and is being managed by its pre-acquisition leadership team.

REGULATORY ENVIRONMENT

ELIMINATION OF FOREIGN CONTENT RESTRICTIONS

Tax legislation which eliminated the foreign content restrictions applicable to investments by registered plans in foreign property was enacted into law on June 29, 2005. As a result of this change in tax legislation, the continued existence of RSP clone funds is no longer necessary.

These RSP clone funds were originally created to provide clients having investments made through tax-deferred retirement plans, such as RRSPs and RRIFs, with a means to increase their exposure to international markets without exceeding the foreign content restriction which existed prior to June 29, 2005. This was achieved because the performance of the RSP clone funds tracked the performance of other foreign equity mutual funds (underlying mutual funds) primarily through the use of forward contracts having returns based upon the performance of the underlying mutual funds, while most of the assets of the RSP clone funds were invested in short-term Canadian money market securities.

In early July, 2005, Mackenzie's RSP clone funds were terminated and investors in these funds received the equivalent value of their investments in the corresponding underlying mutual funds. Investors Group and Investment Planning Counsel are also proposing to terminate their RSP clone funds and pay out the RSP clone fund assets to their investors in the form of units of the RSP clone funds' underlying mutual funds, subject to unitholder approval.

Investors in the Mackenzie, Investors Group and Investment Planning Counsel RSP clone funds will benefit from the wind-up of the funds through more efficient administration and a corresponding reduction, and in some cases the elimination, of certain costs and expenses.

RISK FACTORS

MARKET RISK

Risks related to performance of the equity markets and changes in interest rates can have a significant impact on the level and mix of mutual fund assets under management and sales. In addition, these factors can result in increased redemptions of mutual funds.

REDEMPTION RATES – Redemption rates for long-term funds are summarized in the table below.

Twelve-month Trailing Redemption Rate for Long-term Funds

As at June 30	**2005**	2004
IGM Financial Inc.		
Investors Group	**9.1%**	9.6%
Mackenzie	**14.7%**	13.5%
Investment Planning Counsel	**9.9%**	n/a
Mutual Fund Industry(1)	**16.7%**	14.9%

(1) Excludes Investors Group, Mackenzie and Investment Planning Counsel from date of acquisition.

IGM provides consultants and independent financial advisers with superior levels of service and support and a broad range of investment products – based on asset classes, countries or regions, and investment management styles. These are key advantages in maintaining strong client relationships and, as a result, the company has been able to maintain redemption rates that are among the lowest in the industry. The increase in Mackenzie's redemption rate at June 30, 2005 compared to 2004 was discussed earlier in this section.

The mutual fund industry and financial advisers are committed to educating Canadian investors on the merits of financial planning, diversification and long-term investing. In periods of volatility, the company's consultants and independent financial advisers play a key role assisting investors maintain perspective and focus on their long-term objectives.

DISTRIBUTION RISK

INVESTORS GROUP CONSULTANT NETWORK – Investors Group derives all of its mutual fund sales through its consultant network. Investors Group consultants have regular direct contact with clients which can lead to a strong and personal client relationship based on the client's trust in that individual consultant. The market for financial advisers is extremely competitive. The loss of a significant number of key consultants could lead to the loss of client accounts which could have an adverse effect on Investors Group's results of operations and business prospects. Investors Group is focused on growing its distribution network, as previously discussed in this report.

MACKENZIE – Mackenzie derives substantially all of its mutual fund sales through independent financial advisers. Mackenzie's ability to market its products is highly dependent on access to various distribution channels. These intermediaries generally offer their clients investment products in addition to, and in competition with, Mackenzie. The inability to have such access could have a material adverse effect on Mackenzie's operating results and business prospects. However, Mackenzie's portfolio of financial products is recognized as one of the most innovative and unique in the industry. This, combined with strong performance, marketing, educational and service support, has made Mackenzie one of Canada's leading companies serving independent financial advisers.

Power Financial Corporation

CONSOLIDATED BALANCE SHEETS

(in millions of dollars)	**June 30, 2005 (unaudited)**	December 31, 2004 (restated)
Assets		
Cash and cash equivalents	**3,972**	3,623
Investments		
Shares	**3,484**	3,284
Bonds	**56,446**	54,960
Mortgages and other loans	**15,270**	15,051
Loans to policyholders	**6,778**	6,499
Real estate	**1,788**	1,649
	83,766	81,443
Funds withheld by ceding insurers	**2,106**	2,337
Investment in affiliate, at equity	**1,514**	1,647
Goodwill and intangible assets	**10,578**	10,593
Future income taxes	**483**	553
Other assets	**4,155**	3,983
	106,574	104,179
Liabilities		
Policy liabilities		
Actuarial liabilities	**67,183**	65,822
Other	**4,316**	4,273
Deposits and certificates	**701**	711
Funds held under reinsurance contracts	**4,331**	4,108
Debentures and other borrowings (Note 2)	**3,558**	3,554
Preferred shares of the Corporation (Note 4)	**300**	300
Preferred shares of subsidiaries (Note 1)	**1,366**	1,366
Capital trust securities and debentures (Note 3)	**650**	651
Future income taxes	**836**	818
Other liabilities	**8,446**	8,250
	91,687	89,853
Non-controlling interests	**5,873**	5,642
Shareholders' Equity		
Stated capital (Note 4)		
Perpetual preferred shares	**950**	950
Common shares	**593**	593
Contributed surplus	**28**	21
Retained earnings	**7,775**	7,267
Foreign currency translation adjustments	**(332)**	(147)
	9,014	8,684
	106,574	104,179

CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited) (in millions of dollars, except per share amounts)	Three months ended June 30 **2005**	Three months ended June 30 2004 (restated)	Six months ended June 30 **2005**	Six months ended June 30 2004 (restated)
Revenues				
Premium income	**3,788**	3,940	**8,316**	7,351
Net investment income	**1,364**	1,381	**2,693**	2,769
Fee income	**1,143**	1,077	**2,273**	2,077
	6,295	6,398	**13,282**	12,197
Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**4,081**	4,333	**8,897**	8,102
Commissions	**504**	471	**1,002**	896
Operating expenses	**772**	778	**1,554**	1,565
Financing charges (Note 5)	**84**	86	**168**	175
	5,441	5,668	**11,621**	10,738
	854	730	**1,661**	1,459
Share of earnings of affiliate	**52**	62	**63**	68
Other income (charges), net (Note 6)	**(2)**	13	**(8)**	6
Earnings before income taxes and non-controlling interests	**904**	805	**1,716**	1,533
Income taxes	**226**	198	**446**	403
Non-controlling interests	**227**	176	**440**	364
Net earnings	**451**	431	**830**	766
Earnings per common share (Note 7)				
Basic	**0.62**	0.59	**1.14**	1.05
Diluted	**0.62**	0.59	**1.14**	1.05

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Six months ended June 30 (unaudited) (in millions of dollars)	**2005**	2004 (restated)
Retained earnings, beginning of year		
As previously reported	**7,267**	6,284
Change in accounting policy	**–**	(6)
As restated	**7,267**	6,278
Add		
Net earnings	**830**	766
	8,097	7,044
Deduct		
Dividends		
Perpetual preferred shares	**26**	26
Common shares	**296**	243
Other	**–**	(15)
	322	254
Retained earnings, end of period	**7,775**	6,790

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) (in millions of dollars)	Three months ended June 30 2005	Three months ended June 30 2004 (restated)	Six months ended June 30 2005	Six months ended June 30 2004 (restated)
Operating activities				
Net earnings	**451**	431	**830**	766
Non-cash charges (credits)				
Increase (decrease) in policy liabilities	**579**	1,003	**1,458**	1,680
Decrease (increase) in funds withheld by ceding insurers	**102**	42	**230**	270
Increase (decrease) in funds held under reinsurance contracts	**(70)**	–	**(68)**	–
Amortization and depreciation	**25**	20	**51**	40
Future income taxes	**(14)**	107	**137**	103
Non-controlling interests	**227**	176	**440**	364
Dilution gain	**–**	9	**–**	9
Other	**377**	(855)	**(345)**	(1,311)
	1,677	933	**2,733**	1,921
Financing activities				
Dividends paid				
By subsidiaries to non-controlling interests	**(83)**	(68)	**(169)**	(136)
Perpetual preferred shares	**(13)**	(13)	**(26)**	(26)
Common shares	**(142)**	(115)	**(285)**	(228)
	(238)	(196)	**(480)**	(390)
Issue of common shares	**–**	–	**–**	36
Issue of common shares by subsidiaries	**3**	3	**16**	23
Repurchase of common shares by subsidiaries	**(22)**	(55)	**(39)**	(111)
Repayment of debentures and other borrowings	**–**	(223)	**–**	(223)
Other	**(59)**	(44)	**(31)**	(39)
	(316)	(515)	**(534)**	(704)
Investment activities				
Bond sales and maturities	**11,326**	9,988	**20,549**	20,203
Mortgage loan repayments	**725**	646	**1,567**	1,101
Sale of shares	**395**	267	**664**	710
Proceeds from securitization	**82**	–	**131**	10
Change in loans to policyholders	**(135)**	(181)	**(172)**	(192)
Change in repurchase agreements	**278**	(124)	**390**	103
Reinsurance transactions	**–**	(8)	**–**	(436)
Acquisition of IPC Financial Network Inc.	**–**	(64)	**–**	(64)
Investment in bonds	**(12,535)**	(10,257)	**(22,063)**	(21,170)
Investment in mortgage loans	**(881)**	(409)	**(1,985)**	(945)
Investment in shares	**(379)**	(315)	**(768)**	(845)
Other	**(145)**	(29)	**(163)**	(16)
	(1,269)	(486)	**(1,850)**	(1,541)
Increase (decrease) in cash and cash equivalents	**92**	(68)	**349**	(324)
Cash and cash equivalents, beginning of period	**3,880**	3,390	**3,623**	3,646
Cash and cash equivalents, end of period	**3,972**	3,322	**3,972**	3,322

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements of Power Financial Corporation at June 30, 2005 have been prepared in accordance with generally accepted accounting principles in Canada, using the accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2004, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Corporation's annual report dated December 31, 2004.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

Effective January 1, 2005, the Corporation adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 15 on Consolidation of Variable Interest Entities. As a result, Lifeco no longer consolidates Great-West Life Capital Trust (GWLCT) and Canada Life Capital Trust (CLCT) but recognizes the related debentures on the Consolidated Balance Sheets (refer to Note 3). This change in accounting policy had no impact on net earnings available to common shareholders or basic earnings per common share.

FINANCIAL INSTRUMENTS – DISCLOSURE AND PRESENTATION

Effective for fiscal years beginning on or after November 1, 2004, CICA 3860, Financial Instruments – Disclosure and Presentation was amended to require obligations that an entity must or can settle by issuing a variable number of the issuer's own equity instruments to be presented as liabilities rather than equity. On January 1, 2005, the Corporation adopted the amended standard retroactively with restatement of prior periods. Some of the Corporation's ($300 million) and subsidiaries' ($1,366 million) preferred shares were reclassified from shareholders' equity to liabilities and the associated preferred dividends were reclassified to financing charges in the Consolidated Statements of Earnings. The change does not have any impact on earnings per share or net earnings available to common shareholders since preferred share dividends were previously deducted from net earnings in determining net earnings available to common shareholders.

COMPARATIVE FIGURES

Certain of the 2004 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

NOTE 2 DEBENTURES AND OTHER BORROWINGS

	June 30, 2005	December 31, 2004
Power Financial Corporation		
7.65% Debentures, due January 5, 2006	**150**	150
6.90% Debentures, due March 11, 2033	**250**	250
IGM Financial Inc.		
6.75% Debentures 2001 Series, due May 9, 2011	**450**	450
6.58% Debentures 2003 Series, due March 7, 2018	**150**	150
6.65% Debentures 1997 Series, due December 13, 2027	**125**	125
7.45% Debentures 2001 Series, due May 9, 2031	**150**	150
7.00% Debentures 2002 Series, due December 31, 2032	**175**	175
7.11% Debentures 2003 Series, due March 7, 2033	**150**	150
Great-West Lifeco Inc.		
Five-year term facility at rates of: $119 million (2004 – $118 million) at Canadian 90-day Bankers' Acceptance; $31 million (2004 – $31 million) at 90-day LIBOR rate	**150**	149
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**272**	274
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**210**	210
6.75% Debentures due August 10, 2015, unsecured	**200**	200
6.14% Debentures due March 21, 2018, unsecured	**200**	200
6.40% Debentures due December 11, 2028, unsecured	**100**	101
6.74% Debentures due November 24, 2031, unsecured	**200**	200
6.67% Debentures due March 21, 2033, unsecured	**400**	400
6.625% Deferrable debentures due November 15, 2034, unsecured (US$175 million)	**216**	210
Other notes payable with interest of 8.0%	**10**	10
	3,558	3,554

NOTE 3 CAPITAL TRUST SECURITIES AND DEBENTURES

	June 30, 2005	December 31, 2004
Capital trust securities[1]		
Trust securities issued by GWLCT	-	350
Trust securities issued by CLCT	-	450
	-	800
Capital trust debentures		
5.995% senior debentures due December 31, 2052, unsecured (GWLCT)	**350**	–
6.679% senior debentures due June 30, 2052, unsecured (CLCT)	**300**	–
7.529% senior debentures due June 30, 2052, unsecured (CLCT)	**150**	–
	800	–
Acquisition-related fair market value adjustment	**36**	37
Trust securities held by the consolidated group as a temporary investment	**(186)**	(186)
	650	651

(1) Prior to January 1, 2005, the capital trust securities were presented as part of Non-controlling interests.

GWLCT, a trust established by the Great-West Life Assurance Company (Great-West), had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West senior debentures in the amount of $350 million, and CLCT, a trust established by the Canada Life Assurance Company (Canada Life), had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million. Effective January 1, 2005, the Corporation is no longer consolidating GWLCT and CLCT. The impact of this change is to not recognize the capital trust securities issued by GWLCT and CLCT and to recognize the debentures issued to the trusts by Great-West and Canada Life. As a result, distributions and interest on the capital trust securities have been reclassified to financing charges on the Consolidated Statements of Earnings.

NOTE 4 CAPITAL STOCK AND STOCK OPTION PLAN

STATED CAPITAL

AUTHORIZED

Unlimited number of first preferred shares, issuable in series, of second preferred shares, issuable in series, and of common shares.

Issued and Outstanding

	June 30, 2005		December 31, 2004	
	Number of shares	**Stated capital**	Number of shares	Stated capital
Preferred Shares (classified as liabilities)				
Series C First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series J First Preferred Shares	**6,000,000**	**150**	6,000,000	150
	12,000,000	**300**	12,000,000	300
Perpetual Preferred Shares				
Series A First Preferred Shares	**4,000,000**	**100**	4,000,000	100
Series D First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series E First Preferred Shares	**8,000,000**	**200**	8,000,000	200
Series F First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series H First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series I First Preferred Shares	**8,000,000**	**200**	8,000,000	200
	38,000,000	**950**	38,000,000	950
Common shares	**704,813,680**	**593**	704,813,680	593

STOCK-BASED COMPENSATION

During the second quarter of 2005, 2,015,000 options (50,000 in 2004) were granted under the Corporation's stock option plan. The fair value of options granted in 2005 ($8.10) was estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 2.4%, expected volatility of 21%, risk-free interest rate of 4.3% and expected life of 9 years. The fair value of options granted in 2004 ($6.63) was estimated using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 2.4%, expected volatility of 21%, risk-free interest rate of 5% and expected life of 9 years. No options were granted in the first quarters of 2005 and 2004. In addition, stock options were granted by subsidiaries. Compensation expense of $9 million has been recognized for the six months ended June 30, 2005 ($7 million in 2004).

Options were outstanding at June 30, 2005 to purchase, until May 11, 2015, up to an aggregate of 8,425,000 shares, at various prices from $6.65938 to $32.235. During the six months ended June 30, 2005, no shares were issued under the Corporation's plan. During the six months ended June 30, 2004, 7,820,000 shares were issued under the Corporation's plan for an aggregate consideration of $36 million.

NOTE 5 FINANCING CHARGES

Financing charges include interest on debentures and other borrowings, together with distribution and interest on capital trust securities and debentures and dividends on preferred shares now classified as liabilities, as described in Notes 1 and 3.

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
Interest on long-term debentures and other borrowings	**57**	60	**113**	122
Preferred share dividends	**17**	19	**36**	39
Distributions and interest on capital trust securities and debentures	**12**	12	**24**	24
Distributions on capital trust securities held by the consolidated group as temporary investments	**(2)**	(5)	**(5)**	(10)
	84	86	**168**	175

NOTE 6 OTHER INCOME (CHARGES), NET

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
Share of Pargesa's non-operating earnings	**9**	14	**10**	16
Gain resulting from dilution of the Corporation's interest in IGM	**–**	8	**–**	8
Restructuring costs – Lifeco (Note 8)	**(11)**	(9)	**(18)**	(18)
	(2)	13	**(8)**	6

NOTE 7 EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations:

	Three months ended June 30		Six months ended June 30	
	2005	2004 (restated)	**2005**	2004 (restated)
Net earnings	**451**	431	**830**	766
Dividends on perpetual preferred shares	**(13)**	(13)	**(26)**	(26)
Net earnings available to common shareholders	**438**	418	**804**	740
Weighted number of common shares outstanding (millions) – Basic	**704.8**	704.7	**704.8**	703.0
Exercise of stock options	**8.4**	6.6	**8.4**	6.6
Shares assumed to be repurchased with proceeds from exercise of stock options	**(5.4)**	(4.1)	**(5.5)**	(4.2)
Weighted number of common shares outstanding (millions) – Diluted	**707.8**	707.2	**707.7**	705.4

NOTE 8 RESTRUCTURING COSTS

Restructuring costs related to the acquisition of Canada Life Financial Corporation (CLFC) incurred for the six months ended June 30, 2005 were $68 million (2004 – $110 million). Of this amount, $18 million before tax ($13 million after tax) (2004 – $18 million before tax ($13 million after tax)) was charged to income and $50 million (2004 – $92 million) was charged against the amount accrued as part of the purchase equation of CLFC. Of the $448 million total estimated restructuring costs, $413 million of these costs has been utilized with the remaining $35 million expected to be utilized in 2005. These restructuring costs are related to the elimination of duplicate systems, exiting and consolidating operations and compensation costs. These activities are expected to be substantially completed by the end of 2005.

NOTE 9 PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The total benefit costs included in operating expenses are as follows:

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
Pension benefits	**16**	14	**35**	31
Other benefits	**13**	15	**24**	30
	29	29	**59**	61

NOTE 10 SECURITIZATIONS

During the second quarter, IGM securitized $83 million (2004 – nil) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $83 million (2004 – nil). IGM's retained interest in the securitized loans was valued at $3 million (2004 – nil). A pre-tax gain on sale of $2 million (2004 – nil) was recognized and reported in Net Investment Income in the Consolidated Statements of Earnings.

During the six months ended June 30, 2005, IGM securitized $132 million (2004 – $10 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $132 million (2004 - $10 million). IGM's retained interest in the securitized loans was valued at $4 million (2004 – $0 million). A pre-tax gain on sale of $2 million (2004 – $0 million) was recognized and reported in Net Investment Income in the Consolidated Statements of Earnings.

NOTE 11 RELATED PARTY TRANSACTIONS (CHANGES SINCE DECEMBER 31, 2004 ANNUAL REPORT)

During the six months ended June 30, 2005, Great-West Life & Annuity Insurance Company (a subsidiary of Lifeco) received $414 million of funds that were invested by an affiliated company, Maxim Series Fund Inc. Lifeco recorded this transaction as premium income. All transactions were at market terms and conditions.

NOTE 12 SEGMENTED INFORMATION

Information on Profit Measure

Three months ended June 30, 2005	**Lifeco**	**IGM**	**Parjointco**	**Other**	**Total**
Revenues					
Premium income	**3,788**				**3,788**
Net investment income	**1,327**	**47**		**(10)**	**1,364**
Fee income	**616**	**532**		**(5)**	**1,143**
	5,731	**579**	**–**	**(15)**	**6,295**
Expenses					
Insurance claims	**4,081**				**4,081**
Commissions	**331**	**177**		**(4)**	**504**
Operating expenses	**621**	**136**		**15**	**772**
Financing charges	**49**	**23**		**12**	**84**
	5,082	**336**	**–**	**23**	**5,441**
	649	**243**	**–**	**(38)**	**854**
Share of earnings of affiliate			**52**		**52**
Other income – net	**(11)**		**9**		**(2)**
Earnings before the following	**638**	**243**	**61**	**(38)**	**904**
Income taxes	**152**	**74**			**226**
Non-controlling interests	**174**	**70**		**(17)**	**227**
Contribution to consolidated net earnings	**312**	**99**	**61**	**(21)**	**451**

Information on Profit Measure

Three months ended June 30, 2004	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	3,940				3,940
Net investment income	1,357	37		(13)	1,381
Fee income	587	487		3	1,077
	5,884	524	–	(10)	6,398
Expenses					
Insurance claims	4,333				4,333
Commissions	314	154		3	471
Operating expenses	639	127		12	778
Financing charges	50	23		13	86
	5,336	304	–	28	5,668
	548	220	–	(38)	730
Share of earnings of affiliate			62		62
Other income – net	(9)		14	8	13
Earnings before the following	539	220	76	(30)	805
Income taxes	130	67		1	198
Non-controlling interests	130	64		(18)	176
Contribution to consolidated net earnings	279	89	76	(13)	431

NOTE 12 SEGMENTED INFORMATION (CONTINUED)

Information on Profit Measure

Six months ended June 30, 2005	**Lifeco**	**IGM**	**Parjointco**	**Other**	**Total**
Revenues					
Premium income	**8,316**				**8,316**
Net investment income	**2,619**	**97**		**(23)**	**2,693**
Fee income	**1,230**	**1,055**		**(12)**	**2,273**
	12,165	**1,152**	**–**	**(35)**	**13,282**
Expenses					
Insurance claims	**8,897**				**8,897**
Commissions	**660**	**353**		**(11)**	**1,002**
Operating expenses	**1,251**	**279**		**24**	**1,554**
Financing charges	**97**	**45**		**26**	**168**
	10,905	**677**	**–**	**39**	**11,621**
	1,260	**475**	**–**	**(74)**	**1,661**
Share of earnings of affiliate			**63**		**63**
Other income – net	**(18)**		**10**		**(8)**
Earnings before the following	**1,242**	**475**	**73**	**(74)**	**1,716**
Income taxes	**301**	**145**			**446**
Non-controlling interests	**337**	**138**		**(35)**	**440**
Contribution to consolidated net earnings	**604**	**192**	**73**	**(39)**	**830**

Information on Profit Measure

Six months ended June 30, 2004	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	7,351				7,351
Net investment income	2,715	79		(25)	2,769
Fee income	1,119	965		(7)	2,077
	11,185	1,044	–	(32)	12,197
Expenses					
Insurance claims	8,102				8,102
Commissions	605	298		(7)	896
Operating expenses	1,278	263		24	1,565
Financing charges	102	47		26	175
	10,087	608	–	43	10,738
	1,098	436	–	(75)	1,459
Share of earnings of affiliate			68		68
Other income – net	(18)		16	8	6
Earnings before the following	1,080	436	84	(67)	1,533
Income taxes	267	135		1	403
Non-controlling interests	274	126		(36)	364
Contribution to consolidated net earnings	539	175	84	(32)	766

NOTE 13 SUBSEQUENT EVENTS

On May 12, 2005, Canada Life (a subsidiary of Lifeco), through its wholly owned United Kingdom subsidiary, Canada Life Limited, entered into an agreement to acquire the assets and liabilities associated with the in-force annuity in payment business of Phoenix & London Assurance Company Limited, part of the Resolution Life Group which is based in the United Kingdom. The assets and liabilities were valued at $5.1 billion as at December 31, 2004. Under the agreement, from July 1, 2005, Canada Life Limited assumed 100% of this business block on an indemnity reinsurance basis and, subject to the sanction of the Court in London, this reinsured business is expected formally to transfer to Canada Life Limited on December 31, 2005. Although the final transaction amount will depend on the value of the liabilities at the date of closing, it is anticipated to result in an increase in invested assets and a corresponding increase in policyholder liabilities of approximately $5.1 billion.

On July 21, 2005, Lifeco entered into an agreement with a syndicate of underwriters under which the underwriters have agreed to buy 12,000,000 4.85% Non-cumulative First Preferred Shares Series H from Lifeco for sale to the public at a price of $25 per Preferred Share, representing an aggregate issue amount of $300 million. Lifeco has granted the underwriters an option to purchase up to an additional 2,000,000 Preferred Shares. The offering is expected to close August 12, 2005.

POWER FINANCIAL
CORPORATION

CORPORATE INFORMATION

Additional copies of this report are available from:

The Secretary
Power Financial Corporation
751 Victoria Square
Montréal, Québec, Canada H2Y 2J3
or
Suite 2600, Richardson Building
1 Lombard Place
Winnipeg, Manitoba, Canada R3B 0X5

Shareholders with questions relating to the payment of dividends, change of address and share certificates should contact the Transfer Agent.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada
1 800 564-6253 (toll-free in Canada and the United States)
or (514) 982-7555

100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1

1500 University Street, Suite 700
Montréal, Québec, Canada H3A 3S8

510 Burrard Street
Vancouver, British Columbia, Canada V6C 3B9

Power Financial Corporation
751 Victoria Square, Montréal, Québec, Canada H2Y 2J3
Telephone (514) 286-7430 Fax (514) 286-7424
www.powerfinancial.com

POWER FINANCIAL
CORPORATION

751 Victoria Square, Montréal, Québec, Canada H2Y 2J3
Telephone (514) 286-7430 Fax (514) 286-7424
www.powerfinancial.com

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